

04030982

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME: Vossloh AG

*CURRENT ADDRESS: Vosslohstrasse 4
58791 Werdohl Germany

**FORMER NAME: ______

**NEW ADDRESS: ______

PROCESSED
JUN 24 2004
THOMSON FINANCIAL

FILE NO. 82- 34795   FISCAL YEAR ______

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 6/24/04

vossloh

82-34795

Interim report as of March 31, 2003



SUPPL

Q1/2003 at a glance

Group		Q1/2003	Q1/2002
Income statement data			
Net sales	€ mill.	165.5	135.1
thereof Rail Infrastructure	€ mill.	117.8	102.6
Motive Power	€ mill.	37.5	27.1
Information Technologies	€ mill.	10.3	5.3
EBIT	€ mill.	29.5	7.3
Net interest expense	€ mill.	(3.3)	(2.7)
EBT	€ mill.	26.2	4.6
Group earnings (total)	€ mill.	21.1	1.9
Earnings per share (EpS)	€	1.54	0.14
EBIT margin	%	17.8	5.4
Pretax return on equity (ROE)	%	40.5	5.9
Return on capital employed (ROCE)	%	20.6	5.9
Balance sheet data			
Fixed assets	€ mill.	386.9	255.7
capital expenditures[1]	€ mill.	3.9	4.7
amortization/depreciation[1]	€ mill.	4.6	4.5
Working capital	€ mill.	184.9	240.5
Working capital ratio	%	27.9	44.5
Capital employed	€ mill.	571.9	496.2
Total equity	€ mill.	259.1	314.2
thereof minority interests	€ mill.	4.2	120.3
Net financial debt	€ mill.	196.2	239.8
Net leverage	%	75.7	76.3
Total assets	€ mill.	943.8	908.5
Equity ratio	%	27.4	34.6
Cash flow statement data			
Cash flow from operating activities	€ mill.	(13.1)	(18.0)
Cash flow from investing activities	€ mill.	44.0	(4.7)
Cash flow from financing activities	€ mill.	(33.9)	10.4
Change in cash & cash equivalents	€ mill.	(3.0)	(12.3)
Workforce			
Quarterly average headcount		4,211	4,074
thereof Rail Infrastructure		2,754	3,161
Motive Power		1,165	639
Information Technologies		266	252
Vossloh AG		26	22
Payroll-to-added value ratio	%	63.1	84.8
Personnel expenses	€ mill.	52.1	40.7
Share data			
Stock price at March 31	€	29.80	21.10
Market capitalization at March 31	€ mill.	429.1	303.8

[1] excluding financial assets

Income statement data covers the 3 months ended March 31, 2003 or 2002, balance sheet data refers to the quarterly closing date (March 31, 2003 or 2002). Wherever required, indicators were annualized. None of the year-earlier comparatives reflect the Lighting operations (discontinued and sold in 2002).

Contents

The Vossloh Group structure	4
To our stockholders	5
Vossloh stock	6
Analysis of the consolidated financial statements	7
Rail Infrastructure division	11
Motive Power division	13
Information Technologies division	15
Capital expenditures	16
Research and development	16
Employees	17
Prospects	18
Interim financial statements of the Vossloh Group as of March 31, 2003	
Income statement	20
Cash flow statement	21
Balance sheet	22
Statement of changes in equity	24
Explanatory notes	25
Financial diary	28

The Vossloh Group structure


Rail Infrastructure
Motive Power
Information Technologies
Vossloh Switch Systems
Vossloh Locomotives
Vossloh Information Technologies
Vossloh Fastening Systems
Vossloh Electrical Systems
Vossloh Infrastructure Services
Vossloh Services

Rail Infrastructure

Even now, rail fasteners from Vossloh are used in 65 countries for their inherent safety and efficiency. With the takeover of Cogifer, Vossloh has slipped into a global-scale leadership role in both switch manufacture and the maintenance and construction of tracks.

Motive Power

Ultramodern Vossloh diesel locomotives have for years now been leading the way throughout Europe. Cost efficiency, flexibility and attractive financing arrangements–these are some of the ingredients keeping this market leader on the success track. Moreover, with the takeover of the Kiepe Group, Vossloh has securely positioned itself as a supplier of key technologies used in the building of trams, streetcars, and trolleybuses.

Information Technologies

Engineering systems sourced from Vossloh ensure cost-effective and customer-friendly operations management for transport operators. Vossloh is also a leading supplier of passenger information systems used in trains, railway stations, and at airport terminals. Signaling components and electronic signal boxes are another niche market with vast growth potential.

Dear Stockholders:

Despite a lingering scenario of economic gloom and doom plus the imponderable consequences of the Iraq war, the Vossloh Group started off well into fiscal 2003.

Compared with the like-for-like Q1/2002, Group sales climbed 22.4 percent to €165.5 million while in the same period, EBIT quadrupled from €7.3 million to €29.5 million. Allowing for the €14.5 million collected from the sale of the final third of our VAE stake, EBIT from strictly operational business has still more than doubled.

This remarkably good first quarter combined with an order backlog meanwhile increased to around €980 million encourages our confidence in the further course of fiscal 2003 and in our ability to achieve the ambitious targets set for the current year: sales to advance by a good 16 percent to €870 million and EBIT to rise by a good 20 percent to €95 million.

This sound progress shown by our group was accompanied by the strong price gains posted by Vossloh stock. In contrast to the general market mood, Vossloh stock quotations climbed in Q1/2003 by 20+ percent and even a total of 65 percent in the past two years, with the very good earnings, the proposed generous dividend increase to €1.20 per share, and the inclusion of Vossloh stock in the new MDAX (now shrunk to 50 members), all promising additional upside potential. What's more, the most recent analysts' opinions look to a price of €40.00, this comparing with the €29.80 (XETRA) quoted at the end of Q1/2003.

Over the past months we have repeatedly informed you about the Vossloh Group's realignment into a transport technology group during the past year. This forward-driven refocus is also reflected as of now in Vossloh's new trademark and logo which mirrors our own efforts to focus on clearly defined markets: dynamically pointing forward, while at the same time solid and graspable. The green stands worldwide for *Go!*–signaling direction and an eagerness to move tomorrow's transport markets and safely arrive at the self-set destinations.

Our transformation is not only reflected in the new logo. As you will realize, our quarterly report is now much more detailed and, moreover, it was reviewed by our statutory auditors.

Vossloh's website has also been redesigned and its content significantly enlarged.

Our intention is to present Vossloh as a successful, informative and hence stockholder-friendly Group. Investing in Vossloh stock has been rewarding and is set to be even more so in future.

Sincerely,

Vossloh AG
Executive Board Chairman



Burkhard Schuchmann

Vossloh stock

Stock markets in the first quarter of fiscal 2003 were battered by the start of the Iraq war and the general uncertainty as to its duration and repercussions. MDAX, the German index for midsize corporations including Vossloh, started 2003 at 3,025 points, then rising 4.1 percent to peak at 3,148 points as early as January 6, 2003. Thereafter, the index slid downhill to sink to a mere 2,622 points, its quarterly low, during March 12, 2003. As of March 31, 2003, the MDAX had reached 2,770 points, thus closing the quarter with a loss of 8.4 percent.

In contrast, Vossloh stock in the first three months of 2003 managed to buck the general market trend and continued its course of the preceding two years. During Q1/2003, it climbed by a further 20.6 percent, from €24.00 at the start of the year to its all-time high of €31.37 on March 28, 2003, following announcement of the figures for fiscal 2002. On March 31, 2003, the price was €29.80 (XETRA).

Prompted by the data presented at the analysts' conference of March 21, 2003, many of those present began to take a fresh look at Vossloh's stock price potential, present estimates reaching as high as up to €40. Among the buy recommenders were the ING Barings Group, Berenberg Bank, ABN Amro, equinet ag, Nols AG, and Independent Research.

March 24, 2003, saw the resegmentation of Deutsche Börse's stock indexes, the MDAX having been shrunk from 70 to 50 members and including for the first time foreigners. This reduction and inclusion of non-German companies will step up investor appeal. Vossloh, too, is a member of the new and smaller MDAX and will thus also benefit from this enhanced attraction.


Vossloh stock price trend in Q1/2003
31
30
29
28
27
26
25
24
23
22
21
12/30/2002
1/31/2003
2/28/2002
3/31/2003
Vossloh stock price in €
MDAX (rebased)

Analysis of the consolidated financial statements

Fiscal 2002 saw Vossloh's realignment and focus on transport technology. This refocus involved the acquisition of the Cogifer and Kiepe Groups, as well as the divestment of the VAE Group and the Lighting operations, the latter being disclosed as discontinued in line with FAS 144 under US GAAP. These accounting principles require for representational faithfulness that the year-earlier income statement be adjusted by eliminating from reported net income all contributions by Lighting to the Q1/2002 earnings and subsuming such contributions as earnings from discontinued operations. The Lighting assets and liabilities also had to be eliminated from the balance sheet as of March 31, 2003, and reported in separate lines as assets of discontinued operations and liabilities of discontinued operations, respectively. In the Q1/2002 cash flow statement, all cash inflows and outflows related to Lighting were aggregated and shown as net inflow of cash & cash equivalents from discontinued operations. The year-earlier comparatives disclosed herein always refer to data after reclassification according to FAS 144.

Like-for-like sales in Q1/2003 rose by 22 percent to €165.5 million (up from €135.1 million), mainly due to the newly acquired Cogifer and Kiepe Groups which in the period under review generated clearly higher sales revenues than the meantime sold VAE Group did a year ago.

Sales by regions		Q1/2003	Q1/2002
Germany	€ mill.	48.7	42.8
Other Euroland	€ mill.	83.3	38.4
Other Europe	€ mill.	14.3	17.9
Total Europe	**€ mill.**	**146.3**	**99.1**
North America	€ mill.	2.9	18.9
Latin America	€ mill.	0.0	2.3
Total Americas	**€ mill.**	**2.9**	**21.2**
Asia	**€ mill.**	**10.9**	**8.6**
Other	**€ mill.**	**5.4**	**6.2**
Total	**€ mill.**	**165.5**	**135.1**


Sales and EBIT of the Vossloh Group
165.5
29.5
135.1
7.3
Q1/2003
Q1/2002
Sales (€ million)
EBIT (€ million)

Analysis of the consolidated financial statements

The acquisitions and the divestment of the VAE Group together raised again the non-German share in total sales, up from 68.3 percent in Q1/2002 to 70.6 percent in Q3/2003. The percentage share of European sales in the total climbed from 73.4 a year ago to now 88+ percent.

Vossloh Group		Q1/2003	Q1/2002
Net sales	€ mill.	165.5	135.1
EBITDA	€ mill.	34.1	11.8
EBIT	€ mill.	29.5	7.3
EBIT margin	%	17.8	5.4
EBT	€ mill.	26.2	4.6
Group earnings	€ mill.	21.1	1.9

First-quarter Group EBIT in 2003 more than quadrupled to €29.5 million (up from €7.3 million). This EBIT includes a net €14.5 million, viz. the gain from the last third of the stake in the VAE Group (sold January 2, 2003) net after risk provisions. Adjusted for this factor, EBIT climbed almost €8 million to a like-for-like €15.0 million. The adjusted quarterly EBIT margin came to 9.1 percent (up from 5.4), largely attributable to the definitely improved margins of the Rail Infrastructure and Information Technologies divisions.

Thanks to the tax-exempt capital gain from the VAE stake's disposal, the income tax load ratio dropped from just under 41 percent a year ago to around 19 percent in Q1/2003. First-quarter net income 2003 amounted to €21.3 million, which compares with the year-earlier €2.7 million.

Group earnings for Q1/2003 totaled €21.1 million (up from €1.9 million), equivalent to quarterly EpS of €1.54 (up from €0.14).



Earnings per share (€)
1.54
0.14
Q1/2003
Q1/2002

Analysis of the consolidated financial statements

At €943.8 million, the Vossloh Group's total assets as of March 31, 2003, remained virtually unchanged (down from €947.2 million). Total equity as of March 31, 2003, climbed €20.5 million from year-end 2002 to €259.1 million, the equity ratio thus improving from 25.2 to 27.4 percent while, versus March 31, 2002, the equity ratio slipped by just over 7 percentage points. However, total equity at the end of Q1/2002 had still included minority interests of €120.3 million (contrasting with €4.2 million as of March 31, 2003). Excluding the minority interests, the (stockholders') equity ratio improved from 21.3 percent (3/31/2002) to 27.0 percent at the end of the quarter under review.

Vossloh Group		3/31/2003	12/31/2002	3/31/2002
Total assets	€ mill.	943.8	947 .2	908.5
Total equity	€ mill.	259.1	238.6	314.2
Equity ratio	%	27.4	25.2	34.6
Working capital	€ mill.	184.9	175.5	240.5
Working capital ratio*	%	27.9	23.6	44.5
Fixed assets	€ mill.	386.9	414.5	255.7
Capital employed	€ mill.	571.9	590.0	496.2
ROCE*	%	20.6	13.3	5.9
Return on equity*	%	40.5	26.7	5.9
Net financial debt	€ mill.	196.2	227.0	239.8
Net leverage	%	75.7	95.1	76.3

* annualized

Despite the higher working capital (up around 5 percent to €184.9 million from the level at December 31, 2002), the capital employed shrank as of March 31, 2003, by a good €18 million to €571.9 million, mainly due to the retirement of the VAE shares from fixed assets. In comparison to the year-earlier quarter, annualized ROCE was enhanced by 14.7 percentage points to 20.6 percent. Even excluding the gain from the VAE divestment, ROCE climbed 4.6 percentage points to 10.5 percent.

The lower net financial debt–down from December 31, 2002, by almost 14 percent to €196.2 million–is also substantially attributable to the cash inflow from the sale of the VAE stake. The Group's net leverage, i.e., the ratio of net financial debt to equity, improved from 95.1 percent at year-end 2002 to 75.7 percent as of March 31, 2003, as equity increased and net financial debt decreased. Despite the acquisitions in 2002, net financial debt was downscaled by close to €44 million from the level at March 31, 2002. Net leverage at the end of Q1/2003 is 0.6 percentage points below that a year ago.



The Rail Infrastructure division generated Q1/2003 sales revenues of €117.8 million (up 14.9 percent from €102.6 million).

The Vossloh Fastening Systems subdivision showed an almost 20-percent increase, from €27.8 million to €33.3 million, with German business showing especially strong growth during Q1/2003. Like-for-like, sales revenues climbed by 37 percent. Not only German, foreign business, too, made better-than-expected progress. Deserving special mention was the construction work leading up to the 2004 Olympics in Athens, which yielded added sales in Greece of over €4 million.

Vossloh Cogifer SA and its subsidiaries, which together make up the Vossloh Switch Systems subdivision, generated sales of €49.3 million (like-for-like up by 13 percent). In Q1/2002, the VAE Group, now no longer belonging to the Vossloh Group, had accounted for sales of €75.2 million.

Sales by the Vossloh Infrastructure Services subdivision reached €37.2 million in Q1/2003.

Rail Infrastructure		Q1/2003	Q1/2002
Net sales	€ mill.	117.8	102.6
EBITDA	€ mill.	24.4	16.6
EBIT	€ mill.	21.5	13.2
EBIT margin	%	18.2	12.8

Q1/2003 EBIT soared by 60+ percent to €21.5 million from the year-earlier €13.2 million, the EBIT margin thus rising from 12.8 percent in Q1/2002 to 18.2 percent in Q1/2003.

Working capital was ratcheted down from the level at December 31, 2002, by €4.3 million to €124.7 million and from March 31, 2002, by €15.8 million. The hike in fixed assets versus the level at March 31, 2002, was largely caused by goodwill in connection with the acquisition of the Cogifer Group. In spite of the resultant growth of capital employed, annualized ROCE picked up by 5+ points to 20.9 percent in comparison to Q1/2002.

Rail Infrastructure		3/31/2003	12/31/2002	3/31/2002
Working capital	€ mill.	124.7	129.0	140.5
Working capital ratio*	%	26.5	25.2	34.3
Fixed assets	€ mill.	286.7	286.4	198.2
Capital employed	€ mill.	411.4	415.4	338.7
ROCE*	%	20.9	16.8	15.6

* annualized

The order backlog of Rail Infrastructure as of March 31, 2003, came to €330 million, up 6.7 percent from the end of 2002.

Sales by the Motive Power division totaled €37.5 million, well above the year-earlier €27.1 million, although it should be remembered that around €20 million of the Q1/2003 sales were delivered by the Kiepe Group (Vossloh Electrical Systems) acquired in Q4/2002. Despite a tall order backlog, the Vossloh Locomotives subdivision's sales of €16.4 million could not match the year-earlier €26.5 million and hence, this unit still failed to yield a positive EBIT for Q1/2003. The latter was a negative €3.0 (up from an equally red €2.9 million).

Motive Power		Q1/2003	Q1/2002
Net sales	€ mill.	37.5	27.1
EBITDA	€ mill.	(1.9)	(2.3)
EBIT	€ mill.	(3.0)	(2.9)
EBIT margin	%	(7.9)	(10.7)

The year-earlier working capital of €117.3 million was slashed to €58.0 million as prepayments received surged. The capital employed, too, was thus downscaled from Q1/2002–despite the inclusion of the Kiepe Group–by €14.2 million to €120.0 million. Versus December 31, 2002, CE inched up by a good 8 percent, the reason being the higher inventory level at the Vossloh Locomotives subdivision, whose work in process increased.

Motive Power		3/31/2003	12/31/2002	3/31/2002
Working capital	€ mill.	58.0	48.1	117.3
Working capital ratio*	%	38.7	24.8	108.4
Fixed assets	€ mill.	62.0	62.5	16.9
Capital employed	€ mill.	120.0	110.6	134.2
ROCE*	%	(9.9)	4.3	(8.6)

* annualized

As of March 31, 2003, the division had an order backlog of around €560 million (up from €545 million at year-end 2002). Contracts awarded to the Vossloh Electrical Systems subdivision during the period included a follow-up project from the city of Athens for supplying the electrical equipment for trolleybuses and an order from Stadtbahn Stuttgart. The Vossloh Locomotives subdivision posted orders worth a good €36 million for 16 new locomotives including another 7 destined for Locomotion Capital NV/SA plus an option for a further 25, all to be leased by Locomotion to the French national railways SNCF.

Inf[illegible]
Tec[illegible]s division

At €10.3 million, the like-for-like year-earlier sales of €5.3 million by the Information Technologies division were almost doubled. EBIT, too, improved, turning around from a red €0.6 million in Q1/2002 to a black €0.2 million, as budgeted.

Information Technologies		Q1/2003	Q1/2002
Net sales	€ mill.	10.3	5.3
EBITDA	€ mill.	0.5	(0.3)
EBIT	€ mill.	0.2	(0.6)
EBIT margin	%	2.3	(10.8)

The interperiod comparison (Q1/2003 vs. Q1/2002) shows that capital employed rebounded from a negative €4.4 million to a black €16.6 million as prepayments received receded and inventories mounted. The increase from year-end 2002 came to €3.8 million, the annualized Q1/2003 ROCE being 5.7 percent.

Information Technologies		3/31/2003	12/31/2002	3/31/2002
Working capital	€ mill.	3.6	0.0	(17.1)
Working capital ratio*	%	8.7	0.0	(80.7)
Fixed assets	€ mill.	13.0	12.8	12.7
Capital employed	€ mill.	16.6	12.8	(4.4)
ROCE*	%	5.7	22.0	–

* annualized

The Information Technologies division's order backlog remained unchanged at just under €90 million.

Capital expenditures

Q1/2003 capital expenditures by the Vossloh Group added up to €3.9 million (down from €4.7 million). Of the combined €1.7 million expended by Vossloh Switch Systems during the period, around €1.0 million went toward expanding current production capacities. Of its some €1.3 million total, the Vossloh Infrastructure Services subdivision spent about €1.0 for replacements. None of the other divisions had any major capital outlays during the period.

Capital expenditures (PP&E)		Q1/2003	Q1/2002
Rail Infrastructure	€ mill.	3.2	3.2
Motive Power	€ mill.	0.5	0.8
Information Technologies	€ mill.	0.2	0.7
Vossloh AG	€ mill.	0.0	0.0
Total	**€ mill.**	**3.9**	**4.7**

Research & development

Compared with the €1.5 million in Q1/2002, R&D spending in Q1/2003 advanced by €0.3 million to €1.8 million. At Rail Infrastructure, most of the work concentrated on new and further developed switch systems, crossings, and rail fasteners, especially for high-speed services. Vossloh Switch Systems and Vossloh Fastening Systems combined their efforts in developing rail fastening systems for mainline slab track switches whose approval for trial operation is expected during Q3/2003.

Information Technologies has developed electronic interlock boxes for branch lines and these are now being modified to match the French market together with Vossloh Switch Systems.

Besides pushing ahead with the R&D projects launched in 2002, Vossloh Electrical Systems started in Q1/2003 on a project for developing drive converters for board systems of up to 1,500 V.

Vossloh Locomotives developed its Nordlok, a large diesel locomotive for the first time operable in both Germany and Scandinavia. This project is being sponsored by Germany's Federal Ministry for Education and Research. The basis for the Nordlok will be the G 2000 diesel locomotive, which will be equipped with a 2,700-kW diesel motor and three different signaling and control systems (Germany, Denmark, Sweden).

At March 31, 2003, the Vossloh Group had a workforce of 4,168, up by 1.7 percent from the year-earlier headcount (4,099 excluding Lighting) and 68 fewer than on December 31, 2002. The average workforce during Q1/2003 was 4,211 (up from 4,074, excluding Lighting).

The gain is mostly due to the fact that the newcomers (Cogifer companies and Kiepe Group) plus recruitments by the existing units more than outweighed losses from the disposal of the VAE Group stake.

Headcount at	3/31/2003	12/31/2002	3/31/2002
Rail Infrastructure	2,703	2,780	3,189
Motive Power	1,171	1,169	637
Information Technologies	268	262	250
Vossloh AG	26	25	23
Total	**4,168**	**4,236**	**4,099**

The Vossloh Group's sales per capita (rounded) climbed 19 percent in Q1/2003 to €39,300, from €33,200 a year ago. First-quarter personnel expenses for 2003 totaled €52.1 million (up from €40.7 million), those per capita amounted to €12,400, thus clearly above the year-earlier €10,000. This increase reflected the change in personnel structure brought about by the various transactions. Whereas the groups sold employed a high proportion of staff in countries with very low income structures, the key sites of the newly acquired companies are located in Central and Southern Europe. Due to the definite rise in the value added from the Q1/2002 level, the ratio of payroll to value added was nonetheless improved from the year-earlier 84.8 percent to 63.1 percent. Excluding the VAE divestment gain of €14.5 million, which is mirrored in the value added, the improvement is 8+ percentage points to 76.5 percent.

Group workforce and personnel expenses


52.1
40.7
4,211
4,074
Q1/2003
Q1/2002
Personnel expenses (€ million)
Quarterly average headcount

Prospects

The sound progress made during the first three months of 2003, endorse the predictions for 2003 as such. Vossloh AG is still expecting Group sales in 2003 to climb by more than 16 percent to a good €870 million (up from €744.5 million). EBIT is set to rise from €78.4 million by more than 20 percent to just under €95 million. These figures include the meanwhile realized gains from the disposal of investments (including risk provisions) of €14.5 million (up from €14.4 million). The EBIT margin in 2003 is set to increase 0.5 percentage points to almost 11 percent (up from 10.5 percent). Group earnings at €52 million will be in the region of the high prior-year figure. ROCE at over 15 percent will be easily above the year-earlier 13.3 percent.

The adverse overall economic prospects anticipated for 2003 will impact on the Vossloh Group's performance to only a limited degree, especially since the revenues budgeted for this year are largely based on orders firmly placed. Hence, the risks and opportunities inherent in sales and earnings predictions can only relate to possible postponements of invoicing dates for long-term projects.

For 2003, Rail Infrastructure expects sales of €493 million and an EBIT approximating €72 million. Even though sales are expected to be lower than in 2002 (€511.8 million), EBIT is likely to climb by about 3.0 percent (up from €70.0 million).

Motive Power reckons on sales of almost €317 million in 2003, a forecast largely based on orders already contracted. This division's EBIT is predicted to advance to almost €18 million, a vast improvement over the year-earlier €4.8 million.

Information Technologies is budgeting sales of nearly €62 million, a good 60+ percent higher than the year-earlier figure. EBIT is targeted to more than double, from €2.8 million to over €6 million.



Interim financial statements as of March 31, 2003

Income statement

Cash flow statement

Balance sheet

Statement of changes in equity

Explanatory notes

Interim financial statements of the Vossloh Group as of March 31, 2003

Consolidated income statement
for the quarter ended March 31, 2003

	Q1/2003 € million	Q1/2002 € million
Net sales	165.5	135.1
Cost of goods sold	(126.0)	(108.2)
General administrative and selling expenses	(24.7)	(18.6)
R&D expenses	(1.8)	(1.5)
Operating result	**13.0**	**6.8**
Nonoperating result	16.4	(0.1)
Income from investments	0.1	0.6
Earnings before interest and taxes (EBIT)	**29.5**	**7.3**
Net interest expense	(3.3)	(2.7)
Earnings before taxes (EBT)	**26.2**	**4.6**
Income taxes	(4.9)	(1.9)
Earnings before minority interests/net income (continued operations)	**21.3**	**2.7**
Minority interests	(0.2)	(1.1)
Earnings from discontinued operations		
EBT	–	0.9
income taxes	–	(0.6)
		0.3
Group earnings	**21.1**	**1.9**
Earnings per share*		
Earnings from continued operations	1.54	0.12
Earnings from discontinued operations	–	0.02
Basic EpS	1.54	0.14

* During Q1/2002 and Q1/2003, an average 13,725,608 and 13,688,083 no-par shares of stock, respectively, were issued and outstanding.

For Q1/2002, earnings of the Lighting operations (shed in 2002) are disclosed after the continued operations' earnings before minority interests/net income.

Consolidated statement of cash flows

according to FAS 95 for the quarter ended March 31, 2003

	Q1/2003 € million		Q1/2002 € million	
Cash inflow/outflow from operating activities*				
Group earnings	21.1		1.9	
Earnings from discontinued operations	–		(0.3)	
Earnings from continued operations		21.1		1.6
Adjustments to reconcile Group earnings with cash inflow/outflow from operating activities				
Minority interests in net income	0.2		1.1	
Amortization/depreciation/write-down	4.6		4.5	
Change in deferred taxes	(0.1)		(0.1)	
Book gains/losses (net) from the disposal of intangible assets and property, plant & equipment	(0.2)		0.0	
Undistributed profits of subsidiaries	(0.2)		(0.2)	
Book gains/losses from investments disposed of	(16.0)		–	
Change in deferred income	(0.4)		0.8	
Change in receivables	14.3		13.7	
Change in inventories	(40.3)		(30.6)	
Change in prepaid expenses & deferred charges	(1.2)		(0.3)	
Change in liabilities and accruals	5.1		(8.5)	
Total adjustments		(34.2)		(19.6)
Net cash used in operating activities		**(13.1)**		**(18.0)**
Cash inflow/outflow from investing activities*				
Cash inflow from the disposal of intangible assets and property, plant & equipment	0.5		0.1	
Cash inflow from the disposal of financial assets	0.0		0.0	
Cash outflow for intangible assets and property, plant & equipment	(3.9)		(4.7)	
Cash outflow for financial assets	(0.9)		(0.1)	
Cash inflow from the disposal of investments	48.3		–	
Net cash provided by/(used in) investing activities		**44.0**		**(4.7)**
Cash inflow/outflow from financing activities*				
Net borrowings through note-based finance	0.4		0.0	
Net financing from short-term credits	(33.9)		27.1	
Net financing from medium- and long-term loans	(0.3)		(15.1)	
Purchase of treasury stock	–		(1.6)	
Change in minority interests due to dividend payout	(0.1)		–	
Net cash provided by/(used in) financing activities		**(33.9)**		**10.4**
Net outflow of cash & cash equivalents (continued operations)		(3.0)		(12.3)
Net outflow of cash & cash equivalents from discontinued operations		–		(1.0)
Cash & cash equivalents at beginning of period, continued operations		**38.6**		**45.2**
Cash & cash equivalents at end of period, continued operations		**35.6**		**32.9**

* Positive amounts correspond to an inflow, negative ones to an outflow of funds.

Consolidated balance sheet

Assets

	3/31/2003 € million	12/31/2002 € million	3/31/2002 € million
Total current assets	537.6	**513.6**	**644.3**
Cash & cash equivalents	35.6	38.6	32.9
Trade receivables	214.2	243.3	128.7
Due from subsidiaries and investees	2.9	1.9	1.0
Inventories	228.7	188.4	235.5
Sundry current assets	56.2	41.4	32.2
Assets of discontinued operations	–	–	214.0
Total noncurrent assets	406.2	**433.6**	**264.2**
Financial assets	20.9	47.9	30.9
Shares in unconsolidated subsidiaries	7.1	7.1	3.5
Other investments and long-term securities	8.6	35.6	14.0
Sundry long-term loans	5.2	5.2	13.4
Property, plant and equipment	88.6	89.7	145.6
Intangible assets	277.4	276.9	79.2
Total fixed assets	386.9	414.5	255.7
Sundry noncurrent assets	19.3	19.1	8.5
	943.8	**947.2**	**908.5**

According to FAS 144, the assets and liabilities of the Lighting operations disposed of are disclosed as of March 31, 2002, in separate lines, viz. *assets of discontinued operations* and *liabilities of discontinued operations*, respectively.

:quity & liabilities

	3/31/2003 € million	12/31/2002 € million	3/31/2002 € million
otal liabilities and accruals	684.7	**708.6**	**594.3**
Current liabilities and accruals	**440.7**	**468.9**	**417.4**
Trade payables	81.6	85.5	60.7
)ue to subsidiaries and investees	2.9	2.6	1.5
Sundry current liabilities	295.9	328.2	242.2
Current accruals	60.3	52.6	42.8
iabilities of discontinued operations	–	–	70.2
Noncurrent liabilities and accruals	**244.0**	**239.7**	**176.9**
inancial debts	140.5	140.7	98.6
ension accruals and similar obligations	18.7	18.5	25.3
Sundry noncurrent liabilities	60.2	53.3	25.4
Sundry noncurrent accruals	24.6	27.2	27.6
Group equity	**259.1**	**238.6**	**314.2**
Capital stock	36.8	36.8	36.8
\dditional paid-in capital	29.5	29.5	29.5
reasury stock	(15.5)	(15.5)	(14.8)
Reserves retained from earnings	135.0	135.0	128.0
Indistributed Group profit	52.7	0.3	17.4
Group earnings	21.1	52.4	1.9
Accumulated other comprehensive income	(4.7)	(4.5)	(4.9)
Minority interests	4.2	4.6	120.3
	943.8	**947.2**	**908.5**

Statement of changes in equity

Equity analysis		Capital stock	Additional paid-in capital	Treasury stock	Reserves retained from earnings	Undistributed Group profit	Group earnings	Accumulated OCI	Minority interests	Total
Balance at 12/31/2001	**€ mill.**	**36.8**	**29.5**	**(13.2)**	**128.0**	**0.2**	**17.2**	**(5.3)**	**118.7**	**311.9**
Carryforward to new account	€ mill.					17.2	(17.2)			0.0
Sundry changes	€ mill.			(1.6)						(1.6)
Net income for Q1/2002	€ mill.						1.9		1.1	
Accumulated other comprehensive income (OCI)	€ mill.							0.4	0.5	
Comprehensive income	€ mill.						1.9	0.4		2.3
Minority interests	€ mill.								1.6	1.6
Balance at 3/31/2002	**€ mill.**	**36.8**	**29.5**	**(14.8)**	**128.0**	**17.4**	**1.9**	**(4.9)**	**120.3**	**314.2**
Dividends distributed	€ mill.					(10.1)			(4.2)	(14.3)
Transfer to reserves retained from earnings	€ mill.				7.0	(7.0)				0.0
Change through initial consolidation or deconsolidation	€ mill.								(115.3)	(115.3)
Sundry changes	€ mill.			(0.7)						(0.7)
Net income for Q2-Q4/2002	€ mill.						50.5		6.2	
Accumulated OCI	€ mill.							0.4	(2.4)	
Comprehensive income	€ mill.						50.5	0.4		50.9
Minority interests	€ mill.								3.8	3.8
Balance at 12/31/2002	**€ mill.**	**36.8**	**29.5**	**(15.5)**	**135.0**	**0.3**	**52.4**	**(4.5)**	**4.6**	**238.6**
Dividends distributed	€ mill.								(0.1)	(0.1)
Carryforward to new account	€ mill.					52.4	(52.4)			0.0
Net income for Q1/2003	€ mill.						21.1		0.2	
Accumulated OCI	€ mill.							(0.2)	(0.5)	
Comprehensive income	€ mill.						21.1	(0.2)		20.9
Minority interests	€ mill.								(0.3)	(0.3)
Balance at 3/31/2003	**€ mill.**	**36.8**	**29.5**	**(15.5)**	**135.0**	**52.7**	**21.1**	**(4.7)**	**4.2**	**259.1**

(1) Introduction

The interim consolidated financial statements as of March 31, 2003, have been prepared in euro (€) in accordance with the US generally accepted accounting principles (US GAAP) current at the balance sheet date and meet all requirements of German Accounting Standard ("DRS") No. 6 issued by the German Accounting Standards Committee ("DRSC").

(2) Group of consolidated companies

Vossloh's consolidated financial statements encompass the financial statements of Vossloh AG and principally all its subsidiaries.

The consolidation group has remained unchanged versus December 31, 2002, and therefore includes 39 fully consolidated subsidiaries, one company stated at equity, and 24 companies and joint ventures pro rata.

Due to their minor significance to the Group's net assets, financial position and results of operations, an unchanged 19 subsidiaries were not included in the consolidated financial statements although Vossloh AG directly or indirectly held the majority of voting rights at the balance sheet date.

(3) Accounting principles

Vossloh AG's interim financial statements as of March 31, 2003, were prepared in accordance with the same, consistently applied consolidation, accounting and valuation methods as those underlying the consolidated financial statements as of December 31, 2002, and March 31, 2002.

Income and expenses, if allocable to the reported result from operations, not of a seasonal nature and regularly recognized at year-end only, have been shown in the quarterly earnings report pro rata temporis.

Income tax calculation has been based on an unchanged 40 percent for German companies, while the applicable national tax rate has been used for foreign subsidiaries. Tax-exempt income has been duly accounted for.

The Statements issued by the FASB since March 31, 2002, viz. FAS 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*, FAS 146, *Accounting for Costs Associated with Exit or Disposal Activities*, and FAS 148, *Accounting for Stock-Based Compensation-Transition and Disclosure–an Amendment of FASB Statement No. 123*, have had no impact on the quarterly accounts as of March 31, 2003.

Preparing the quarterly financial statements requires management to make certain assumptions and estimates. Actual values may differ from those estimates and hence from the amounts disclosed in these interim financial statements.

Due to the Lighting operations having been discontinued, such operations were stated accordingly in the income statement, in line with FAS 144. The Q1/2002 earnings from discontinued operations of €0.3 million were exclusively produced by Lighting's ordinary activities. The net sales generated in Q1/2002 by the discontinued Lighting operations totaled €63.8 million. According to FAS 144, the effects of Lighting's cash flow on the consolidated statement of cash flows for Q1/2002 were eliminated and disclosed in a

separate line, net inflow of cash & cash equivalents from discontinued operations. In the balance sheet as of March 31, 2002, all Lighting assets and liabilities were summarized as assets of discontinued operations and liabilities from discontinued operations, respectively.

The cash inflow of €46.8 million from the January 2003 disposal of the final third of the VAE stake was reported as cash inflow from the disposal of investments within the cash flow from investing activities, while the gain, net after risk provisions, of €14.5 million was in the income statement reported as nonoperating income.

(7) Earnings per share

Analysis of EpS:

	Q1/2003		Q1/2002	
	Total in € million	**EpS in €**	**Total in € million**	**EpS in €**
Earnings before minority interests/net income	21.3	1.56	2.7	0.20
Group earnings	**21.1**	**1.54**	**1.9**	**0.14**
Total common shares	14,400,000		14,400,000	
Reacquired shares (weighted)	711,917		674,392	
Weighted average number of shares	13,688,083		13,725,608	

Basic earnings per share according to FAS 128 came to €1.54 (up from €0.14).

(8) Segment information

Following the divestment of its Lighting operations as of July 31, 2002, the Vossloh Group focuses on transport technology. These operations break down into three divisions. Rail Infrastructure comprises the subdivisions Vossloh Switch Systems, Vossloh Fastening Systems, and Vossloh Infrastructure Services. Motive Power is a division that encompasses the Vossloh Locomotives, Vossloh Electrical Systems, and Vossloh Services subdivisions. Information Technologies subsumes the development and marketing of operations management, passenger information and planning systems as well as signals engineering. The geographical focus is on Germany and France; in addition, the Group has manufacturing and sales companies in another 26 countries. The accounting methods of all segments are identical.

(9) Auditor's review

The interim report for the three months ended March 31, 2003, comprising consolidated income statement, consolidated statement of cash flows, consolidated balance sheet, statement of changes in equity and further financial information, was reviewed by our statutory auditors, BDO Deutsche Warentreuhand AG Wirtschaftsprüfungsgesellschaft, Essen; the scope and nature of an auditor's review do not equal those of a statutory audit.

gment formation		Rail Infra-structure	Motive Power	Information Technologies	Intermediate holding company/ consolidation	Rail Technologies	HO/ consolidation	Group
t sales								
Q1/2003	€ mill.	117.8	37,5	10.3	(0.3)	165.3	0.2	165.5
/2002 (excl. LT)[1]	€ mill.	102.6	27,1	5.3	(0.1)	134.9	0.2	135.1
Amortization/depre-ation/write-down								
/2003	€ mill.	2.9	1.1	0.3	0.1	4.4	0.2	4.6
Q1/2002 (excl. LT)[1]	€ mill.	3.4	0.6	0.3	0.0	4.3	0.2	4.5
t interest result								
/2003	€ mill.	(3.2)	(1.0)	0.0	(1.6)	(5.8)	2.5	(3.3)
Q1/2002 (excl. LT)[1]	€ mill.	(0.7)	(1.1)	0.2	0.0	(1.6)	(1.1)	(2.7)
IT								
Q1/2003	€ mill.	21.5	(3.0)	0.2	(0.4)	18.3	11.2	29.5
1/2002 (excl. LT)[1]	€ mill.	13.2	(2.9)	(0.6)	(0.4)	9.3	(2.0)	7.3
EBT								
1/2003	€ mill.	18.3	(4.0)	0.2	(2.0)	12.5	13.7	26.2
1/2002 (excl. LT)[1]	Mio. €	12.5	(4.0)	(0.4)	(0.4)	7.7	(3.1)	4.6
Net income/(loss)[3]								
1/2003	€ mill.	10.6	(2.4)	0.1	(1.2)	7.1	14.0	21.1
1/2002	€ mill.	7.3	(2.4)	(0.3)	(0.9)	3.7	(1.8)	1.9
pital expenditures P&E)								
Q1/2003	€ mill.	3.2	0.5	0.2	0.0	3.9	0.0	3.9
1/2002 (excl. LT)[1]	€ mill.	3.2	0.8	0.7	0.0	4.7	0.0	4.7
apital employed								
31/2003	€ mill.	411.4	120.0	16.6	244.7	792.7	(220.8)	571.9
12/31/2002	€ mill.	415.4	110.6	12.8	244.7	783.5	(193.5)	590.0
tal assets								
3/31/2003	€ mill.	574.7	290.7	57.7	255.5	1,178.6	(234.8)	943.8
/31/2002	€ mill.	577.4	281.7	58.3	250.3	1,167.7	(220.5)	947.2
Quarterly average eadcount[2]								
1/2003		2,754	1,165	266	0	4,185	26	4,211
Q1/2002 (excl. LT)[1]		3,161	639	252	0	4,052	22	4,074

n the Q1/2002 income statement, Lighting's earnings were shown according to FAS 144 below net income as earnings from discontinued operations.

[2] The Q1/2002 average headcount of 4,074 excludes Lighting's workforce, which was sold as of 7/31/2002. The inclusion of Lighting would increase the period's headcount by 1,455.

3efore P&L transfer

Financial diary 2003	
Annual stockholders' meeting	May 27, 2003
Payment of cash dividends	May 28, 2003
DVFA presentation	July 29, 2003
Publication of interim reports	
as of June 30	July 28, 2003
as of September 30	October 27, 2003
Press conference	December 10, 2003
Meeting with DVFA analysts	December 10, 2003

Financial diary 2004	
Publication of 2003 financial data	March 2004
Press conference	April 2004
DVFA presentation	April 2004
Annual stockholders' meeting	June 3, 2004

Investor Relations	
Contact:	Christiane Konrad
Email:	investor.relations@ag.vossloh.com
Phone:	(+49-2392)52-249
Fax:	(+49-2392)52-264

Vossloh stock details	
ISIN:	DE0007667107
Traded at:	Xetra, Düsseldorf, Frankfurt, Berlin
	Bremen, Hamburg, Hannover,
	Stuttgart, Munich
Index:	MDAX
No. of shares (3/31/2003):	13,688,083
Stock price (3/31/2003):	€29.80
Q1/2003 high/low:	€31.37 / €23.75
Reuters code:	VOSG.F
Bloomberg code:	VOS GF
Dividend proposed:	€1.20

Vossloh AG
Vosslohstrasse 4 · 58791 Werdohl, Germany
P.O. Box 18 60 · 58778 Werdohl, Germany

Phone (+49-2392)52-0
Fax (+49-2392)52-219

vossloh

Interim report as of June 30, 2003



H1/2003 at a glance

Group		H1/2003	H1/2002
Income statement data			
Net sales	€ mill.	367.6	305.0
thereof Rail Infrastructure	€ mill.	240.6	233.3
Motive Power	€ mill.	104.2	58.6
Information Technologies	€ mill.	23.3	12.8
EBIT	€ mill.	49.4	22.2
Net interest expense	€ mill.	(6.2)	(5.7)
EBT	€ mill.	43.2	16.5
Group earnings (total)	€ mill.	31.3	13.1
Earnings per share (EpS)	€	2.24	0.96
EBIT margin	%	13.4	7.3
Pretax return on equity (ROE)[2]	%	31.8	10.6
Return on capital employed (ROCE)[2]	%	16.6	9.2
Balance sheet data			
Fixed assets	€ mill.	388.0	255.3
capital expenditures[1]	€ mill.	10.3	14.1
amortization/depreciation	€ mill.	9.5	9.2
Working capital	€ mill.	207.1	229.9
Working capital ratio[2]	%	28.2	37.7
Capital employed	€ mill.	595.1	485.2
Total equity	€ mill.	272.2	310.7
thereof minority interests	€ mill.	4.3	119.3
Net financial debt	€ mill.	207.5	248.1
Net leverage	%	76.2	79.9
Total assets	€ mill.	962.3	917.0
Equity ratio	%	28.3	33.9
Cash flow statement data			
Cash flow from operating activities	€ mill.	(21.9)	(4.1)
Cash flow from investing activities	€ mill.	37.5	(9.6)
Cash flow from financing activities	€ mill.	(18.8)	13.4
Change in cash & cash equivalents	€ mill.	(3.2)	(3.2)
Workforce			
Semiannual average headcount		4,467	4,107
thereof Rail Infrastructure		2,999	3,195
Motive Power		1,171	639
Information Technologies		269	250
Vossloh AG		28	23
Payroll-to-added value ratio	%	67.7	79.1
Personnel expenses	€ mill.	108.4	84.8
Share data			
Stock price at June 30	€	31.24	21.85
Market capitalization at June 30	€ mill.	449.7	296.6

[1] excluding financial assets

[2] annualized

Income statement data covers the 6 months ended June 30, 2003 or 2002, balance sheet data refers to the semiannual closing date (June 30, 2003 or 2002). Wherever required, indicators were annualized. None of the year-earlier comparatives reflect the Lighting operations (discontinued and sold in 2002).

Contents

The Vossloh Group structure 4

To our stockholders 5

Vossloh stock 6

Analysis of the consolidated financial statements 7
Rail Infrastructure division 11
Motive Power division 13
Information Technologies division 15
Capital expenditures 16
Research and development 16
Employees 17
Prospects 18

Interim financial statements of the
Vossloh Group as of June 30, 2003

Income statement 20
Cash flow statement 21
Balance sheet 22
Statement of changes in equity 24
Explanatory notes 25
Vossloh AG's boards 28
Financial diary 28

The Vossloh Group structure


Rail Infrastructure
Motive Power
Information Technologies
Vossloh Switch Systems
Vossloh Locomotives
Vossloh Information Technologies
Vossloh Fastening Systems
Vossloh Electrical Systems
Vossloh Infrastructure Services
Vossloh Services

Rail Infrastructure

Even now, rail fasteners from Vossloh are used in 65 countries for their inherent safety and efficiency. Switch manufacture and the maintenance and construction of tracks are further markets in which Vossloh commands positions of international leadership.

Motive Power

Ultramodern Vossloh diesel locomotives have for years now been leading the way throughout Europe. Cost efficiency, flexibility and attractive financing arrangements—these are some of the ingredients keeping this market leader on the success track. With key technologies used in the building of trams, streetcars, and trolleybuses, Vossloh has securely positioned itself as a foremost supplier.

Information Technologies

Engineering systems sourced from Vossloh ensure cost-effective and customer-friendly operations management for transport operators. Vossloh is also a leading supplier of passenger information systems used in trains, railway stations, and at airport terminals. Signaling components and electronic signal boxes are another niche market with vast growth potential.

Dear Stockholders:

Despite the unchanged weak economy, the Vossloh Group is able to look back on a successful first half of 2003. Versus the comparable year-earlier period, the Group managed to raise its sales by 21 percent to €367.6 million, EBIT for the same 6 months more than doubling to €49.4 million. Adjusted for the €14.5 million net gain from the transfer of the final one-third of our VAE stake, EBIT from purely operating business grew just under 60 percent and adjusted Group earnings by 133 percent.

The solid progress shown in the course of H1/2003 had prompted us as early as Vossloh AG's annual stockholders' meeting on May 27, 2003, to raise the Group's sales forecast for this year from originally €870 million to €890 million. The budgeted EBIT of €95 million we have upped to €97 million, with Group earnings now targeted at €53.5 million (up from initially €52 million), thus beating the already high year-earlier figure. The semiannual accounts for 2003 and the outlook for the year as a whole substantiate these expectations.

For you, our stockholders, these past six months have given reasons to rejoice. On May 27, 2003, Vossloh AG's annual stockholders' meeting resolved to distribute for fiscal 2002 a cash dividend of €1.20 per share, representing a 60-percent increase over 2001. Added to this have been the sustained price gains shown by Vossloh stock which on June 30, 2003, was quoted at €31.24 (Xetra), equivalent to an advance of 26.5 percent for the first six months of the current year. During the two preceding years and despite the desolate condition of the capital markets, this same stock had gained altogether 65 percent.

One of the consequences of Vossloh's realignment and the related acquisitions and divestments is that the headcount in Germany has dropped below the threshold of 2000. This means that Vossloh as such is now governed not by Germany's Codetermination Act 1976 but by the provisions of the Industrial Constitution Act 1952. The stockholders' meeting therefore resolved to amend the bylaws to the effect that the Supervisory Board will in future have six members, of which four representing the stockholders will be elected by the stockholders' meeting and the two employee representatives by the workforce through a special ballot. Dr. Karl Josef Neukirchen was re-elected Supervisory Board Chairman.

Our policy of refocusing on transport technology has proven resultful. We have succeeded in rapidly assimilating the newcomers into the Vossloh Group and realigned them in such a way as to already yield the first synergies. We are making good progress in this respect.

We would be pleased if you, our stockholders, continued to accompany us along the path we have taken. Our H1/2003 progress again demonstrates that Vossloh stock is a rewarding investment. Analysts reviewing our stock are presently predicting a price of up to €40. The Executive Board is confident that such predictions will come true.

Sincerely,

Vossloh AG
Executive Board Chairman



Burkhard Schuchmann

Vossloh stock

The stock market uptrend, starting at the end of March, continued into April. Q1 results reported by business mostly outperformed expectations and thus fueled stock prices. At the start of April 2003, the MDAX, Germany's mid-cap index one of whose members is Vossloh, had reached 2,788 points. The very same month the 3,000-point mark was again topped. On June 17, 2003, the MDAX peaked at 3,583 and closed the month at 3,532 points, equivalent to an H1/2003 advance of 16.8 percent.

Q2/2002 saw further price gains for Vossloh stock and in the course of May 2, 2003, Vossloh stock reached a new all-time high of €35.00.

Then, on May 27, 2003, the annual stockholders' meeting resolved the distribution of a 60-percent higher cash dividend (compared with 2001) for fiscal 2002 amounting to €1.20. This meant that around 30 percent of Group earnings was paid out. On June 30, 2003, Vossloh stock was priced at €31.24 (Xetra), an increase of 26.5 percent during the first six months of the year. Compared with the preceding year, there has been a sharp rise in the stock's trading volumes, around 3.8 million shares (up from 1.4 million), and equivalent to an average 30,000 per trading day and a rise of about 160 percent over 2001.

A regular dialog with stockholders and investors is high up on our agenda of priorities. At numerous presentations at home and abroad plus analysts conferences, the Executive Board outlined the present situation in the Group and its markets. The business magazine *Capital* and the German Association for Financial Analysis & Asset Management (DVFA) both awarded high grades to Vossloh's investor relations efforts. A recently published review rated Vossloh no. 5 among the 50 MDAX companies. Analysts reviewing Vossloh stock are presently predicting a price of up to €40. Among those recommending "buy" have been the ING Group, the Berenberg Bank, ABN Amro, equinet AG (price prediction raised from €33 to €36), Nols AG, and Independent Research. In July 2003, Vossloh was for the first time analyzed by the DZ Bank which foresees a stock price of €35 and thus likewise recommended "buy."


Vossloh stock price trend in H1/2003
36
34
32
30
28
26
24
22
20
12/30/2002
1/31/2003
2/28/2003
3/31/2003
4/30/2003
5/31/2003
6/30/2003
Vossloh stock price in €
MDAX (rebased)

Analysis of the consolidated financial statements

In H1/2003, the Vossloh Group generated sales of €367.6 million, a 21-percent improvement over the year-earlier €305.0 million. During this period, Group EBIT climbed to €49.4 million, more than twice the prior year's €22.2 million, the EBIT margin advancing 6+ percentage points from 7.3 to now 13.4 percent.

Vossloh Group		H1/2003	H1/2002	Q2/2003	Q2/2002
Net sales	€ mill.	367.6	305.0	202.1	169.8
EBITDA	€ mill.	58.9	31.4	24.8	19.6
EBIT	€ mill.	49.4	22.2	19.9	14.9
EBIT margin	%	13.4	7.3	9.8	8.8
EBT	€ mill.	43.2	16.5	17.0	11.9
Group earnings	€ mill.	31.3	13.1	10.2	11.2

At €31.3 million, Group earnings reported for H1/2003 also more than doubled, from €13.1 million in H1/2002 to €31.3 million. This results in an EpS of €2.24 compared with €0.96 for the same period the previous year.

All the divisions and business units shared in this steep sales rise: Vossloh Information Technologies soared by 80+ percent over its year-earlier sales figure; Vossloh Fastening Systems achieved a growth of almost 17 percent; and Vossloh Locomotives just under 11 percent. Acquired in late 2002, Vossloh Electrical Systems contributed almost €39 million to Group sales. Together, Vossloh Switch Systems and Vossloh Infrastructure Services—redefined as business units after the Cogifer Group takeover in Q4/2002—generated H1/2003 sales of €177.1 million, thus topping the H1/2002 sales (which had included the VAE Group) of €174.8 million. As early as in the H1/2002 report, Lighting, shed at the end of July 2002, had been disclosed as discontinued operation in line with FAS 144 under US GAAP. These accounting principles require for representational faithfulness that the year-earlier income statement be adjusted by eliminating from reported net income all earnings contributed by Lighting and subsuming such contributions as earnings from discontinued operations.



Earnings per share in €
2.24
0.96
0.71
0.82
H1/2003
H1/2002
Q2/2003
Q2/2002

Analysis of the consolidated financial statements

Through the acquisitions and the concurrent divestment of its stake in the VAE Group in 2002, the Vossloh Group has raised its international profile. While 62.7 percent of Group sales was in H1/2002 generated outside of Germany, this percentage rose to 67.7 in the period under review.

Sales by region		H1/2003	H1/2002	Q2/2003	Q2/2002
Germany	€ mill.	118.9	113.7	70.2	70.9
Other Euroland	€ mill.	180.8	87.0	97.5	48.6
Other Europe	€ mill.	34.2	35.4	19.9	17.5
Total Europe	**€ mill.**	**333.9**	**236.1**	**187.6**	**137.0**
North America	€ mill.	2.9	39.2	0.0	20.3
Latin America	€ mill.	0.0	3.0	0.0	0.7
Total Americas	**€ mill.**	**2.9**	**42.2**	**0.0**	**21.0**
Asia	**€ mill.**	**20.5**	**11.5**	**9.6**	**2.9**
Other	**€ mill.**	**10.3**	**15.2**	**4.9**	**8.9**
Total	**€ mill.**	**367.6**	**305.0**	**202.1**	**169.8**

The H1/2003 EBIT includes a net gain of €14.5 million from the transfer on January 2, 2003, of the final one-third stake in the VAE Group. Adjusted for this, EBIT increased by €12.7 million to €34.9 million, the EBIT margin then equaling 9.5 percent (up from 7.3).

Whereas this year's H1 earnings include the tax-exempt capital gain from the transfer of the VAE stake, the earnings reported by the Group for H1/2002 had subsumed a net gain from the sale of the Lighting division (€5.9 million). Discounting these one-time factors, Group earnings show a rise of 133 percent.

At €962.3 million, the Vossloh Group's total assets as of June 30, 2003, had inched up from the December 31, 2002 balance of €947.2 million. Total equity as of June 30, 2003, climbed €33.6 million from year-end 2002 to €272.2 million, the equity ratio thus improving from 25.2 to 28.3 percent while, versus June 30, 2002, the equity ratio slipped by 5.6 percentage points. However, total equity at the end of Q2/2002 had still included


Sales and EBIT of the Vossloh Group
367.6
49.4
305.0
22.2
202.1
19.9
169.8
14.9
H1/2003
H1/2002
Q2/2003
Q2/2002
Sales (€ million)
EBIT (€ million)

minority interests of €119.3 million (contrasting with €4.3 million as of June 30, 2003). Excluding the minority interests, the (stockholders') equity ratio improved from 20.9 percent (6/30/2002) to 27.8 percent at the end of the period under review.

Vossloh Group		6/30/2003	12/31/2002	6/30/2002
Total assets	€ mill.	962.3	947.2	917.0
Total equity	€ mill.	272.2	238.6	310.7
Equity ratio	%	28.3	25.2	33.9
Working capital	€ mill.	207.1	175.5	229.9
Working capital ratio*	%	28.2	23.6	37.7
Fixed assets	€ mill.	388.0	414.5	255.3
Capital employed	€ mill.	595.1	590.0	485.2
ROCE*	%	16.6	13.3	9.2
ROE*	%	31.8	26.7	10.6
Net financial debt	€ mill.	207.5	227.0	248.1
Net leverage	%	76.2	95.1	79.9

* annualized

The working capital rose from €175.5 million at December 31, 2002, by €31.6 million to €207.1 million, mainly as inventories accumulated for invoice timing reasons. Capital employed crept up from €590.0 million as of December 31, 2002, to €595.1 million at mid-year closing date. Despite this increase, annualized ROCE (return on capital employed) moved up by 3+ percentage points, from 13.3 percent at year-end 2002 to 16.6 as of June 30, 2003. Compared to the H1/2002 ROCE, the rise from 9.2 to 16.6 percent is an improvement of some 82 percent. Even when disregarding the capital gains from the VAE divestment, the mid-2003 ROCE is still 11.7 percent.

Net financial debt shrank by close to 9 percent from €227.0 million as of December 31, 2002, to €207.5 million. This achievement is primarily attributable to the cash inflow from the sale of the VAE stake. The Group's net leverage, i.e., the ratio of net financial debt to equity, was upgraded from 95.1 percent at year-end 2002 to 76.2 percent as of June 30, 2003, as equity rose and net financial debt fell. In spite of the acquisitions in 2002, net financial debt was downscaled by €40+ million from the level at June 30, 2002.

Ra[illegible]ucture
di[illegible]

Rail Infrastructure division

H1/2003 sales by the Rail Infrastructure division amounted to €240.6 million. The H1/2002 figure of €233.3 million had still included the €174.8 million sales by the VAE Group, which was deconsolidated as of end-September 2002.

Rail Infrastructure		H1/2003	H1/2002	Q2/2003	Q2/2002
Net sales	€ mill.	240.6	233.3	122.8	130.7
EBITDA	€ mill.	48.4	39.5	24.0	22.9
EBIT	€ mill.	42.2	32.5	20.7	19.3
EBIT margin	%	17.5	13.9	16.9	14.8

Vossloh Cogifer SA with its subsidiaries, now making up the Vossloh Switch Systems business unit, contributed sales of €98.0 million (up from €93.7 million a year ago). Major revenue sources during the period were the projects VAL Torino, Italy, and Metro New Delhi, India. As of June 30, 2003, order backlog totaled €129 million, including sizable contracts received from Greece, Italy, and the French national railways SNCF.

Sales by Vossloh Fastening Systems in H1/2003 came to €69.6 million (up 16.8 percent from €59.6 million). Business made good progress both at home and abroad. Versus the comparable year-earlier share, exports rose from 55 to 58 percent. Shipments showed a steep gain, specifically through projects related to the 2004 Olympics in Greece, sizable rail network extensions in the Netherlands, the Baltic nations, and the former CIS. Vossloh Skamo Sp. z o.o., acquired the previous year, was for the first time consolidated in the H1/2003 accounts. As budgeted, this strategically significant newcomer did not add any significant contribution to the unit's H1/2003 sales.

Vossloh Infrastructure Services SA (formerly Cogifer TF) and its subsidiaries subsumed under the Vossloh Infrastructure Services business unit, generated sales of €79.1 million during H1/2003, short of the comparable year-earlier €84.1 million on account of project postponements by the state railways in France, Belgium, and the Netherlands. A mega-project for Thailand, which in 2002 had accounted for a sizable share of sales, reached completion at the start of 2003. Some follow-up orders are expected from this part of the world though not generating any short-term sales revenues. This business unit's order backlog as of June 30, 2003, added up to €156 million.

Rail Infrastructure		6/30/2003	12/31/2002	6/30/2002
Working capital	€ mill.	128.2	129.0	150.0
Working capital ratio*	%	26.6	25.2	32.1
Fixed assets	€ mill.	293.1	286.4	201.8
Capital employed	€ mill.	421.3	415.4	351.8
ROCE*	%	20.0	16.8	18.5

* annualized

Compared with December 31, 2002, Rail Infrastructure's working capital showed only a marginal change. The fixed-asset rise versus June 30, 2002, is chiefly related to the acquisition of the Cogifer Group. Despite the advance in capital employed from €351.8 million as of June 30, 2002, to now €421.3 million, the division's ROCE has improved from 18.5 percent in H1/2002 to 20.0 percent in the period under review.

Mo[illegible]er div[illegible]

At €104.2 million, H1/2003 sales by the Motive Power division were well over the year-earlier €58.6 million; however, some €38.8 million of the semiannual sales came from Vossloh Electrical Systems, acquired and added to the division in Q4/2002.

Motive Power		H1/2003	H1/2002	Q2/2003	Q2/2002
Net sales	€ mill.	104.2	58.6	66.7	31.6
EBITDA	€ mill.	0.2	(6.5)	2.1	(4.2)
EBIT	€ mill.	(2.1)	(7.8)	0.9	(4.9)
EBIT margin	%	(2.0)	(13.2)	1.4	(15.4)

With sales of €63.6 million, the Vossloh Locomotives business unit topped the year-earlier €57.4 million by some 11 percent. Order backlog as of June 30, 2003, totaled €347 million, contracts booked during the period including one from Locomotion Capital NV/SA for eight locomotives plus an option for a further 25 all to be leased to the French state railways SNCF, plus six G2000 locomotives ordered by ACT Italy.

At €38.8 million, H1/2003 sales by Vossloh Electrical Systems were, as anticipated, short of the year-earlier €41.8 million, mainly due to the acceptance/delivery dates agreed with customers mostly for the latter half of 2003 in which also the first trolleybuses ordered by the municipality of Athens will be delivered. It was the tram projects for Cologne, Schwerin, and Kraków that chiefly contributed to H1/2003 sales plus the fitting-out of 14 Paris Metro maintenance locomotives with electrical systems by Vossloh Electrical Systems.

As of June 30, 2002, the business unit had an order backlog of around €222 million. Besides the follow-up orders from the Athens municipality for electrically equipping now altogether 142 trolleybuses, a highlight in H1/2003 was a contract worth about €50 million from the Budapest transit authorities.

Motive Power		6/30/2003	12/31/2002	6/30/2002
Working capital	€ mill.	74.5	48.1	99.0
Working capital ratio*	%	35.7	24.8	84.5
Fixed assets	€ mill.	60.2	62.5	21.5
Capital employed	€ mill.	134.7	110.6	120.5
ROCE*	%	(3.1)	4.3	(12.9)

* annualized

Motive Power's working capital reduction compared with H1/2002 is primarily due to the rise in prepayments, most of which were received in Q4/2002. The increase in fixed assets over H1/2002 largely results from the acquisition of Vossloh Kiepe. Albeit still negative, the division's ROCE improved from a negative 12.9 percent the year before by almost 10 percentage points.

In
Te s division

As expected and already announced in Q1/2003, the Information Technologies division succeeded in continuing the sharp rise in sales over the year-earlier period. H1/2003 sales totaled €23.3 million (up from €12.8 million).

H1/2003 order intake by this division reached €26.2 million and included a follow-up order from Hamburger Hochbahn AG for an operations control and management system for the city's subway lines 2 and 3. The year before, such a system had been successfully commissioned on line 1.

Order backlog as of June 30, 2003, reached €96 million and does not account for a possible contract from the SNCF awarded in response to an invitation to bid submitted in cooperation with Vossloh Switch Systems for the mainline network on Corsica. The bid specified the recently introduced Alister electronic interlock.

Information Technologies		H1/2003	H1/2002	Q2/2003	Q2/2002
Net sales	€ mill.	23.3	12.8	13.0	7.5
EBITDA	€ mill.	2.6	1.2	2.1	1.5
EBIT	€ mill.	2.0	0.6	1.8	1.2
EBIT margin	%	8.4	4.8	13.5	16.2

Capital employed as of June 30, 2003, rose to €16.8 million, chiefly attributable to the higher level of receivables and inventories. This is €4.0 million over year-end 2002. Annualized ROCE grew to 23.3 percent during the first half of 2003.

Information Technologies		6/30/2003	12/31/2002	6/30/2002
Working capital	€ mill.	3.8	0.0	(13.2)
Working capital ratio*	%	8.2	0.0	(51.6)
Fixed assets	€ mill.	13.0	12.8	12.7
Capital employed	€ mill.	16.8	12.8	(0.5)
ROCE*	%	23.3	22.0	–

* annualized

Capital expenditures

H1/2003 Group expenditures amounted to €10.3 million (down from €14.1 million). Rail Infrastructure spent €8.0 million, chiefly on the Infrastructure Services (€3.7 million) and Switch Systems (€2.8 million) companies. Most of the money went toward various projects aimed at capacity expansions. At Motive Power, expenditures of €1.1 million were incurred by the Locomotives unit, primarily for larger painting facilities.

Capital expenditures (PP&E)		H1/2003	H1/2002	Q2/2003	Q2/2002
Rail Infrastructure	€ mill.	8.0	11.0	4.8	7.8
Motive Power	€ mill.	1.6	2.0	1.1	1.2
Information Technologies	€ mill.	0.5	1.0	0.3	0.3
Vossloh AG	€ mill.	0.2	0.1	0.2	0.1
Total	**€ mill.**	**10.3**	**14.1**	**6.4**	**9.4**

Research & development

R&D expenses in H1/2003 totaled €3.4 million, the same as a year earlier.

At €2.0 million, the top items of R&D expenditure were Electrical Systems projects concerned with individual wheel drive and electric-bus energy storage systems, as well as the development of components for dual and multisystem vehicles.

As of June 30, 2003, the Vossloh Group employed a workforce of 4,398, up 5.4 percent over a year before.

Most of the extra personnel was due to the first-time consolidation of Vossloh Skamo Sp.z.o.o.

Headcount at	6/30/2003	12/31/2002	6/30/2002
Rail Infrastructure	2,921	2,780	3,273
Motive Power	1,177	1,169	628
Information Technologies	270	262	250
Vossloh AG	30	25	22
Total	**4,398**	**4,236**	**4,173**

Sales per capita (rounded) within the Vossloh Group rose to €82,300 in H1/2003, up 10.8 percent from the prior year's €74,300. H1/2003 personnel expenses added up to €108.4 million (from €84.8 million). Personnel expenses per capita during this period climbed from €20,600 to €24,300, this increase reflecting the divestment/investment-related personnel mix changes. Whereas the shed groups had a high proportion of employees working in very low-wage countries, the most important locations of the newcomers are in central and southern European countries.

It is in terms of the ratio of payroll to value added that the Vossloh Group measures its productivity progress. In H1/2003, this benchmark improved from 79.1 percent in H1/2002 to 67.7 percent. Excluding the gains from the disposal of the VAE Group (included as value added) the improvement is still over four percentage points down to 74.5 percent.


Group workforce and personnel expenses
108.4
84.8
56.3
44.1
4,467
4,107
4,436
4,124
H1/2003
H1/2002
Q2/2003
Q2/2002
Personnel expenses (€ million)
Period's average headcount

Prospects

Solid business progress in the course of H1/2003 prompts the Group to raise its sales and earnings forecasts made in Q1/2003.

For fiscal 2003 as such, Group sales are predicted to climb from a good €870 million to €890 million, with EBIT set to mount from an expected €95 million to €97 million.

As a consequence, 12-month sales in 2003 are budgeted to rise almost 20 percent from €744.5 million, while the EBIT expected for 2003 is targeted to exceed the year-earlier €78.4 million by around 24 percent.

Hitherto targeted at €52 million, Group earnings are now predicted to reach €53.5 million, even superior to the already highly commendable year-earlier €52.4 million. ROCE is aimed to rise from 13.3 to 15 percent.

The sales and earnings forecasts are subject to possible shortfalls related to potential invoicing delays on long-term projects.

For 2003, Rail Infrastructure is counting on sales of €494 million and an EBIT of almost €75 million. Despite sales revenues down from the year-earlier €511.8 million, the budgeted EBIT is virtually €5 million above the €70.0 million for 2002.

Motive Power is targeting sales of €330.6 million for all of 2003, easily in excess of the prior year's €194.5 million. The same applies to the anticipated EBIT of a good €16 million (up from €4.8 million).

For Information Technology, we are budgeting 12-month sales of €64 million (up from €37.9 million). EBIT is set to stride forward from €2.8 million in 2002 to €6.5 million in 2003.

Interim financial statements as of June 30, 2003

Income statement

Cash flow statement

Balance sheet

Statement of changes in equity

Explanatory notes

Interim financial statements of the Vossloh Group as of June 30, 2003

Consolidated income statement

for the six months ended June 30, 2003

	H1 ended June 30,		Q2 ended June 30,	
	2003 € mill.	2002 € mill.	2003 € mill.	2002 € mill.
Net sales	367.6	305.0	202.1	169.8
Cost of goods sold	(285.2)	(241.8)	(159.2)	(133.5)
General administrative and selling expenses	(47.4)	(40.0)	(22.7)	(21.3)
R&D expenses	(3.4)	(3.4)	(1.7)	(2.0)
Operating result	**31.6**	**19.8**	**18.5**	**13.0**
Nonoperating income	17.2	2.1	0.8	2.2
Income from investments	0.6	0.3	0.6	(0.3)
Earnings before interest and taxes (EBIT)	**49.4**	**22.2**	**19.9**	**14.9**
Net interest expense	(6.2)	(5.7)	(2.9)	(3.0)
Earnings before taxes (EBT)	**43.2**	**16.5**	**17.0**	**11.9**
Income taxes	(11.4)	(5.2)	(6.5)	(3.3)
Earnings before minority interests/net income (continued operations)	**31.8**	**11.3**	**10.5**	**8.6**
Minority interests	(0.5)	(4.1)	(0.3)	(3.0)
Earnings from discontinued operations				
EBT	–	6.7	–	5.8
Income taxes	–	(0.8)	–	(0.2)
	–	5.9	–	5.6
Group earnings	**31.3**	**13.1**	**10.2**	**11.2**
Earnings per share (EpS)*				
Earnings from continued operations (in €)	2.24	0.53	0.71	0.41
Earnings from discontinued operations (in €)	–	0.43	–	0.41
Basic EpS (in €)	2.24	0.96	0.71	0.82

* During H1/2003 and H1/2002, an average 13,977,478 and 13,660,060 no-par shares of stock, respectively, were issued and outstanding.

For H1/2002 and Q2/2002, earnings of the Lighting operations (shed in 2002) are disclosed after the continued operations' *earnings before minority interests/net income.*

Consolidated statement of cash flows

according to FAS 95 for the six months ended June 30, 2003

	H1/2003 € mill.		H1/2002 € mill.	
Cash outflow from operating activities*				
Group earnings	31.3		13.1	
Earnings from discontinued operations	–		(5.9)	
Earnings from continued operations		31.3		7.2
Adjustments to reconcile Group earnings with cash inflow/outflow from operating activities				
Minority interests in net income	0.5		4.1	
Amortization/depreciation/write-down	9.5		9.2	
Change in deferred taxes	(0.2)		(0.3)	
Book gains/losses (net) from the disposal of intangible assets and property, plant & equipment	0.5		0.0	
Undistributed profits of subsidiaries	(0.4)		(0.3)	
Book gains/losses from investments disposed of	(16.0)		0.0	
Change in deferred income	3.9		0.9	
Change in receivables	14.6		14.1	
Change in inventories	(56.5)		(27.8)	
Change in prepaid expenses & deferred charges	(2.1)		(1.0)	
Change in liabilities and accruals	(7.0)		(10.2)	
Total adjustments		(53.2)		(11.3)
Net cash used in operating activities*		(21.9)		(4.1)
Cash inflow/outflow from investing activities*				
Cash inflow from the disposal of intangible assets and property, plant & equipment	1.2		0.8	
Cash inflow from the disposal of financial assets	2.9		5.9	
Cash outflow for intangible assets and property, plant & equipment	(10.3)		(14.1)	
Cash outflow for financial assets	(5.3)		(2.2)	
Cash inflow from the disposal of investments	49.0		–	
Net cash provided by/(used in) investing activities*		37.5		(9.6)
Cash inflow/outflow from financing activities*				
Cash inflow from capital increases	2.4		–	
Net borrowings through note-based finance	2.9		–	
Net financing from short-term credits	3.5		31.2	
Net financing from medium- and long-term loans	(28.7)		(1.9)	
Purchase of treasury stock	18.8		(4.7)	
Cash dividend payments	(17.2)		(10.1)	
Change in minority interests due to dividend payout	(0.5)		(1.1)	
Net cash provided by/(used in) financing activities*		(18.8)		13.4
Net outflow of cash & cash equivalents (continued operations)*		(3.2)		(0.3)
Net outflow of cash & cash equivalents from discontinued operations		–		(2.9)
Cash inflow from initial consolidation		0.3		–
Cash & cash equivalents at beginning of period, continued operations		38.6		45.2
Cash & cash equivalents at end of period, continued operations		35.7		42.0

* Positive amounts correspond to an inflow, negative ones to an outflow of funds.

Consolidated balance sheet

Assets

	6/30/2003 € mill.	12/31/2002 € mill.	6/30/2002 € mill.
Total current assets	**544.8**	**513.6**	**643.3**
Cash & cash equivalents	35.7	38.6	42.0
Trade receivables	213.4	243.3	124.9
Due from subsidiaries and investees	2.0	1.9	2.0
Inventories	245.5	188.4	232.7
Sundry current assets	48.2	41.4	34.7
Assets of discontinued operations	–	–	207.0
Total noncurrent assets	**417.5**	**433.6**	**273.7**
Financial assets	14.8	47.9	27.1
Shares in unconsolidated subsidiaries	3.7	7.1	5.5
Other investments and long-term securities	8.8	35.6	14.1
Long-term loans	2.3	5.2	7.5
Property, plant & equipment	90.5	89.7	144.7
Intangible assets	282.7	276.9	83.5
Total fixed assets	388.0	414.5	255.3
Sundry noncurrent assets	29.5	19.1	18.4
	962.3	**947.2**	**917.0**

According to FAS 144, the assets and liabilities of the Lighting operations disposed of are disclosed as of June 30, 2002, in separate lines, viz. *assets of discontinued operations* and *liabilities of discontinued operations*, respectively.

Equity & liabilities

	6/30/2003 € mill.	12/31/2002 € mill.	6/30/2002 € mill.
Total liabilities and accruals	690.1	708.6	606.3
Current liabilities and accruals	478.9	468.9	383.9
Trade payables	71.9	85.5	65.9
Due to unconsolidated subsidiaries and investees	4.4	2.6	1.9
Sundry current liabilities	346.2	328.2	216.0
Current accruals	56.4	52.6	39.2
Liabilities of discontinued operations	–	–	60.9
Noncurrent liabilities and accruals	211.2	239.7	222.4
Financial debts	112.0	140.7	111.8
Pension accruals and similar obligations	21.3	18.5	25.5
Sundry noncurrent liabilities	54.2	53.3	58.6
Sundry noncurrent accruals	23.7	27.2	26.5
Group equity	272.2	238.6	310.7
Capital stock	37.1	36.8	36.8
Additional paid-in capital	36.0	29.5	29.5
Treasury stock	(1.1)	(15.5)	(17.9)
Reserves retained from earnings	170.1	135.0	135.0
Undistributed Group profit	0.0	0.3	0.3
Group earnings	31.3	52.4	13.1
Accumulated other comprehensive income	(5.5)	(4.5)	(5.4)
Minority interests	4.3	4.6	119.3
	962.3	947.2	917.0

Statement of changes in equity

Equity analysis		Capital stock	Additional paid-in capital	Treasury stock	Reserves retained from earnings	Undistributed Group profit	Group earnings	Accumulated OCI	Minority interests	Total
Balance at 12/31/2001	**€ mill.**	**36.8**	**29.5**	**(13.2)**	**128.0**	**0.2**	**17.2**	**(5.3)**	**118.7**	**311.9**
Carryforward to new account	€ mill.					17.2	(17.2)			0.0
Sundry changes	€ mill.			(4.7)						(4.7)
Dividends distributed	€ mill.					(10.1)			(1.1)	(11.2)
Reserves retained from earnings	€ mill.				7.0	(7.0)				0.0
Net income for H1/2002	€ mill.						13.1		4.1	
Accumulated other comprehensive income (OCI)	€ mill.							(0.1)	(2.4)	
Comprehensive income	€ mill.						13.1	(0.1)		13.0
Minority interests	€ mill.								1.7	1.7
Balance at 6/30/2002	**€ mill.**	**36.8**	**29.5**	**(17.9)**	**135.0**	**0.3**	**13.1**	**(5.4)**	**119.3**	**310.7**
Change through initial consolidation or deconsolidation	€ mill.								(115.3)	(115.3)
Dividends distributed									(3.2)	(3.2)
Sundry changes	€ mill.			2.4						2.4
Net income for H2/2002	€ mill.						39.3		3.6	
Accumulated OCI	€ mill.							0.9	0.2	
Comprehensive income	€ mill.						39.3	0.9		40.2
Minority interests	€ mill.								3.8	3.8
Balance at 12/31/2002	**€ mill.**	**36.8**	**29.5**	**(15.5)**	**135.0**	**0.3**	**52.4**	**(4.5)**	**4.6**	**238.6**
Carryforward to new account	€ mill.					52.4	(52.4)			0.0
Capital increase from ESOP	€ mill.	0.3	2.0							2.3
Purchase/sale of treasury stock	€ mill.		4.5	14.4						18.9
Changes through initial consolidation	€ mill.				(0.4)					(0.4)
Dividends distributed	€ mill.					(17.2)			(0.5)	(17.7)
Transfer to reserves retained from earnings	€ mill.				35.5	(35.5)				0.0
Net income for H1/2003	€ mill.						31.3		0.5	
Accumulated OCI	€ mill.							(1.0)	(0.3)	
Comprehensive income	€ mill.						31.3	(1.0)		30.3
Minority interests	€ mill.								0.2	0.2
Balance at 6/30/2003	**€ mill.**	**37.1**	**36.0**	**(1.1)**	**170.1**	**0.0**	**31.3**	**(5.5)**	**4.3**	**272.2**

(1) Introduction

The consolidated interim financial statements as of June 30, 2003, have been prepared in euro (€) in accordance with the US Generally Accepted Accounting Principles (US GAAP) current at the balance sheet date and meet all requirements of German Accounting Standard ("DRS") No. 6 issued by the German Accounting Standards Committee ("DRSC").

(2) Group of consolidated companies

Vossloh's consolidated financial statements encompass the financial statements of Vossloh AG and principally all its subsidiaries.

In comparison to December 31, 2002, only Vossloh Skamo Sp. z o.o. has been added to the consolidation group, which therefore includes 40 fully consolidated subsidiaries, one company stated at equity, and 24 companies and joint ventures pro rata.

Due to their minor significance to the Group's net assets, financial position and results of operations, 17 subsidiaries were not included in the consolidated financial statements although Vossloh AG directly or indirectly held the majority of voting rights at the balance sheet date.

(3) Accounting principles

Vossloh AG's interim financial statements as of June 30, 2003, were prepared in accordance with the same, consistently applied consolidation, accounting and valuation methods as those underlying the consolidated financial statements as of December 31, 2002, and June 30, 2002.

Income and expenses, if allocable to the reported result from operations, not of a seasonal nature and regularly recognized at year-end only, have been shown in the quarterly earnings report pro rata temporis.

Income tax calculation has been based on an unchanged 40 percent for German companies, while the applicable national tax rate has been used for foreign subsidiaries. Tax-exempt income has been duly accounted for.

The Statements issued by the FASB since June 30, 2002, viz. FAS 146, *Accounting for Costs Associated with Exit or Disposal Activities*, and FAS 148, *Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123*, FAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Instruments*, and FAS 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*, have had no impact on the quarterly accounts as of June 30, 2003.

Preparing the interim financial statements requires management to make certain assumptions and estimates. Actual values may differ from those estimates and hence from the amounts disclosed or reported in these interim financial statements.

Due to the Lighting operations having been discontinued, such operations were stated accordingly in the income statement, in line with FAS 144. The net sales generated in H1/2002 and Q2/2002 by the discontinued Lighting operations totaled €123.8 million and €60.0 million, respectively.

Explanatory notes

According to FAS 144, the effects of Lighting's cash flow on the consolidated statement of cash flows for H1/2002 were eliminated and disclosed in a separate line, *net outflow of cash & cash equivalents from discontinued operations.* In the balance sheet as of June 30, 2002, all Lighting assets and liabilities were summarized as *assets of discontinued operations and liabilities from discontinued operations*, respectively.

The cash inflow of €46.8 million from the January 2003 disposal of the final third of the VAE stake was reported as cash inflow from the disposal of investments within the cash flow from investing activities, while the capital gain, net after risk provisions, of €14.5 million was reported in the income statement as nonoperating income.

(4) Earnings per share

Analysis of EpS:

Earnings per share	H1/2003	H1/2002	Q2/2003	Q2/2002
Earnings before minority interests/net income* (€ mill.)	31.8	11.3	10.5	8.6
EpS before minority interests* (€)	2.28	0.83	0.73	0.63
Group earnings (€ mill.)	31.3	13.1	10.2	11.2
EpS (€)	2.24	0.96	0.71	0.82
Weighted average number of shares	13,977,478	13,660,060	14,263,693	13,594,992

The adjusted EpS for H1/2003 amounts to €2.23, that for Q2/2003 to €0.71.
* before discontinued operations

(5) Segment information

Following the divestment of its Lighting operations as of July 31, 2002, the Vossloh Group focuses on transport technology. These operations break down into three divisions. Rail Infrastructure comprises the Vossloh Switch Systems, Vossloh Fastening Systems, and Vossloh Infrastructure Services business units (BUs). Motive Power is a division that encompasses the Vossloh Locomotives, Vossloh Electrical Systems, and Vossloh Services BUs. Information Technologies subsumes the development and marketing of operations management, passenger information and planning systems as well as signals engineering. The production companies' geographical focus is on Germany and France; in addition, the Group has manufacturing and sales companies in another 26 countries. The accounting methods of all segments are identical.

egment information		Rail Infra-structure	Motive Power	Information Technologies	Intermediate holding company/ consolidation	Rail Technology	H.O./ consolidation	Group
et sales								
1/2003	€ mill.	240.6	104.2	23.3	(0.7)	367.4	0.2	367.6
H1/2002 (excl. LT)[1]	€ mill.	233.3	58.6	12.8	0.0	304.7	0.3	305.0
2/2003	€ mill.	122.8	66.7	13.0	(0.4)	202.1	0.0	202.1
2/2002 (excl. LT)[1]	€ mill.	130.7	31.6	7.5	0.0	169.8	0.0	169.8
Amortization/depreciation/write-down								
H1/2003	€ mill.	6.2	2.3	0.6	0.0	9.1	0.4	9.5
1/2002 (excl. LT)[1]	€ mill.	7.0	1.3	0.6	(0.1)	8.8	0.4	9.2
Q2/2003	€ mill.	3.3	1.2	0.3	(0.1)	4.7	0.2	4.9
Q2/2002 (excl. LT)[1]	€ mill.	3.6	0.7	0.3	(0.1)	4.5	0.2	4.7
et interest result								
1/2003	€ mill.	(5.2)	(2.1)	(0.3)	(3.8)	(11.4)	5.2	(6.2)
H1/2002 (excl. LT)[1]	€ mill.	(2.3)	(2.6)	0.1	0.0	(4.8)	(0.9)	(5.7)
2/2003	€ mill.	(2.0)	(1.1)	(0.3)	(2.3)	(5.7)	2.8	(2.9)
2/2002 (excl. LT)[1]	€ mill.	(1.6)	(1.5)	(0.1)	0.0	(3.2)	0.2	(3.0)
EBIT								
1/2003	€ mill.	42.2	(2.1)	2.0	(0.8)	41.3	8.1	49.4
1/2002 (excl. LT)[1]	€ mill.	32.5	(7.8)	0.6	0.1	25.4	(3.2)	22.2
Q2/2003	€ mill.	20.7	0.9	1.8	(0.4)	23.0	(3.1)	19.9
2/2002 (excl. LT)[1]	€ mill.	19.3	(4.9)	1.2	0.5	16.1	(1.2)	14.9
BT								
H1/2003	€ mill.	37.0	(4.2)	1.7	(4.6)	29.9	13.3	43.2
H1/2002 (excl. LT)[1]	€ mill.	30.2	(10.4)	0.7	0.1	20.6	(4.1)	16.5
2/2003	€ mill.	18.7	(0.2)	1.5	(2.7)	17.3	(0.3)	17.0
Q2/2002 (excl. LT)[1]	€ mill.	17.7	(6.4)	1.1	0.5	12.9	(1.0)	11.9
Net earnings/(deficit)[3]								
1/2003	€ mill.	21.8	(2.6)	1.0	(2.7)	17.5	13.8	31.3
1/2002 (excl. LT)[1]	€ mill.	17.0	(7.8)	0.5	(2.0)	7.7	5.4	13.1
Q2/2003	€ mill.	11.2	(0.2)	0.9	(1.5)	10.4	(0.2)	10.2
2/2002 (excl. LT)[1]	€ mill.	9.7	(5.4)	0.8	(1.1)	4.0	7.2	11.2
apital expenditures (PP&E)								
H1/2003	€ mill.	8.0	1.6	0.5	0.0	10.1	0.2	10.3
1/2002 (excl. LT)[1]	€ mill.	11.0	2.0	1.0	0.0	14.0	0.1	14.1
2/2003	€ mill.	4.8	1.1	0.3	0.0	6.2	0.2	6.4
Q2/2002 (excl. LT)[1]	€ mill.	7.8	1.2	0.3	0.0	9.3	0.1	9.4
apital employed								
/30/2003	€ mill.	421.3	134.7	16.8	245.2	818.0	(222.9)	595.1
12/31/2002 (excl. LT)[1]	€ mill.	415.4	110.6	12.8	244.7	783.5	(193.5)	590.0
otal assets								
/30/2003	€ mill.	583.8	298.8	60.2	255.1	1,197.9	(235.6)	962.3
12/31/2002	€ mill.	577.4	281.7	58.3	250.3	1,167.7	(220.5)	947.2
Semiannual average headcount[2]								
1/2003		2,999	1,171	269	0	4,439	28	4,467
H1/2002 (excl. LT)[1]		3,195	639	250	0	4,084	23	4,107

In the H1 and Q2 income statements for 2002, Lighting's earnings were shown according to FAS 144 below net income as *earnings from discontinued operations.*

[2] The H1/2002 average headcount of 4,107 excludes Lighting's workforce, which was sold as of 7/31/2002. The inclusion of Lighting would increase the period's headcount by 1,453.

Before P&L transfer

Vossloh AG's boards	
Executive Board	Burkhard Schuchmann, Chairman
	Milagros Caiña-Lindemann
	Werner Andree
Supervisory Board	Dipl.-Vwt. Dr. rer. pol. Karl Josef Neukirchen, Bad Homburg, Chairman
	Dipl.-Kfm. Dr. Jürgen Blume, sworn public auditor and tax accountant, Bad Bentheim
	Wolfgang Klein, galvanizer, Werdohl
	Wilfried Köpke, engineering designer, Kiel
	Peter Langenbach, lawyer, Wuppertal
	Dr. Anselm Raddatz, lawyer, Düsseldorf

Financial diary 2003	
Publication of interim report	
as of September 30	October 27, 2003
Press conference	December 10, 2003
Meeting with DVFA analysts	December 10, 2003

Financial diary 2004	
Publication of 2003 financial data	March 2004
Press conference	April 2004
Meeting with DVFA analysts	April 2004
Annual stockholders' meeting	June 3, 2004

Investor Relations	
Contact:	Christiane Konrad
Email:	investor.relations@ag.vossloh.com
Phone:	(+49-2392) 52-249
Fax:	(+49-2392) 52-264

Vossloh stock details	
ISIN:	DE0007667107
Traded at:	Xetra, Düsseldorf, Frankfurt, Berlin
	Bremen, Hamburg, Hannover,
	Stuttgart, Munich
Index:	MDAX
No. of shares (6/30/2003):	14,393,777
Stock price (6/30/2003):	€31.24
H1/2003 high/low:	€35.00/€23.75
Reuters code:	VOSG.F
Bloomberg code:	VOS GF

www.vossloh.com

Vossloh AG
Vosslohstrasse 4 · 58791 Werdohl, Germany
P.O. Box 1860 · 58778 Werdohl, Germany

Phone (+49-2392) 52-0
Fax (+49-2392) 52-219

vossloh

Interim report as of September 30, 2003



The Vossloh Group at a glance

Group		3Q/2003	3Q/2002
Income statement data			
Net sales	€ mill.	605.9	492.4
thereof Rail Infrastructure	€ mill.	372.1	375.5
Motive Power	€ mill.	193.4	95.2
Information Technologies	€ mill.	41.2	21.1
EBIT	€ mill.	74.1	49.9
Net interest expense	€ mill.	(9.8)	(9.9)
EBT	€ mill.	64.3	40.0
Group earnings (total)	€ mill.	44.3	38.9
Earnings per share (EpS)	€	3.13	2.86
EBIT margin	%	12.2	10.1
Pretax return on equity (ROE)	%	30.0	24.2
Return on capital employed (ROCE)	%	16.1	11.7
Balance sheet data			
Fixed assets[2]	€ mill.	382.1	379.8
capital expenditures[1]	€ mill.	14.2	18.5
amortization/depreciation[1]	€ mill.	14.3	14.1
Working capital[2]	€ mill.	232.4	188.2
Working capital ratio	%	28.8	28.7
Capital employed[2]	€ mill.	614.5	568.0
Total equity[2]	€ mill.	285.6	220.6
thereof minority interests	€ mill.	4.6	4.5
Net financial debt[2]	€ mill.	204.9	248.1
Net leverage	%	71.7	112.5
Total assets[2]	€ mill.	985.7	870.3
Equity ratio	%	29.0	25.3
Cash flow statement data			
Cash flow from operating activities	€ mill.	(17.4)	57.6
Cash flow from investing activities	€ mill.	35.7	(246.0)
Cash flow from financing activities	€ mill.	(28.5)	21.8
Change in cash & cash equivalents	€ mill.	(9.9)	(14.3)
Workforce			
9-month (3Q) average headcount		4,444	4,133
thereof Rail Infrastructure		2,968	3,221
Motive Power		1,177	637
Information Technologies		270	252
Vossloh AG		29	23
Payroll-to-added value ratio	%	67.6	71.7
Personnel expenses	€ mill.	161.7	127.1
Share data			
Stock price at Sep. 30	€	36.36	22.50
Market capitalization at Sep. 30	€ mill.	526.9	303.7

[1] excluding financial assets

[2] To ensure like-for-like comparability, the balance sheet data as of 9/30/2002 includes the Cogifer Group acquired as of October 1, 2002.

Income statement data covers the 9 months ended September 30, 2003 or 2002, balance sheet data refers to the Q3 closing date (September 30, 2003 or 2002). Wherever required, indicators were annualized.

Contents

The Vossloh Group structure 4

To our stockholders 5

Vossloh stock 6

Analysis of the consolidated financial statements 7
Rail Infrastructure division 11
Motive Power division 13
Information Technologies division 15
Capital expenditures 16
Research and development 16
Employees 17
Prospects 18

Interim financial statements of
the Vossloh Group as of September 30, 2003

Income statement 20
Cash flow statement 21
Balance sheet 22
Statement of changes in equity 24
Explanatory notes 25
Vossloh AG's boards 28
Financial diary 28

Vossloh stock

In the 3rd quarter of 2003, too, the MDAX, Germany's mid-cap index one of whose members is Vossloh, continued its uptrend. For the first time since June 2002, improved macroeconomic data (e.g. for industrial production and the German purchasing manager index) pushed the MDAX in August 2003 above the 4,000-point mark. The stock index peaked on September 19, 2003, at 4,200 points to close Q3/2003 at 3,961, a 27.3-percent increase from the year's opening level.

Vossloh stock joined the bull market in Q3/2003 and continued to climb, reaching its all-time high at €38.89 during September 3, 2003, and closing this quarter at €36.36 (XETRA), a 49.6-percent hike in the first nine months of 2003. On July 30, 2003, Zurich Financial Services notified us of the reduction to nil of its indirect voting stake in Vossloh (previously 11 percent). The Vossloh stock formerly held by Deutscher Herold Lebensversicherung AG, a Zurich Financial Services subsidiary, was placed with some 30 institutional investors. The associated higher free float, now grown to 60.1 percent, was highly welcomed by the market and revved up the Vossloh share price. The trading volume of Vossloh stock in 2003 has so far soared by around 135 percent from the prior-year level. In the first nine month of 2003, about 6.4 million (up from 2.8 million in 2002) Vossloh shares were traded, equivalent to an average of some 34,000 per market day.

A regular dialog with stockholders and investors is high up on our agenda of priorities. Therefore, we were quite proud to rank third among the 50 MDAX companies in The Best Annual Reports contest of *manager magazin*. In the 3rd quarter, too, at numerous presentations at home and abroad plus analysts conferences, the Executive Board outlined the present situation in the Group and its markets. In August 2003, Vossloh was for the first time researched by UBS, which assesses a fair value of our stock at €42 and thus recommended "buy." In September 2003, Cazenove also recommended "buying" Vossloh shares and predicted in its first analysis the currently highest rise, to €53.
Among the others recommending "buy" have been the ING Group, Berenberg Bank, ABN Amro, equinet AG, Deutsche Bank AG, WestLB, DZ-Bank, and Independent Research.

Vossloh stock price in €
MDAX (rebased)


Vossloh stock price trend from January 1 to September 30, 2003
40
38
36
34
32
30
28
26
24
22
20
12/30/2002
3/31/2003
6/30/2003
9/30/2003

Analysis of the consolidated financial statements

In the nine months ended September 30, 2003, the Vossloh Group generated net sales of €605.9 million, up about 23 percent or €113 million over the year-earlier level. The 9-month Group EBIT climbed from €49.9 million a year ago to €74.1 million, the 3Q EBIT margin advancing 2+ percentage points from 10.1 to now 12.2 percent. The 3-quarter EBIT in both 2003 and 2002 was influenced by gains in connection with the disposal of the VAE Group, as well as by provisions for risks. Adjusted for these factors, 9-month EBIT surged from €35.5 million in 2002 to €59.6 million by September 30, 2003. The analogously adjusted EBIT margin comes to 9.8 percent (up from 7.2).

Vossloh Group		3Q/2003	3Q/2002	Q3/2003	Q3/2002
Net sales	€ mill.	605.9	492.4	238.3	187.4
EBITDA	€ mill.	88.4	64.0	29.5	32.5
EBIT	€ mill.	74.1	49.9	24.7	27.7
EBIT margin	%	12.2	10.1	10.4	14.7
EBT	€ mill.	64.3	40.0	21.1	23.5
Group earnings	€ mill.	44.3	38.9	13.0	25.8

At €44.3 million, Group earnings reported for 3Q/2003 also improved by almost 14 percent, from €38.9 million a year earlier. This results in an EpS of €3.13 compared with €2.86 for the same period the previous year. Besides the nonrecurrent factors reflected in EBIT, Group earnings for the period ended September 30, 2002, also included the €5.4 million of earnings contributed by the Lighting operations (disposed of and discontinued as of July 31, 2002) and shown in a separate line after the EBT from continued operations.

The sales surge from the 9-month level 2002 was ascribable to Vossloh Locomotives (up €32 million), Vossloh Fastening Systems (up €31 million), and Vossloh Information Technologies (up €20 million). Acquired in late 2002, Vossloh Electrical Systems (the previous Kiepe Group), Vossloh Switch Systems (formerly Cogifer SA) and Vossloh Infrastructure Services (then Cogifer TF) together contributed €321 million to 3Q/2003 Group sales, while the year-earlier 9-month sales include the VAE Group (shed as of 9/30/2002) at around €291 million.

Earnings per share in €



3.13
2.86
0.90
1.90
3Q/2003
3Q/2002
Q3/2003
Q3/2002

R ucture
d



In the first nine months of the current fiscal year, the Rail Infrastructure division generated sales of €372.1 million. It should be borne in mind that the €375.5 million in sales achieved during 3Q/2002 still included the €291.1 million contributed by the VAE Group, which was deconsolidated at the end of September 2002.

EBIT improved from the year-earlier €50.4 million to €67.4 million. The EBIT margin was raised by almost 5 percentage points to 18.1 percent.

Rail Infrastructure		3Q/2003	3Q/2002	Q3/2003	Q3/2002
Net sales	€ mill.	372.1	375.5	131.5	142.2
EBITDA	€ mill.	76.6	60.9	28.2	21.4
EBIT	€ mill.	67.4	50.4	25.2	17.9
EBIT margin	%	18.1	13.4	19.2	12.6

Vossloh Cogifer SA, acquired the year before, and its subsidiaries, which have been integrated into the Switch Systems business unit (BU), contributed €143.7 million to the division's total sales (down from €151.9 million) in 3Q/2003. The VAL Torino project (driverless transport system) in Italy and the New Delhi Metro project in India boosted sales considerably during the period under review. In Q3/2003, order intake reached €41.7 million, with the French railway SNCF responsible for significant incoming business. As of September 30, 2003, orders on hand came to €123.7 million.

During 3Q/2003, Vossloh Fastening Systems generated sales amounting to €117.3 million (up from €86.6 million). Sales were therefore once again raised appreciably compared with the Q2 level, the rise being mainly attributable to increased exports. Deliveries of rail fastening systems for the upgrading of lines in the Netherlands and Libya as well as construction and redevelopment projects linked to the staging of the Olympic Games in Greece next year accounted for a substantial proportion of these increased sales abroad. As expected, Vossloh Skamo Sp. z o.o., which was consolidated for the first time in 2003, did not make any significant contribution to sales during the period under review. This acquisition is of special strategic interest, however, as part of the opening-up of Eastern European markets.

Vossloh Infrastructure Services SA, also acquired in 2002, and its subsidiaries, which are now integrated into the Infrastructure Services BU, generated sales of €119.7 million in 3Q/2003 (down from €133.5 million). France accounted for almost 70 percent and the Benelux countries for about 20 percent of these sales generated from the renewal and construction of conventional and high-speed lines as well as track installations for trams and metro systems and spread over a large number of different projects. As of September 30, 2003, order backlog totaled €161.0 million.

Rail Infrastructure		9/30/2003	12/31/2002	9/30/2002
Working capital[2]	€ mill.	128.6	129.0	125.5
Working capital ratio[1]	%	25.9	25.2	25.1
Fixed assets[2]	€ mill.	290.8	286.4	288.2
Capital employed[2]	€ mill.	419.4	415.4	413.7
ROCE[1]	%	21.4	16.8	16.3

[1] annualized

[2] To ensure like-for-like comparability, the balance sheet data as of 9/30/2002 includes the Cogifer Group acquired as of October 1, 2002.


division

Compared with the previous quarter, the Information Technologies division's sales again climbed considerably. In 2003, the division generated 9-month sales of €41.2 million, almost double the figure for 3Q/2002. The prime sources of these sales were the BZ 2000 project, an operations control system for the centralized monitoring and control of main-line rail traffic, the UIC train bus project, and the equipping of 1,198 ICE passenger cars and 145 locomotives belonging to Deutsche Bahn AG with passenger information systems.

At €33.7 million, order intake in 3Q/2003 was some 10 percent above that of the 9 months one year earlier. A further increase in incoming business is expected for the final quarter of 2003 from major projects in Switzerland, the Netherlands, Sweden, and Germany. As of September 30, 2003, the division's orders on hand totaled €85.3 million. Apart from the projects mentioned above, this backlog includes above all a follow-up contract from Hamburger Hochbahn AG for a control and operations management system for subway lines 2 and 3.

Information Technologies		3Q/2003	3Q/2002	Q3/2003	Q3/2002
Net sales	€ mill.	41.2	21.1	17.9	8.3
EBITDA	€ mill.	3.6	1.5	1.0	0.3
EBIT	€ mill.	2.7	0.5	0.7	(0.1)
EBIT margin	%	6.5	2.5	4.1	(1.1)

At €2.7 million, EBIT exceeded the year-earlier figure by more than five-fold. Capital employed climbed from €12.8 million as of December 31, 2002, to €17.2 million as of September 30, 2003. The leap resulted from a corresponding change in working capital based essentially on the reduction in prepayments received. Despite the much improved EBIT, ROCE fell slightly compared with December 31, 2002, the higher capital employed being the reason.

Information Technologies		9/30/2003	12/31/2002	9/30/2002
Working capital	€ mill.	4.2	0.0	(10.0)
Working capital ratio*	%	7.6	0.0	(35.5)
Fixed assets	€ mill.	13.0	12.8	12.4
Capital employed	€ mill.	17.2	12.8	2.4
ROCE*	%	20.9	22.0	29.0

* annualized

Prospects

For 2003 as a whole, we are expecting Group sales of €890 million, with EBIT reaching €97 million. The outlook therefore confirms our forecast for the current fiscal year, which was revised upwards in Q2.

Group sales will thus exceed the year-earlier €744.5 million by almost 20 percent, with the EBIT anticipated for 2003 set to surpass the preceding year's €78.4 million by some 24 percent.

At €53.5 million, Group earnings will even outstrip the high 2002 level of €52.4 million.

ROCE is set to increase to a good 15 percent (up from 13.3 percent).

For the current fiscal year, the Rail Infrastructure division is predicting sales of €494 million and an EBIT mounting to €75+ million. Despite reduced sales compared with the preceding year's €511.8 million, the budgeted EBIT will be almost €5 million above the previous year's €70.0 million.

The Motive Power division will generate sales of €330.6 million in 2003, thus greatly exceeding the year-earlier €194.5 million. This also applies to EBIT, expected to total about €16 million (up from €4.8 million).

The Information Technologies division is forecasting its sales to reach €64 million in 2003, easily above the €37.9 million generated in fiscal 2002, with its EBIT climbing from €2.8 million in 2002 to €6.5 million in 2003.

Interim financial statements as of September 30, 2003

Income statement

Cash flow statement

Balance sheet

Statement of changes in equity

Explanatory notes

Interim financial statements of the Vossloh Group as of September 30, 2003

Consolidated income statement

for the nine months ended September 30, 2003

	3Q ended Sep. 30,		Q3 ended Sep. 30,	
	2003 € mill.	2002 € mill.	2003 € mill.	2002 € mill.
Net sales	605.9	492.4	238.3	187.4
Cost of goods sold	(472.0)	(389.6)	(186.8)	(147.8)
General administrative and selling expenses	(72.2)	(59.8)	(24.8)	(19.8)
R&D expenses	(5.1)	(4.7)	(1.7)	(1.3)
Operating result	**56.6**	**38.3**	**25.0**	**18.5**
Nonoperating income	17.0	9.9	(0.2)	7.8
Income from investments	0.5	1.7	(0.1)	1.4
Earnings before interest and taxes (EBIT)	**74.1**	**49.9**	**24.7**	**27.7**
Net interest expense	(9.8)	(9.9)	(3.6)	(4.2)
Earnings before taxes (EBT)	**64.3**	**40.0**	**21.1**	**23.5**
Income taxes	(19.1)	0.5	(7.7)	5.7
Earnings before minority interests/net income (continued operations)	**45.2**	**40.5**	**13.4**	**29.2**
Minority interests	(0.9)	(7.0)	(0.4)	(2.9)
Earnings from discontinued operations				
EBT	–	5.4	–	(1.3)
Income taxes	–	–	–	0.8
	–	5.4	–	(0.5)
Group earnings	**44.3**	**38.9**	**13.0**	**25.8**
Earnings per share (EpS)*	**€**	**€**	**€**	**€**
Earnings from continued operations	3.13	2.46	0.90	1.93
Earnings from discontinued operations	–	0.40	–	(0.03)
Basic EpS	3.13	2.86	0.90	1.90

* During the first 3 quarters (3Q) of 2003 and 2002, an average 14,132,823 and 13,618,809 no-par shares of stock, respectively, were issued and outstanding.

For 3Q/2002 and Q3/2002, earnings of the Lighting operations (shed in 2002) are disclosed after the continued operations' earnings before minority interests/net income.

Consolidated statement of cash flows

according to FAS 95 for the nine months ended September 30, 2003

	3Q/2003 € mill.		3Q/2002 € mill.	
Cash outflow/inflow from operating activities				
Group earnings	44.3		38.9	
Earnings from discontinued operations			(5.4)	
Earnings from continued operations		44.3		33.5
Adjustments to reconcile Group earnings with cash outflow/inflow from operating activities				
Minority interests in net income	0.9		7.0	
Amortization/depreciation/write-down	17.9		14.1	
Change in deferred taxes	(2.7)		(8.0)	
Book gains/losses (netted) from the disposal of fixed assets	(20.9)		(29.5)	
Undistributed profits of subsidiaries	(0.5)		(0.6)	
Change in deferred income	5.1		(0.1)	
Change in receivables	(8.3)		11.3	
Change in inventories	(67.6)		(25.6)	
Change in prepaid expenses & deferred charges	(2.3)		(1.4)	
Change in liabilities and accruals	16.7		56.9	
Total adjustments		(61.7)		24.1
Net cash (used in)/provided by operating activities		(17.4)		57.6
Cash inflow/outflow from investing activities				
Cash inflow from the disposal of intangible assets and property, plant & equipment	1.8		1.1	
Cash inflow from the disposal of financial assets	4.7		8.1	
Cash outflow for intangible assets and property, plant & equipment	(14.2)		(18.5)	
Cash outflow for financial assets (plus cash & cash equivalents from investees acquired)	(5.6)		(277.4)	
Cash inflow from the disposal of investments (less cash & cash equivalents of investees disposed of)	49.0		40.7	
Net cash provided by/(used in) investing activities		35.7		(246.0)
Cash outflow/inflow from financing activities				
Cash inflow from capital increases	2.3		–	
Net borrowings through note-based finance	2.3		–	
Net finance from short-term credits	(20.1)		(0.5)	
Net finance from medium- and long-term loans	(14.2)		43.1	
Change in treasury stock	18.9		(6.4)	
Cash dividend payments	(17.2)		(10.1)	
Change in minority interests due to dividend payout	(0.5)		(4.3)	
Net cash (used in)/provided by financing activities		(28.5)		21.8
Net outflow of cash & cash equivalents (continued operations)		(10.2)		(166.6)
Net inflow of cash & cash equivalents from discontinued operations		–		152.3
Cash inflow from initial consolidation		0.3		–
Cash & cash equivalents at beginning of period		38.6		45.2
Cash & cash equivalents at end of period		28.7		30.9

Consolidated balance sheet

Assets

	9/30/2003 € mill.	12/31/2002 € mill.	9/30/2002* € mill.
Total current assets	**584.3**	**513.6**	**483.3**
Cash & cash equivalents	28.7	38.6	30.9
Trade receivables	235.4	243.3	193.1
Due from subsidiaries and investees	1.6	1.9	2.3
Inventories	256.5	188.4	188.0
Sundry current assets	62.1	41.4	69.0
Total noncurrent assets	**401.4**	**433.6**	**387.0**
Financial assets	10.2	47.9	52.7
Shares in unconsolidated subsidiaries	1.0	7.1	9.1
Other investments and long-term securities	6.9	35.6	38.4
Long-term loans	2.3	5.2	5.2
Property, plant & equipment	90.4	89.7	74.7
Intangible assets	281.5	276.9	252.4
Total fixed assets	382.1	414.5	379.8
Sundry noncurrent assets	19.3	19.1	7.2
	985.7	**947.2**	**870.3**

* To ensure like-for-like comparability, the balance sheet as of 9/30/2002 includes the Cogifer Group acquired as of October 1, 2002.

Equity & liabilities

	9/30/2003 € mill.	12/31/2002 € mill.	9/30/2002* € mill.
Total liabilities and accruals	**700.1**	**708.6**	**649.7**
Current liabilities and accruals	**474.7**	**468.9**	**413.3**
Trade payables	70.0	85.5	86.8
Due to unconsolidated subsidiaries and investees	3.0	2.6	1.5
Sundry current liabilities	335.1	328.2	261.1
Current accruals	66.6	52.6	63.9
Noncurrent liabilities and accruals	**225.4**	**239.7**	**236.4**
Financial debts	126.5	140.7	136.0
Pension accruals and similar obligations	19.3	18.5	14.5
Sundry noncurrent liabilities	54.5	53.3	72.1
Sundry noncurrent accruals	25.1	27.2	13.8
Group equity	**285.6**	**238.6**	**220.6**
Capital stock	37.1	36.8	36.8
Additional paid-in capital	36.0	29.5	29.5
Treasury stock	(1.1)	(15.5)	(19.6)
Reserves retained from earnings	170.1	135.0	135.0
Undistributed Group profit	0.0	0.3	0.3
Group earnings	44.3	52.4	38.9
Accumulated other comprehensive income	(5.4)	(4.5)	(4.8)
Minority interests	4.6	4.6	4.5
	985.7	**947.2**	**870.3**

Statement of changes in equity

Equity analysis		Capital stock	Additional paid-in capital	Treasury stock	Reserves retained from earnings	Undistributed Group profit	Group earnings	Accumulated OCI	Minority interests	Total
Balance at 12/31/2001	**€ mill.**	**36.8**	**29.5**	**(13.2)**	**128.0**	**0.2**	**17.2**	**(5.3)**	**118.7**	**311.9**
Carryforward to new account	€ mill.					17.2	(17.2)			0.0
Purchase/sale of treasury stock	€ mill.			(6.4)						(6.4)
Dividends distributed	€ mill.					(10.1)			(4.3)	(14.4)
Transfer to reserves retained from earnings	€ mill.				7.0	(7.0)				0.0
Net income for 3Q/2002	€ mill.						38.9		7.0	
Accumulated other comprehensive income (OCI)	€ mill.							0.5	(1.8)	
Comprehensive income	€ mill.						38.9	0.5		39.4
Minority interests	€ mill.								5.2	5.2
Changes through initial consolidation or deconsolidation*	€ mill.								(115.1)	(115.1)
Balance at 9/30/2002	**€ mill.**	**36.8**	**29.5**	**(19.6)**	**135.0**	**0.3**	**38.9**	**(4.8)**	**4.5**	**220.6**
Change through initial consolidation	€ mill.								(0.1)	(0.1)
Sale of treasury stock	€ mill.			4.1						4.1
Net income for Q4/2002	€ mill.						13.5		0.3	
Accumulated OCI	€ mill.							0.3	(0.1)	
Comprehensive income	€ mill.						13.5	0.3		13.8
Minority interests	€ mill.								0.2	0.2
Balance at 12/31/2002	**€ mill.**	**36.8**	**29.5**	**(15.5)**	**135.0**	**0.3**	**52.4**	**(4.5)**	**4.6**	**238.6**
Carryforward to new account	€ mill.					52.4	(52.4)			0.0
Capital increase from ESOP	€ mill.	0.3	2.0							2.3
Purchase/sale of treasury stock	Mio.€		4.5	14.4						18.9
Changes through initial consolidation	€ mill.				(0.4)					(0.4)
Dividends distributed	€ mill.					(17.2)			(0.5)	(17.7)
Transfer to reserves retained from earnings	€ mill.				35.5	(35.5)				0.0
Net income for 3Q/2003	€ mill.						44.3		0.9	
Accumulated OCI	€ mill.							(0.9)	(0.4)	
Comprehensive income	€ mill.						44.3	(0.9)		43.4
Minority interests	€ mill.								0.5	0.5
Balance at 9/30/2003	**€ mill.**	**37.1**	**36.0**	**(1.1)**	**170.1**	**0.0**	**44.3**	**(5.4)**	**4.6**	**285.6**

* To ensure like-for-like comparability, this line reflects €4.5 million from the initial consolidation of the Cogifer Group already as of 9/30/2002 although it had only been acquired as of October 1, 2002.

Explanatory notes

(1) Introduction

The consolidated interim financial statements as of September 30, 2003, have been prepared in euro (€) in accordance with the US Generally Accepted Accounting Principles (US GAAP) current at the balance sheet date and meet all requirements of German Accounting Standard ("DRS") No. 6 issued by the German Accounting Standards Committee ("DRSC").

(2) Group of consolidated companies

Vossloh's consolidated financial statements encompass the financial statements of Vossloh AG and principally all its subsidiaries.

In comparison to December 31, 2002, four subsidiaries have been added to the consolidation group, an additional three companies being fully consolidated, viz. Vossloh Skamo Sp. z o.o., Poland; Siema Applications SAS, France; and Vossloh Infrastructure Services Ltd., UK. Therefore, the consolidated financial statements include 42 fully consolidated subsidiaries, one company stated at equity, and 25 companies and joint ventures pro rata.

Due to their minor significance to the Group's net assets, financial position and results of operations, 16 subsidiaries were not included in the consolidated financial statements although Vossloh AG directly or indirectly held the majority of voting rights at the balance sheet date.

(3) Accounting principles

Vossloh AG's interim financial statements as of September 30, 2003, were prepared in accordance with the same, consistently applied consolidation, accounting and valuation methods as those underlying the consolidated financial statements as of December 31 and September 30, 2002.

Income and expenses, if allocable to the reported result from operations, not of a seasonal nature and regularly recognized at year-end only, have been shown in the quarterly earnings report pro rata temporis.

Income tax calculation has been based on an unchanged 40 percent for German companies, while the applicable national tax rate has been used for foreign subsidiaries. Tax-exempt income has been duly accounted for.

The Statements issued by the FASB since September 30, 2002, viz. FAS 148, *Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123*, FAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Instruments*, and FAS 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*, have had no impact on the quarterly accounts as of September 30, 2003.

Preparing the interim financial statements requires management to make certain assumptions and estimates. Actual values may differ from those estimates and hence from the amounts disclosed or reported in these interim financial statements.

Due to the Lighting operations having been discontinued, such operations were stated accordingly in the income statement 2002, in line with FAS 144. The EBT of €5.4 million from discontinued operations originated from the Lighting operations, shed as of July 31, 2002.

Explanatory notes

According to FAS 144, the effects of shed Lighting's cash flow on the consolidated statement of cash flows for fiscal 2002 were eliminated and disclosed in a separate line, *net inflow of cash & cash equivalents from discontinued operations*. In 2002, this net inflow amounted to €152.0 million, including the cash provided by the purchase price payment and the repayment of intercompany liabilities taken over by the acquirer. The Group earnings proratable to Lighting *(EBT from discontinued operations)* are also accounted for as net inflow of cash & cash equivalents from discontinued operations.

With a view to ensuring comparability of the balance sheet as of September 30, 2002, with the other closing dates, the Cogifer Group—though added with effect as of October 1, 2002, only—has already been included at the initial-consolidation values in the balance sheet as of September 30, 2002. The income statement information is presented unchanged.

The cash inflow of €46.8 million from the January 2003 disposal of the final third of the VAE stake was reported as cash inflow from the disposal of investments within the cash flow from investing activities, while the capital gain, net after risk provisions, of €14.5 million was reported in the income statement as nonoperating income.

(4) Earnings per share

Analysis of EpS:

Earnings per share		3Q/2003	3Q/2002	Q3/2003	Q3/2002
Earnings before minority interests/net income*	€ mill.	45.2	40.5	13.4	29.2
EpS before minority interests*	€	3.20	2.97	0.92	2.14
Group earnings	€ mill.	44.3	38.9	13.0	25.8
EpS	€	3.13	2.86	0.90	1.90
Weighted average number of shares		14,132,823	13,618,809	14,438,449	13,537,651

* and before discontinued Lighting operations

The adjusted 9-month EpS for 2003 and 2002 amounts to €3.11 and €2.86, respectively.

(5) Segment information

Following the divestment of its Lighting operations as of July 31, 2002, the Vossloh Group focuses on transport technology. These operations break down into three divisions. Rail Infrastructure comprises the Vossloh Switch Systems, Vossloh Fastening Systems, and Vossloh Infrastructure Services business units (BUs). Motive Power is a division that encompasses the Vossloh Locomotives, Vossloh Electrical Systems, and Vossloh Services BUs. Information Technologies subsumes the development and marketing of operations management, passenger information and planning systems as well as signals engineering. The production companies' geographical focus is on Germany and France; in addition, the Group has manufacturing and sales companies in another 26 countries. The accounting methods of all segments are identical.

Segment information		Rail Infra-structure	Motive Power	Information Technologies	Intermediate holding company/ consolidation	Rail Technology	H.O./ consolidation	Group
Net sales								
3Q/2003	€ mill.	372.1	193.4	41.2	(1.1)	605.6	0.3	605.9
3Q/2002	€ mill.	375.5	95.2	21.1	(0.1)	491.7	0.7	492.4
Q3/2003	€ mill.	131.5	89.2	17.9	(0.4)	238.2	0.1	238.3
Q3/2002	€ mill.	142.2	36.6	8.3	(0.1)	187.0	0.4	187.4
Amortization/depreciation/write-down								
3Q/2003	€ mill.	9.2	3.5	0.9	0.1	13.7	0.6	14.3
3Q/2002	€ mill.	10.5	2.1	0.9	0.0	13.5	0.6	14.1
Q3/2003	€ mill.	3.0	1.2	0.3	0.1	4.6	0.2	4.8
Q3/2002	€ mill.	3.5	0.8	0.4	0.0	4.7	0.1	4.8
Net interest result								
3Q/2003	€ mill.	(7.3)	(3.3)	(0.4)	(5.9)	(16.9)	7.1	(9.8)
3Q/2002	€ mill.	(3.5)	(3.6)	0.2	(0.1)	(7.0)	(2.9)	(9.9)
Q3/2003	€ mill.	(2.1)	(1.2)	(0.1)	(2.1)	(5.5)	1.9	(3.6)
Q3/2002	€ mill.	(1.2)	(1.0)	0.1	(0.1)	(2.2)	(2.0)	(4.2)
EBIT								
3Q/2003	€ mill.	67.4	0.8	2.7	(1.6)	69.3	4.8	74.1
3Q/2002[1]	€ mill.	50.4	(8.0)	0.5	0.1	43.0	6.9	49.9
Q3/2003	€ mill.	25.2	2.9	0.7	(0.8)	28.0	(3.3)	24.7
Q3/2002[1]	€ mill.	17.9	(0.2)	(0.1)	0.0	17.6	10.1	27.7
EBT								
3Q/2003	€ mill.	60.1	(2.5)	2.3	(7.5)	52.4	11.9	64.3
3Q/2002[1]	€ mill.	46.9	(11.6)	0.7	0.0	36.0	4.0	40.0
Q3/2003	€ mill.	23.1	1.7	0.6	(2.9)	22.5	(1.4)	21.1
Q3/2002[1]	€ mill.	16.7	(1.2)	0.0	(0.1)	15.4	8.1	23.5
Net earnings/(deficit)[2]								
3Q/2003	€ mill.	35.9	(1.4)	1,3	(4.5)	31.3	13.0	44.3
3Q/2002	€ mill.	22.4	(8.5)	0,4	0.1	14.4	24.5	38.9
Q3/2003	€ mill.	14.1	1.2	0,3	(1.8)	13.8	(0.8)	13.0
Q3/2002	€ mill.	5.4	(0.7)	–0,1	2.1	6.7	19.1	25.8
Capital expenditures (PP&E)								
3Q/2003	€ mill.	9.6	3.3	0,8	0.0	13.7	0.5	14.2
3Q/2002	€ mill.	13.2	3.9	1,2	0.0	18.3	0.2	18.5
Q3/2003	€ mill.	1.6	1.7	0,3	0.0	3.6	0.3	3.9
Q3/2002	€ mill.	2.2	1.9	0,2	0.0	4.3	0.1	4.4
Capital employed								
9/30/2003	€ mill.	419.4	160.8	17,2	243.5	840.9	(226.4)	614.5
12/31/2002	€ mill.	415.4	110.6	12,8	244.7	783.5	(193.5)	590.0
Total assets								
9/30/2003	€ mill.	589.1	344.1	51,4	258.1	1,242.7	(257.0)	985.7
12/31/2002	€ mill.	577.4	281.7	58,3	250.3	1,167.7	(220.5)	947.2
3-quarter average headcount								
3Q/2003		2,968	1,177	270	0	4,415	29	4,444
3Q/2002		3,221	637	252	0	4,110	23	4,133

[1] In the 3Q and Q3 income statements for 2002, Lighting's earnings were shown according to FAS 144 below net income as earnings from discontinued operations.

[2] Before P&L transfer

Vossloh AG's boards	
Executive Board	Burkhard Schuchmann, Chairman
	Milagros Caiña-Lindemann
	Werner Andree
Supervisory Board	Dipl.-Vwt. Dr. rer. pol. Karl Josef Neukirchen, former CEO of mg technologies ag, Bad Homburg, Chairman
	Dipl.-Kfm. Dr. Jürgen Blume, sworn public auditor and tax accountant, Bad Bentheim
	Wolfgang Klein, galvanizer, Werdohl
	Wilfried Köpke, engineering designer, Kiel
	Peter Langenbach, lawyer, Wuppertal
	Dr. Anselm Raddatz, lawyer, Düsseldorf

Financial diary 2003	
Press conference	December 10, 2003
Meeting with DVFA analysts	December 10, 2003

Financial diary 2004	
Publication of 2003 financial data	March 2004
Press conference	April 2004
Meeting with DVFA analysts	April 2004
Annual stockholders' meeting	June 3, 2004

Investor Relations	
Contact:	Christiane Konrad
Email:	investor.relations@ag.vossloh.com
Phone:	(+49-23 92) 52-2 49
Fax:	(+49-23 92) 52-2 64

Vossloh stock details	
ISIN:	DE0007667107
Traded at:	Xetra, Düsseldorf, Frankfurt, Berlin, Bremen, Hamburg, Hannover, Stuttgart, Munich
Index:	MDAX
No. of shares (9/30/2003):	14,491,629
Stock price (9/30/2003):	€36.36
3Q/2003 high/low:	€38.89 / €23.75
Reuters code:	VOSG.F
Bloomberg code:	VOS GF

www.vossloh.com

Vossloh AG
Vosslohstrasse 4 · 58791 Werdohl, Germany
P.O. Box 18 60 · 58778 Werdohl, Germany

Phone (+49-23 92) 52-0
Fax (+49-23 92) 52-219

vossloh

Interim report as of March 31, 2004



The Vossloh Group at a glance

Group		Q1/2004	Q1/2003
Income statement data			
Net sales	€ mill.	198.2	183.2
thereof Rail Infrastructure	€ mill.	112.7	117.9
Motive Power	€ mill.	72.8	54.8
Information Technologies	€ mill.	12.6	10.7
EBIT[2]	€ mill.	16.3	28.9
Net interest expense	€ mill.	(3.1)	(3.3)
EBT[2]	€ mill.	13.2	25.6
Group earnings (total)	€ mill.	8.5	20.8
Earnings per share (EpS)	€	0.58	1.52
EBIT margin	%	8.2	15.8
Pretax return on equity (ROE)	%	17.3	40.1
Return on capital employed (ROCE)	%	10.7	20.4
Balance sheet data			
Fixed assets	€ mill.	375.3	379.3
capital expenditures[1]	€ mill.	5.8	4.4
amortization/depreciation[1]	€ mill.	5.8	5.7
Working capital	€ mill.	236.4	189.9
Working capital ratio	%	29.8	25.9
Capital employed	€ mill.	611.7	569.2
Total equity	€ mill.	306.9	256.3
thereof minority interests	€ mill.	5.9	4.6
Net financial debt	€ mill.	163.6	196.3
Net leverage	%	53.3	76.6
Total assets	€ mill.	883.4	879.2
Equity ratio	%	34.8	29.2
Cash flow statement data			
Cash flow from operating activities	€ mill.	20.3	(12.6)
Cash flow from investing activities	€ mill.	(1.3)	39.6
Cash flow from financing activities	€ mill.	(19.7)	(33.6)
Change in cash & cash equivalents	€ mill.	(0.7)	(6.6)
Workforce			
3-month (Q1) average headcount		4,314	4,211
thereof Rail Infrastructure		2,829	2,754
Motive Power		1,183	1,165
Information Technologies		270	266
Vossloh AG		32	26
Payroll-to-added value ratio	%	75.7	63.6
Personnel expenses	€ mill.	54.0	52.2
Share data			
Stock price at March 31	€	43.58	29.80
Market capitalization at March 31	€ mill.	636.4	407.9

[1] excluding financial assets

[2] The Q1/2003 EBIT and EBT include a net €14.5 million from tax-free gains from the disposal of the VAE stake less provisions for risks

The income statement data refers to the 3 months ended March 31, balance sheet data being stated as of March 31. Where required, ratios have been annualized.

The Vossloh Group structure 4

To our stockholders 5

Vossloh stock 6

Analysis of the consolidated financial statements 7
Rail Infrastructure division 10
Motive Power division 11
Information Technologies division 12
Capital expenditures 13
Research & development 13
Employees 14
Prospects 15

Interim financial statements of the
Vossloh Group as of March 31, 2004 16

Income statement 18
Cash flow statement 19
Balance sheet 20
Statement of changes in equity 22
Explanatory notes 23

Vossloh AG's boards 28
Financial diary 28


Rail Infrastructure
Motive Power
Information Technologies
Vossloh Switch Systems
Vossloh Locomotives
Vossloh Information Technologies
Vossloh Fastening Systems
Vossloh Electrical Systems
Vossloh Infrastructure Services
Vossloh Services

Rail Infrastructure

Rail fasteners from Vossloh are used in over 65 countries for their inherent safety and efficiency. And, when it comes to sophisticated track switches, the Group is again a foremost international supplier. In the construction of new trackage and the maintenance of existing, Vossloh likewise commands a leading position.

Motive Power

Ultramodern Vossloh diesel locomotives have for years now been leading the way throughout Europe. Cost efficiency, flexibility and attractive financing arrangements—these are some of the ingredients keeping this market leader on the success track. The lineup is extended with key technologies used on trams, streetcars, and trolleybuses.

Information Technologies

Engineering systems sourced from Vossloh ensure cost-effective and customer-friendly operations management for transport operators. Vossloh is also a leading supplier of passenger information systems used in trains, railway stations, and at airport terminals. Signaling components and electronic interlocks are another niche market with vast growth potential.

Dear Stockholders:

Fiscal 2004 started off successfully for the Vossloh Group whose sales climbed €15.0 million or 8.2 percent versus the year-earlier Q1 to €198.2 million, thanks to solid progress shown by both Vossloh Locomotives and Vossloh Information Technologies.

Eliminating one-off factors, the first three months of the current year yielded a significantly improved EBIT, up 13.2 percent from €14.4 million to €16.3 million. The like-for-like EBIT margin mounted from 7.9 to 8.2 percent. In absolute terms, both EBIT and group earnings for the period declined, however, in comparing the Q1 performance for the two years, it should be considered that the year-earlier figures had included a net €14.5 million from tax-free gains from shedding the Austrian VAE stake, less provisions for risks. The group earnings shrinkage, too, from €20.8 million to €8.5 million was solely attributable to the year-earlier nonrecurrent gains.

For all of 2004, the Group expects its EBIT to rise a good 5 percent to around €106 million, as projected, despite the nonrecurrence of the gains booked in 2003. Due to some delays in the placement of budgeted contracts, Vossloh at present cannot rule out that the €960 million sales targeted for 2004 will not quite be achieved. Group earnings are set to climb 2.5 percent to €56.9 million, equivalent to an EpS of around €3.90. ROCE should be just short of 16 percent, thus once more in excess of the corporate benchmark of 15 percent.

Depending on national priorities and individual procurement programs, the world rail market will again move in regionally very different directions in the course of the year. It will be essential to the success of our group that these trends are identified in good time, accurately assessed and consistently taken into account. Given Vossloh's solid position in the relevant markets, we do not anticipate to any notable extent any adverse impact on budgeted business.

Germany, Europe, the world: we are expanding our international presence step by step. In doing so, we are rigorously seizing the opportunities opened up by rail market deregulation, including such involving the acquisition of companies, stakes therein or joint ventures. Our credo reads: Go East, and we're certain we're on the right track, not only geographically.

We intend to further strengthen and advance our group through carefully calculated acquisitions. The first move this year was the takeover of Swedish Rail Systems AB, a switch maker and trader of rail infrastructure materials. For our subsidiary Vossloh Cogifer, this means gaining deeper inroads into the Scandinavian market while, at the same time, exploiting operational synergies shared with our activities hitherto in this part of the world.

Sincerely,

Vossloh AG
CEO



Burkhard Schuchmann

The MDAX, Germany's stock market index for midcaps including Vossloh, started the year at 4,472, gaining 11.6 percent to peak at its quarter high of 4,990 on March 8, 2004. Then, the rekindled terrorist scares in the wake of Madrid, March 11, 2004, combined with profit taking prompted by surfacing doubts as to the buoyancy of the economic recovery, depressed the MDAX within a relatively brief period to its annual opening level by March 22, 2004. By March 31, 2004, the index had rallied slightly to 4,750, closing the first quarter with a gain of 6.3 percent.

Following the steady price surges over the past three years, Vossloh stock in Q1/2004 underwent a consolidation phase. On January 20, 2004, the stock price was €41.13, the lowest during the quarter. Thereafter, however, the price rallied and recovered completely, reaching in the course of February 27 of this year €47.68, a new all-time high which, however, was not sustained on account of profit taking. At March 31, 2004, the stock was quoted at €43.58 (XETRA), a loss of 2.7 percent over the 2003 year-end closing price of €44.80.

The Executive and Supervisory Boards will propose to the annual stockholders' meeting a cash dividend per share raised €0.10 over the year-earlier dividend to €1.30. As a consequence and just as in the previous year, 35 percent of the Vossloh Group's earnings would be distributed, a proposal that underscores the policy of dividend predictability pursued by the Executive and Supervisory Boards.

Compared with 2003, Vossloh stock trading volumes have risen perceptibly. During Q1/2004, some 2.6 million (up from 1.4 million) shares changed ownership, 80 percent through the XETRA electronic trading system. The average daily trading volume mounted from around 35,000 in 2003 to about 40,000 in Q1/2004.

Following the presentation of the fiscal 2003 financial information at the analysts' conference on March 24, 2004, the analysts reviewed their assessments of Vossloh stock's upward potential, which is now projected between €46 and €57. Altogether 80 percent of the analysts recommend "buy." The latest analyst recommendations plus added information about Vossloh stock is downloadable at www.vossloh.com


Vossloh stock price trend from January 1 to March 31, 2004
51
50
49
48
47
46
45
44
43
42
41
12/30/2003
01/31/2004
02/29/2004
03/31/2004

Vossloh stock price in €

MDAX (rebased)

For the Vossloh Group, January 1, 2004, marked the initial application of the International Accounting Standards (IAS)/International Financial Reporting Standards (IFRS) after United States Generally Accepted Accounting Principles (US GAAP) had previously been the Group's primary accounting basis. This changeover anticipates Vossloh AG's compliance with its obligation to apply IAS/IFRS as group accounting standards by not later than 2005. The year-earlier financial information has been restated accordingly to ensure comparability with the financial statements as of March 31, 2004.

In the three months ended March 31, 2004, the Vossloh Group generated net sales of €198.2 million, up 8.2 percent or €15.0 million over the year-earlier level.

The Vossloh Locomotives and Vossloh Information Technologies business units were the driving force of this sales increase while the Q1/2004 sales by the remaining units failed to re-achieve the year-earlier magnitude.

Vossloh Group

		Q1/2004	Q1/2003
Net sales	€ mill.	198.2	183.2
EBITDA	€ mill.	22.1	34.6
EBIT	€ mill.	16.3	28.9
EBIT margin	%	8.2	15.8
EBT	€ mill.	13.2	25.6
Group earnings	€ mill.	8.5	20.8

The 3-month group EBIT of €16.3 million compares with €28.9 million a year ago. The first-quarter EBIT 2003 was, however, inflated by €14.5 million being the net balance of (i) tax-free gains from the disposal of the VAE stake and (ii) provisions for risks. Adjusted for these one-off factors, Q1 EBIT improved from €14.4 million in 2003 to €16.3 million for 2004. The analogously adjusted EBIT margin came to 8.2 percent (up from 7.9).

Earnings per share in €


1.52
0.58
Q1/2004
Q1/2003

The decrease in group earnings from €20.8 million to €8.5 million, too, is solely attributable to the one-time gains posted the year before. Accordingly, first-quarter EpS came to €0.58 (down from €1.52).

Sales by region

		Q1/2004	Q1/2003
Germany	€ mill.	64.8	59.8
Other Euroland	€ mill.	77.5	86.4
Other Europe	€ mill.	34.7	17.5
Total Europe	**€ mill.**	**177.0**	**163.7**
North America	€ mill.	5.0	2.9
Latin America	€ mill.	0.1	0.0
Total Americas	**€ mill.**	**5.1**	**2.9**
Asia	**€ mill.**	**8.8**	**10.9**
Other regions	**€ mill.**	**7.3**	**5.7**
Total	**€ mill.**	**198.2**	**183.2**

Regional sales segmentation hardly changed in a Q1 year-on-year comparison. As in Q1/2003, Europe again accounted for about 90 percent of worldwide sales. Significant shifts in sales within the countries of Europe are exclusively the result of major locomotive projects, such as in Switzerland.

At €883.4 million, the Vossloh Group's total assets as of March 31, 2004, inched up by €4.2 million from the year-earlier balance of €879.2 million. Considerable changes are only reportable for equity, which rose by €50.6 million from the quarter-end 2003 balance, and for financial debts, which were slashed by €42.8 million within the same period. The equity ratio mounted from March 31, 2003, by 5.6 percentage points to 34.8 percent.

The Vossloh Group's working capital at the end of Q1/2004 rose by €46.5 million to €236.4 million from that a year ago, primarily as inventories at Vossloh Locomotives accumulated and prepayments received shrank. In comparison to year-end 2003, the working capital contracted by €6.2 million.


Sales and EBIT of the Vossloh Group
Sales (€ million)
EBIT (€ million)
198.2
16.3
183.2
28.9
Q1/2004
Q1/2003

Vossloh Group				
		03/31/2004	12/31/2003	03/31/2003
Total assets	€ mill.	883.4	877.8	879.2
Total equity	€ mill.	306.9	297.6	256.3
Equity ratio	%	34.8	33.9	29.2
Working capital	€ mill.	236.4	242.6	189.9
Working capital ratio[1]	%	29.8	26.6	25.9
Fixed assets	€ mill.	375.3	377.6	379.3
Capital employed	€ mill.	611.7	620.2	569.2
ROCE[1]	%	10.7	16.3	20.4
ROE[1]	%	17.3	29.0	40.1
Net financial debt	€ mill.	163.6	183.1	196.3
Net leverage	%	53.3	61.5	76.6

[1] annualized

As of March 31, 2004, the higher working capital also heightened capital employed to €611.7 million (up from €569.2 million at 3/31/2003), however, the latter remaining below the December 31, 2003 total of €620.2 million.

Annualized first-quarter ROCE (EBIT returned on capital employed) sagged by 9.7 percentage points from 20.4 percent at Q1-end 2003 to 10.7 percent at the end of the period under review. Using a like-for-like EBIT (adjusted for the prior year's one-off gains), however, would mean an 0.6 percentage points higher ROCE despite the higher capital employed.

Mainly thanks to the lower working capital employed and the favorable Q1/2004 EBT, net financial debt was slashed by €19.5 million versus December 31, 2003.

As net financial debt contracted and equity rose, net leverage (i.e., the ratio of net financial debt to total equity) as of March 31, 2004, improved by 23.3 percentage points to 53.3 percent in comparison to the year-earlier ratio while, compared to the year-end 2003 level, it still sank by 8.2 percentage points.

The Rail Infrastructure division generated sales of €112.7 million (down from €117.9 million) in Q1/2004.

Rail Infrastructure			
		Q1/2004	Q1/2003
Net sales	€ mill.	112.7	117.9
EBITDA	€ mill.	20.2	24.4
EBIT	€ mill.	17.2	21.5
EBIT margin	%	15.3	18.2

Of this amount, Vossloh Fastening Systems contributed €31.4 million, short of the high year-earlier €33.5 million, as expected. Public spending constraints in Germany and the accompanying reduction in rail infrastructure expenditures by Deutsche Bahn AG (German Rail) plus the postponement of orders for shipping rail fasteners to Turkey, Greece, and Taiwan were reasons for this decline in sales. During the period, order intake at Vossloh Fastening Systems added up to €35.9 million (down from €37.1 million), major contracts including rail fasteners for the Santiago de Chile metro and the high-speed Torino–Novare line in Italy. At March 31, 2004, this business unit's order backlog totaled €24.7 million (up from €22.7 million).

The Switch Systems business unit posted sales of €49.0 million in the course of the first quarter 2004, more or less equal to the year-earlier €49.3 million. High sales to Portugal and a milestone invoice for a construction project in Egypt as yet outweighed an expected shift in sales from the first to the second half of the year. At March 31, 2004, orders on hand at this business unit amounted to €125.5 million (down from €139.1 million).

During Q1/2004, Vossloh Infrastructure Services generated sales of €33.8 million, down from €37.1 million chiefly on account of delays in contracting certain tram projects in France and Italy. At March 31, 2004, order backlog added up to €175.2 million (up from €168.2 million).

The Rail Infrastructure division's EBIT of €17.2 million was far short of the year-earlier €21.5 million; this latter, however, had included nonperiod income of €3.3 million.

Rail Infrastructure				
		03/31/2004	12/31/2003	03/31/2003
Working capital	€ mill.	135.8	132.7	126.9
Working capital ratio[1]	%	30.1	25.7	26.9
Fixed assets	€ mill.	285.9	285.7	278.2
Capital employed	€ mill.	421.7	418.4	405.1
ROCE[1]	%	16.4	20.0	21.2

[1] annualized

Motive Power's Q1/2004 sales of €72.8 million were 32.8 percent over the year-earlier €54.8 million. Most of the increase was ascribable to Vossloh Locomotives which during the period posted sales of €54.6 million (up from €32.1 million). It should be taken into account that these revenues are realized according to the percentage of completion (PoC) of the locomotives being built to customer specifications. Nonetheless, the rise in sales is due both to the higher number of locomotives delivered and the high level of work in process. At March 31, 2004, order backlog at the Locomotives business unit amounted to €281.9 million (down from €361.9 million). As to orders received, the €23.6 million exceeded Q1/2003's €13.8 million but was short of expectations due to delays and postponements on the part of some European state railways.

Motive Power			
		Q1/2004	Q1/2003
Net sales	€ mill.	72.8	54.8
EBITDA	€ mill.	4.5	(1.6)
EBIT	€ mill.	2.4	(3.7)
EBIT margin	%	3.3	(6.7)

Q1/2004 sales at Electrical Systems reached €17.2 million (down from €21.7 million); order intake surged from €17.5 million to €79.8 million, including a megacontract worth €69.6 million for installing the electric systems into 188 low-floor rigid and 40 low-floor articulated trolleybuses to be built by a Canadian company for use in Vancouver. The first shipments are destined for the latter half of 2005. At March 31, 2004, orders on hand amounted to €255.3 million.

At €2.4 million, Motive Power's EBIT was easily in excess of the year-earlier negative €3.7 million. It was Vossloh Locomotive's performance that chiefly brought about this improvement.

Motive Power				
		03/31/2004	12/31/2003	03/31/2003
Working capital	€ mill.	94.5	100.2	59.6
Working capital ratio[1]	%	32.4	29.8	27.2
Fixed assets	€ mill.	60.5	62.7	64.3
Capital employed	€ mill.	155.0	162.9	123.9
ROCE[1]	%	6.2	9.4	(11.9)

[1] annualized

At €12.6 million, Q1/2004 sales by Information Technologies were up by around 17.8 percent. The biggest single source of sales was the UIC Zugbus project involving the newest passenger information systems for German Rail's passenger cars. At present, some 50 are being refurbished each month with these Vossloh systems.

Information Technologies		Q1/2004	Q1/2003
Net sales	€ mill.	12.6	10.7
EBITDA	€ mill.	0.4	0.7
EBIT	€ mill.	0.1	0.4
EBIT margin	%	0.5	3.3

Invoice timing technicalities meant that EBIT at €0.1 million was short of the year-earlier €0.4 million.

Compared with December 31, 2003, working capital sank by €3.9 million because of reduced trade receivables. A lower level of prepayments received raised working capital from €4.8 million (March 31, 2003) to €7.0 million a year later.

Information Technologies		03/31/2004	12/31/2003	03/31/2003
Working capital	€ mill.	7.0	10.9	4.8
Working capital ratio[1]	%	13.9	17.8	11.2
Fixed assets	€ mill.	13.0	13.0	13.0
Capital employed	€ mill.	20.0	23.9	17.8
ROCE[1]	%	1.4	24.6	8.0

[1] annualized

Order intake during the period amounted to €5.1 million (down from €6.9 million), the decline chiefly due to a temporary stoppage in orders placed by Deutsche Bahn AG (German Rail).

Capital expenditures

Q1/2004 capital expenditures by the Vossloh Group totaled €5.8 million (up from €4.4 million).

Both Infrastructure Services (€1.6 million) and Switch Systems (€1.0 million) added to their tangible assets, in each instance over 50 percent for widening the existing capacities.

Additions to tangible assets			
		Q1/2004	Q1/2003
Rail Infrastructure	€ mill.	3.0	3.2
Motive Power	€ mill.	2.5	1.0
Information Technologies	€ mill.	0.3	0.2
Vossloh AG	€ mill.	0.0	0.0
Total	**€ mill.**	**5.8**	**4.4**

Research & development

R&D costs in Q1/2004 came to €2.2 million (up from €1.7 million). In addition, the Locomotives business unit had to capitalize €1.8 million Q1/2004 development input according to IAS 38 (up from €0.5 million). These figures do not include project-related development work whose costs are included in the cost of sales.

Most of the R&D work concerned the continuation of projects started in previous years: at Rail Infrastructure, further development of switch systems, rail fasteners and crossings for high-speed and heavy-load traffic were in the focus.

At Locomotives it was the ongoing development of high-duty diesel locomotives for cross-border traffic into Scandinavia. As planned, this unit also researched deeper into alternative propulsion systems and emission reduction methods. Electrical Systems priorities were testing alternative energy storage units and drive systems. Q1/2004 R&D efforts also again looked into systems for remote/online transmission of workshop service and diagnosis data.

Information Technologies R&D centered on the development of a passenger information system that uses electronic ink.

At March 31, 2004, the Vossloh Group had a workforce of 4,332 (up from 4,168), the 3.9 percent gain being chiefly due to the first-time inclusion of Vossloh Sp. z o.o. in the Rail Infrastructure division in Q2/2003.

Headcount at	03/31/2004	12/31/2003	03/31/2003
Rail Infrastructure	2,839	2,824	2,703
Motive Power	1,186	1,169	1,171
Information Technologies	274	271	268
Vossloh AG	33	31	26
Total	**4,332**	**4,295**	**4,168**

Q1/2004 saw a rise in personnel expenses by 3.4 percent to €54.0 million. Whereas like-for-like sales per capita (rounded) climbed appreciably from €43,500 to €45,900, personnel expenses per capita crept up only marginally from €12,400 to €12.500.

The ratio of payroll to added value during Q1/2004 rose from 63.6 to 75.7 percent, albeit the Q1/2003 added value did include nonrecurrent gains of €14.5 million. Excluding these, the Q1/2004 figure is 1.6 percentage points lower.

Group workforce trend and personnel expenses


54.0
52.2
4,314
4,211
Q1/2004
Q1/2003

Personnel expenses (€ million)

Quarterly average headcount

For all of 2004, the Group expects its EBIT to rise a good 5 percent to around €106 million, as projected, despite the nonrecurrence of the gains booked in 2003. Due to some delays in the placement of budgeted contracts, Vossloh at present cannot rule out that the €960 million sales targeted for 2004 will not quite be achieved. Group earnings are set to climb 2.5 percent to €56.9 million, equivalent to an EpS of around €3.90. ROCE should be just short of 16 percent, thus once more in excess of the corporate benchmark of 15 percent.

Inte
state
Marc



Consolidated income statement

for the three months (Q1) ended March 31, 2004

€ million	**Q1/2004**	Q1/2003
Net sales	198.2	183.2
Cost of sales	(159.0)	(146.9)
General administrative and selling expenses	(24.6)	(25.1)
R&D expenses	(2.2)	(1.7)
Other operating income/expenses, net	3.6	19.2
Operating result	**16.0**	**28.7**
Income from investments carried at equity	0.3	0.2
Earnings before interest and taxes (EBIT)	**16.3**	**28.9**
Net interest expense	(3.1)	(3.3)
Earnings before taxes (EBT)	**13.2**	**25.6**
Income taxes	(4.4)	(4.6)
Net income	**8.8**	**21.0**
Minority interests	(0.3)	(0.2)
Group earnings	**8.5**	**20.8**
Earnings per share (EpS)	€	€
Undiluted EpS	0.58	1.52
Fully diluted EpS	0.58	1.51

Consolidated statement of cash flows

for the three months (Q1) ended March 31, 2004

€ million	Q1/2004		Q1/2003	
Cash outflow/inflow from operating activities				
Group earnings		8.5		20.8
Adjustments to reconcile group earnings with cash outflow/inflow from operating activities				
Minority interests in net income	0.3		0.2	
Amortization/depreciation/write-down	5.8		5.7	
Change in deferred taxes	1.2		(0.4)	
Book gains/losses (netted) from the disposal of fixed assets	(2.2)		(16.2)	
Other noncash income/expenses (net)	0.0		(0.6)	
Change in deferred income	0.7		(0.7)	
Change in receivables	18.4		5.9	
Change in inventories	(18.5)		(23.4)	
Change in prepaid expenses & deferred charges	(6.9)		(1.0)	
Change in liabilities and accruals	13.0		(2.9)	
Total adjustments		**11.8**		**(33.4)**
Net cash provided by/(used in) operating activities		20.3		(12.6)
Cash inflow/outflow from investing activities				
Cash inflow from the disposal of intangible and tangible assets	5.0		0.2	
Cash inflow from the disposal of financial assets	0.1		0.0	
Cash outflow for intangible and tangible assets	(5.8)		(4.4)	
Cash outflow for financial assets	(0.1)		(0.8)	
Cash outflow for short-term securities	(0.5)		(3.8)	
Cash inflow from the disposal of investments	0.0		48.4	
Net cash (used in)/provided by investing activities		(1.3)		39.6
Cash outflow/inflow from financing activities				
Net borrowings through note-based finance	(1.1)		0.4	
Net finance from short-term credits	(15.3)		(37.6)	
Net finance from medium- and long-term loans	(3.3)		3.6	
Net cash (used in)/provided by financing activities		(19.7)		(33.6)
Net outflow of cash & cash equivalents		(0.7)		(6.6)
Cash & cash equivalents at beginning of period		24.1		35.7
Cash & cash equivalents at end of period		23.4		29.1

Assets

€ million	03/31/2004	12/31/2003	03/31/2003
Total noncurrent assets	**398.7**	**398.5**	**407.3**
Intangible assets	273.1	272.8	268.2
Tangible assets	84.9	87.9	82.9
Investment properties	7.0	7.1	7.1
Financial assets	10.3	9.8	21.1
shares in unconsolidated subsidiaries	1.0	1.0	7.1
investments carried at equity	1.2	0.9	1.3
other investments and long-term securities	5.6	5.5	7.5
long-term loans	2.5	2.4	5.2
Total fixed assets	**375.3**	**377.6**	**379.3**
Sundry noncurrent assets	7.1	5.7	5.7
Deferred tax assets	16.3	15.2	22.3
Total current assets	**484.7**	**479.3**	**471.9**
Inventories	176.7	158.1	161.0
Trade receivables	232.5	257.8	226.9
Due from subsidiaries and investees	3.9	3.3	2.9
Sundry current assets	45.9	34.2	45.4
Short-term securities	2.3	1.8	6.6
Cash & cash equivalents	23.4	24.1	29.1
	883.4	**877.8**	**879.2**

Equity & liabilities

€ million	03/31/2004	12/31/2003	03/31/2003
Group equity	**306.9**	**297.6**	**256.3**
Capital stock	37.4	37.4	36.8
Additional paid-in capital	37.8	37.8	29.5
Treasury stock	(1.1)	(1.1)	(15.5)
Reserves retained from earnings	167.7	167.5	132.3
Undistributed group profit	55.5	0.0	52.7
Group earnings	8.5	55.5	20.8
Accumulated other comprehensive income (OCI)	(4.8)	(5.1)	(4.9)
Minority interests	5.9	5.6	4.6
Noncurrent liabilities and accruals	**211.1**	**211.2**	**210.4**
Noncurrent financial debts	134.9	138.2	140.5
Other noncurrent liabilities	6.3	6.4	14.5
Pension accruals	18.7	18.5	18.9
Other noncurrent accruals	40.3	39.6	27.3
Deferred tax liabilities	10.9	8.5	9.2
Current liabilities and accruals	**365.4**	**369.0**	**412.5**
Current financial debts	54.3	70.8	91.5
Trade payables	154.3	152.3	167.7
Due to unconsolidated subsidiaries and investees	3.9	3.0	2.9
Sundry current liabilities	95.9	83.0	95.0
Current accruals	57.0	59.9	55.4
	883.4	**877.8**	**879.2**

Statement of changes in equity

€ million	Capital stock	Additional paid-in capital	Treasury stock	Reserves retained from earnings	Undistrib-uted group profit	Group earnings	Accumulated OCI	Minority interests	Total
Balance at 1/1/2003	**36.8**	**29.5**	**(15.5)**	**132.3**	**0.3**	**52.4**	**(4.6)**	**4.8**	**236.0**
Carryover to new account					52.4	(52.4)			0.0
Net income for Q1/2003						20.8		0.2	
Accumulated OCI							(0.3)	(0.4)	
Comprehensive income						20.8	(0.3)		20.5
Minority interests								(0.2)	(0.2)
Balance at 3/31/2003	**36.8**	**29.5**	**(15.5)**	**132.3**	**52.7**	**20.8**	**(4.9)**	**4.6**	**256.3**
Dividend payment					(17.2)			(0.5)	(17.7)
Transfer to reserves retained from earnings				35.5	(35.5)				0.0
Changes through initial consolidation				(0.3)					(0.3)
Capital increase from ESOP	0.6	3.9							4.5
Sale of treasury stock		4.4	14.4						18.8
Net income for Q2–Q4/2003						34.7		1.6	
Accumulated OCI							(0.2)	(0.1)	
Comprehensive income						34.7	(0.2)		34.5
Minority interests								1.5	1.5
Balance at 12/31/2003	**37.4**	**37.8**	**(1.1)**	**167.5**	**0.0**	**55.5**	**(5.1)**	**5.6**	**297.6**
Carryover to new account					55.5	(55.5)			0.0
Changes through deconsolidation				0.2					0.2
Net income for Q1/2004						8.5		0.3	
Accumulated OCI							0.3	0.0	
Comprehensive income						8.5	0.3		8.8
Minority interests								0.3	0.3
Balance at 3/31/2004	**37.4**	**37.8**	**(1.1)**	**167.7**	**55.5**	**8.5**	**(4.8)**	**5.9**	**306.9**

(1) Introduction

The consolidated interim financial statements as of March 31, 2004, were for the first time prepared in euro (€) in accordance with the International Financial Reporting Standards (IFRS) effective at the balance sheet date, the year-earlier comparatives having been determined and adjusted accordingly. The quarterly financial statements meet all requirements of German Accounting Standard ("GAS") No. 6 issued by the German Accounting Standards Committee ("GASC").

(2) Consolidation group

Vossloh's consolidated financial statements encompass the financial statements of Vossloh AG and principally all its subsidiaries.

In comparison to December 31, 2003, one subsidiary left the consolidation group, which brings the number of fully consolidated companies to 40. After Nordic Track Services AB discontinued its business operations, only one investee remains to be carried at equity while another 24 companies and joint ventures are included pro rata.

Due to their minor significance to the Group's net assets, financial position and results of operations, an unchanged 21 subsidiaries were not included in the consolidated financial statements although Vossloh AG directly or indirectly held the majority of voting rights at the balance sheet date.

Swedish Rail Systems AB, Ystad, Sweden, a company newly acquired in 2004, has not yet been included in the consolidation group

(3) Changed accounting principles

In comparison with Vossloh's consolidated financial statements as of December 31, 2003, which were based on US GAAP, the initial application of the IFRS has mainly resulted in the following changed accounting for certain technicalities:

(3.1) Development costs

According to FAS 2, development costs not related to a job or contract had previously been expensed in the period when incurred. Pursuant to IAS 38, development costs must be capitalized as intangible assets if and when the Vossloh Group derives economic benefits from the manufacture of the newly developed products and the cash outflow for the development can be reliably estimated. Such capitalized development costs are amortized by straight-line charges over their estimated useful life.

(3.2) Write-up of tangible assets

The rules of FAS 121 and 141 prohibited the write-up of tangible assets if made to reverse any previous write-down due to the discontinuance of the reasons for such write-down. In contrast, IAS 36 strictly requires that tangible assets be written up to the depreciated cost before write-down.

(3.3) Manufacturing contracts

Under the previous GAAP, the percentage-of-completion (PoC) method was applied only to long-term manufacturing contracts (extending over more than 1 year). In contrast, the provisions of IAS 11 require that all manufacturing or construction contracts with customers be accounted for according to their PoC, notwithstanding their term or duration. Previously, profits from manufacturing contracts not accounted for according to their PoC were not realized until after final delivery or acceptance of the entire contract or billable milestones (completed-contract method). Applying the PoC method even to these manufacturing contracts means that part of the profit is reconized in line with contract progress wherever total revenue, total cost and PoC can be reliably determined.

(3.4) Accruals for employee benefits

Under the terms of IAS/IFRS as well as US GAAP, the projected unit credit (PUC) method must be applied to account for employee benefits. Both sets of GAAP permit the nonrecognition in net income of actuarial gains and losses unless and until outside a specified corridor, defined as a percentage of total obligatory employee benefits. However, under IFRS 1, *First-Time Adoption of International Financial Reporting Standards*, a company may elect to recognize all cumulative actuarial gains and losses at the date of transition to IFRS rules and thus accrue the full defined benefit obligations to employees even if it adopts the corridor approach for later actuarial gains and losses. This accounting option has been exercised and, therefore, the opening balance sheet as of January 1, 2003, does not reflect any unamortized actuarial gains or losses, the pension and related accruals hence corresponding to the full amount of benefit obligations to employees.

(3.5) Acquisitions

In the scope of its transition to the IFRS, Vossloh has applied the recently published IFRS 3, *Business Combinations*, which requires any badwill to be released to, and recognized in, net income. According to FAS 141, badwill should be offset against the carrying amounts of certain acquired noncurrent assets.

The goodwill stated according to US GAAP differs from goodwill disclosed in conformity with the IFRS in that the IFRS adjustments impact on the equity of acquired businesses as of the date of acquisition. Applying IFRS 3 also means that—just as under US GAAP—goodwill is not amortized but tested at least once annually for impairment. The application of IFRS 3 has not entailed any necessity for Vossloh to make any additional adjustments for goodwill remeasurement in future periods.

(4) Reconciliation statement

Due to the adjustment of the restated prior-year comparatives, the first-time application of the IFRS has resulted in differences between (i) the year-earlier balances of the Group's equity and earnings as based on IFRS and (ii) the corresponding balances determined according to US GAAP for the same periods.

In the statement of reconciliation, the year-earlier comparatives were determined as if the IFRS had always been applied. The resultant differences between the carrying amounts in the US GAAP-based consolidated balance sheet as of December 31, 2002, and those in the IFRS-based opening balance sheet as of January 1, 2003, were recognized in, and only in, the reserves retained from earnings.

In accordance with IFRS 1, *First-time Adoption of International Financial Reporting Standards*, the table below reconciles the Group's total equity under US GAAP to that determined on an IFRS basis:

€ million	Note	12/31/2003	03/31/2003	01/01/2003
Total equity according to US GAAP		**297.9**	**259.1**	**238.6**
capitalization of development costs	4.1	0.4	(0.9)	0.0
write-up of tangible assets	4.2	0.8	1.3	1.5
PoC accounting for manufacturing contracts	4.3	6.2	8.5	8.4
accruals for employee benefits	4.4	(0.7)	(1.8)	(2.1)
acquisitions	4.5	(3.4)	(4.0)	(4.1)
all other adjustments		(1.7)	(1.9)	(2.1)
tax effects of adjustments	4.6	(1.9)	(4.0)	(4.2)
total equity according to IFRS		**297.6**	**256.3**	**236.0**

The effects of adjustments to IFRS on group earnings have been tabled below:

€ million	Note	01/01–12/31/2003	01/01–03/31/2003
Group earnings based on US GAAP		**55.0**	**21.1**
capitalization of development costs	4.1	0.4	(0.9)
write-up of tangible assets	4.2	(0.7)	(0.2)
PoC accounting for manufacturing contracts	4.3	(2.1)	0.1
accruals for employee benefits	4.4	0.4	0.4
acquisitions	4.5	0.0	0.1
tax effects of adjustments	4.6	2.5	0.2
Group earnings based on IFRS		**55.5**	**20.8**

(4.1) Development costs

The capitalization and amortization of development costs result in a different periodic allocation and distribution of development expenditures. This line covers development costs incurred in connection with the manufacture of locomotives.

(4.2) Write-up of tangible assets

Adding the write-up of tangible assets in the opening balance sheet to reverse previous write-downs increases the level of depreciation in future periods.

(4.3) PoC method

Adopting the PoC method also toward those manufacturing contracts which according to US GAAP would not be and had not been accounted for on a PoC basis entails sales and profits being realized earlier. Pretax profits of €8.4 million from contractual work in process were recognized in the opening balance sheet as of January 1, 2003, but not in the income statement. For all of fiscal 2003, this meant a €2.1 million lower IFRS-based EBT than according to US GAAP since profit recognition has thus been deferred into another period. This amount includes effects on the elimination of intercompany P/L and sales-related provisions.

(4.4) Accruals for employee benefits

The increase in accruals for employee benefits to the full level of these obligations, which has been recognized in the IFRS opening balance sheet, decreases equity and downscales to zero the amortization of actuarial gains and losses, thus resulting in lower pension expense in future periods.

(4.5) Acquisitions

The capital consolidation of Kiepe, a group acquired in late 2002, has produced in the IFRS opening balance sheet as of January 1, 2003, a difference of €4.1 million in comparison to the US GAAP-based balance. This difference is largely attributable to the higher equity as of acquisition date of the companies taken over since applying the PoC method raised their equity and thus also goodwill; see also Note (4.3) to PoC accounting.

The difference of a total €3.4 million as shown in the equity reconciliation as of December 31, 2002, covers an 0.6 million increase in the IFRS-based equity from the capital consolidation of Vossloh Skamo Sp. z o.o. The goodwill, which according to US GAAP had been offset against noncurrent assets, has now been recognized in the reserves retained from earnings in conformity with IFRS 3.

(4.6) Tax effects

This caption reflects all tax effects of the aforesaid adjustments to IFRS. A tax rate of 40 percent underlay the calculation of deferred taxes for German companies, while the applicable local tax rate was used abroad.

(5) Cash flow statement

This statement shows the changes in the Vossloh Group's cash and cash equivalents, these including checks, cash on hand, as well as cash in banks if maturing within three months or less. The year-earlier quarter's cash flows from operating, investing and financing activities as disclosed in the cash flow statement were affected by the transition from US GAAP to IFRS to an insignificant extent only.

(6) Earnings per share

Analysis of EpS:

		Q1/2004	Q1/2003
Weighted average number of shares		14,603,687	13,688,083
Dilutive shares from stock options under the ESOP and LTIP		25.373	85,159
Fully diluted weighted average number of shares		14,629,060	13,773,242
Group earnings	€ mill.	8.5	20.8
Undiluted (basic) EpS	**€**	**0.58**	**1.52**
Fully diluted EpS	€	0.58	1.51

(7) Segment information

For reporting purposes, the Vossloh Group's primary segments are defined by its identifiable three operating divisions. Rail Infrastructure comprises the Vossloh Switch Systems, Vossloh Fastening Systems and Vossloh Infrastructure Services business units (BUs). Motive Power is a division that encompasses the Vossloh Locomotives, Vossloh Electrical Systems and Vossloh Services BUs. Information Technologies subsumes the development and marketing of operations management, passenger information and planning systems as well as signals engineering. The production companies' geographical focus is on Germany and France; in addition, the Group has manufacturing and sales companies in another 26 countries. The accounting methods of all segments are identical. Financial segment information is presented before consolidation.

(8) Other disclosures

In comparison to December 31, 2003, the Group's contingent liabilities—chiefly under guaranties, suretyships and from the collateralization of third-party debts—shrank by €2.5 million to €6.5 million.

Segment information		Rail Infrastructure	Motive Power	Information Technologies	Intermediate holding company/ consolidation	Rail Technology	H.O./ consolidation	Group
Net sales								
Q1/2004	€ mill.	112.7	72.8	12.6	0.0	198.1	0.1	198.2
Q1/2003	€ mill.	117.9	54.8	10.7	(0.3)	183.1	0.1	183.2
Amortization/depreciation/write-down								
Q1/2004	€ mill.	3.0	2.1	0.3	0.1	5.5	0.3	5.8
Q1/2003	€ mill.	2.9	2.1	0.3	0.0	5.3	0.4	5.7
Net interest result								
Q1/2004	€ mill.	(1.9)	(1.3)	(0.1)	(2.9)	(6.2)	3.1	(3.1)
Q1/2003	€ mill.	(3.2)	(1.1)	(0.1)	(1.5)	(5.9)	2.6	(3.3)
EBIT								
Q1/2004	€ mill.	17.2	2.4	0.1	(0.5)	19.2	(2.9)	16.3
Q1/2003	€ mill.	21.5	(3.7)	0.4	(0.5)	17.7	11.2	28.9
EBT								
Q1/2004	€ mill.	15.3	1.1	0.0	(3.4)	13.0	0.2	13.2
Q1/2003	€ mill.	18.3	(4.8)	0.3	(2.0)	11.8	13.8	25.6
Net earnings/(deficit) [1]								
Q1/2004	€ mill.	9.2	1.1	0.0	(1.9)	8.4	0.1	8.5
Q1/2003	€ mill.	10.6	(2.9)	0.1	(1.0)	6.8	14.0	20.8
Capital expenditures (tangibles)								
Q1/2004	€ mill.	3.0	2.5	0.3	0.0	5.8	0.0	5.8
Q1/2003	€ mill.	3.2	1.0	0.2	0.0	4.4	0.0	4.4
Capital employed								
3/31/2004	€ mill.	421.7	155.0	20.0	243.4	840.1	(228.4)	611.7
12/31/2003	€ mill.	418.4	162.9	23.9	243.8	849.0	(228.8)	620.2
Total assets								
3/31/2004	€ mill.	553.5	309.0	39.7	248.9	1,151.1	(267.7)	883.4
12/31/2003	€ mill.	572.7	276.9	47.6	241.6	1,138.8	(261.0)	877.8
Quarterly average headcount								
Q1/2004		2,829	1,183	270	0	4,282	32	4,314
Q1/2003		2,754	1,165	266	0	4,185	26	4,211

[1] Before P&L transfer

Vossloh AG's boards	
Executive Board	Burkhard Schuchmann, Chairman Milagros Caiña-Lindemann Werner Andree
Supervisory Board	Dipl.-Vwt. Dr. rer. pol. Karl Josef Neukirchen, former CEO of mg technologies ag, Bad Homburg, Chairman
	Dipl.-Kfm. Dr. Jürgen Blume, sworn public auditor and tax accountant,Bad Bentheim, Vice-Chairman
	Wolfgang Klein, galvanizer, Werdohl
	Wilfried Köpke, engineering designer, Kiel
	Peter Langenbach, lawyer, Wuppertal
	Dr. Anselm Raddatz, lawyer, Düsseldorf

Financial diary 2004	
Annual stockholders' meeting	June 3, 2004
Dividend payment	June 4, 2004
Publication of interim reports	
as of June 30	July 27, 2004
as of September 30	October 26, 2004
Press conference	December 9, 2004
Meeting with DVFA analysts	December 9, 2004

Financial diary 2005	
Publication of financial information 2004	March 2005
Press conference	March 2005
Meeting with DVFA analysts	March 2005
Annual stockholders' meeting	May 25, 2005

Investor Relations	
Contact	Christiane Konrad
Email	investor.relations@ag.vossloh.com
Phone	(+49-2392) 52-249
Fax	(+49-2392) 52-264

Vossloh stock details	
ISIN	DE0007667107
Traded at:	Xetra, Düsseldorf, Frankfurt, Berlin,
	Bremen, Hamburg, Hannover
	Stuttgart, Munich
Index:	MDAX
No. of shares (3/31/2004):	14,603,687
Stock price (3/31/2004):	€43.58
1Q/2004 high/low:	€47.68/€41.13
Reuters code:	VOSG.F
Bloomberg code:	VOS GF
Proposed cash dividend:	€1.30

www.vossloh.com

Vossloh AG
Vosslohstrasse 4 · 58791 Werdohl · Germany
P.O. Box 1860 · 58778 Werdohl · Germany

Phone (+49-2392) 52-0
Fax (+49-2392) 52-219



Annual stockholders' meeting

Vossloh AG
Werdohl, Germany

ISIN: DE 000 766 710 7

We hereby invite our stockholders to attend the

annual stockholders' meeting

to be held on May 27, 2003, at 10:30 AM, in Düsseldorf, Congress Center Ost (CCD), Stockumer Kirchstrasse, Germany.

Agenda

1. Presentation of the adopted separate financial statements, the approved consolidated financial statements, the management report on Vossloh AG and the Group, and the Supervisory Board report for the fiscal year 2002

2. Profit appropriation

The Executive and Supervisory Boards propose to appropriate the net earnings shown for fiscal 2002 at €339,254,720.48 by distributing a cash dividend of €1.20 per share and to transfer €322,000,000 to the reserves retained from earnings. Since the dividend-bearing capital stock amounts to €34,993,028.54, the cash dividend distribution will total €16,425,699.60. The retained earnings of €829,020.88 remaining after deduction of the proposed cash dividend distribution and transfer to reserves will be carried over.

Pursuant to Art. 71b German Stock Corporation Act ("AktG"), Company-owned treasury shares do not rank for dividend. If the number of treasury shares held by the Company when the annual stockholders' meeting adopts the resolution on the appropriation of net earnings increases or decreases from the number owned when the Executive Board proposed the profit appropriation, the cash dividend distribution proratable to such difference in treasury shares accordingly decreases or increases the cash dividend total distributable to the stockholders, the profit carryover rising or falling by the same amount.

3. Vote on the official approval of the Executive Board's acts and omissions in fiscal 2002

The Executive and Supervisory Boards propose that such approval be granted for 2002.

4. Vote on the official approval of the Supervisory Board's acts and omissions in fiscal 2002

The Executive and Supervisory Boards propose that such approval be granted for 2002.

5. Election of statutory auditor for the fiscal year 2003

The Supervisory Board proposes that BDO Deutsche Warentreuhand AG,

6. Vote on the amendment to Art. 10 of the bylaws (Composition of the Supervisory Board), as well as to Art. 11(1) clause 2 and Art. 15(1) of the bylaws

In the course of the various acquisitions and divestments related to the Vossloh Group´s realignment, the number of German employees of the Vossloh Group has fallen below the threshold of 2,000 employees. Therefore, pursuant to Art. 97 AktG, the Executive Board initiated the codetermination status proceedings in order for the composition of the Company´s Supervisory Board to be declared no longer subject to the provisions of the Codetermination Act 1976. No objections under the terms of Art. 98(1) AktG were filed with the Local Court of Registration within one month after publication of the headcount status in the German Federal Gazette ("Bundesanzeiger"). Consequently, the number of Supervisory Board members is thenceforth solely governed by the provisions of the Stock Corporation Act, according to which, in conjunction with the regulations of the Industrial Constitution Act 1952, the Supervisory Board must be composed at one-third of employee representatives. Management believes that six Supervisory Board members in total will suffice to efficiently and properly perform the board´s functions and duties. Agenda item 6.1 proposes the pertinent amendment to the bylaws. The amendments to Art. 11(1) (agenda item 6.2) and Art. 15(1) (agenda item 6.3) of the bylaws are attributable to the fact that Supervisory Board composition is no longer governed by the Codetermination Act.

The Executive and Supervisory Boards propose to the annual stockholders´ meeting to resolve

6.1 THAT Art. 10(1) of the bylaws regarding the composition of the Supervisory Board, which now reads,

"(1) The Supervisory Board´s composition shall be governed by the law."

be amended to read as follows:

"(1) The Supervisory Board shall have six members. Its composition shall be governed by the provisions of the Industrial Constitution Act 1952 and the Stock Corporation Act."

6.2 THAT Art. 11(1) clause 2 of the bylaws, which now reads,

"At this Supervisory Board meeting, over which initially the oldest stockholder representative on the Supervisory Board (in terms of age) shall preside, the Supervisory Board shall elect from among its members, in accordance with the procedure prescribed by the German Codetermination Act ("MitbestG") and for a period equaling the Supervisory Board´s term of office,

(a) one chairman and one vice-chairman,
(b) the additional two members of the slate submittal committee as defined in Art. 27(3) MitbestG."

be amended to read as follows:

"At this Supervisory Board meeting, over which initially the oldest stockholder representative on the Supervisory Board (in terms of age) shall preside, the Supervisory Board shall elect from among its members for a period equaling the Supervisory Board´s term of office, one chairman and one vice-chairman."

6.3 THAT Art. 15(1) of the bylaws, which now reads,

"(1) Apart from the slate submittal committee mentioned in Art. 11(2)(b), the Supervisory Board may appoint further committees from among its members and, to the extent permitted by the law, delegate certain powers of decision to such committees."

be amended to read as follows:

"(1) The Supervisory Board may appoint committees from among its members and, to the extent permitted by the law, also delegate certain powers of decision to such committees."

7. Vote of the election of a new Supervisory Board

As explained in agenda item 6, the Executive Board initiated pursuant to Art. 97 AktG the statutory codetermination status proceedings. Under the terms of Art. 97(2) clause 4 AktG, the office of the previous Supervisory Board members will expire at the close of the annual stockholders' meeting on May 27, 2003. Therefore, since Vossloh AG's future Supervisory Board will comprise only six members as from the effective date of the amended bylaws yet to be voted on (cf. agenda item 6), the four stockholder representatives on the Supervisory Board must be newly elected by the stockholders' meeting, while the two employee representatives on the Supervisory Board will be elected by the employees in accordance with the Industrial Constitution Act 1952 ("BetrVG 1952").

The Supervisory Board proposes that the stockholders' meeting elect

Dr. rer. pol. Karl Josef Neukirchen, Bad Homburg, CEO of mg technologies ag

Dipl.-Kfm. Dr. Jürgen Blume, Bad Bentheim, sworn public auditor and tax adviser

Peter Langenbach, Wuppertal, lawyer

Dr. Anselm Raddatz, Düsseldorf, lawyer

as stockholder representatives on the Supervisory Board. The election will not take effect until after the amendment to Art. 10(1) of the bylaws has been entered in the Commercial Register, according to which the Supervisory Board consists of six members.

8. Rescission of the Executive Board's authority of June 25, 1998, to increase the capital stock (authorized capital) and new authorization to increase the capital stock (new authorized capital), amendments to the bylaws

Pursuant to Art. 4(2) of the bylaws, Vossloh AG's authorized capital will expire June 24, 2003. It is proposed that new authorized capital be created whose utilization is authorized up to May 26, 2008. However, the previously granted scope shall be extended for a capital increase in exchange for contributions in kind to cover the authority to exclude the stockholders' statutory subscription right for up to an aggregate €9,000,000. With a view to ensuring a smooth authority renewal and replacement of the current by the new authorized capital, the Executive and Supervisory Boards propose the resolutions quoted in 8.1 and 8.2 below to be passed. The amendments proposed in agenda subitems 8.3 and 8.4 refer to the wording of the bylaws due to the new authorized capital, while that put forward in 8.5 will authorize the Supervisory Board to simplify the amendment procedures for merely wording-related adjustments in connection with the authorized capital.

The Executive and Supervisory Boards propose that the stockholders' meeting resolve

8.1 Rescission of the authorized capital
"THAT the previous authority conferred by the stockholders' meeting upon the Executive Board pursuant to Art. 4(2) of Vossloh AG's bylaws, viz. to raise the Company's capital stock, after first obtaining the Supervisory Board's consent, on or before June 24, 2003, by an aggregate total of €18,406,507.72 through one or several issues of new shares of common stock and/or nonvoting preferred stock in exchange for contributions in cash or in kind (authorized capital), is hereby rescinded. This rescission is subject to the condition that the new authorized capital take effect."

8.2 Creation of new authorized capital
THAT, in order to create new authorized capital, Art. 4(2) of Vossloh AG's bylaws be amended to read as follows:

"(2) The Executive Board is authorized to increase the Company's capital stock, after first obtaining the Supervisory Board's consent, on or before May 26, 2008, by an aggregate total of €18,406,507.72 through one or several issues of new shares of common stock and/or nonvoting preferred stock in exchange for contributions in cash or in kind (authorized capital).

To the extent that nonvoting preferred stock is issued within the authorized capital, such stock shall carry the preferential right to cumulative dividends and, as an optional prerogative, a noncumulative incremental dividend. Any subsequently issued shares of preferred stock may be declared in respect of the distribution of profits and corporate assets to rank pari passu with the nonvoting preferred stock which has been issued when first utilizing the authorized capital or any part thereof.

The stockholders shall be granted a subscription right.

(a) The Executive Board is authorized, subject to the Supervisory Board's prior approval, to exclude fractions from the subscription right as well as, provided that bearer shares of common and nonvoting preferred stock are issued concurrently after the first-time (partial) utilization of authorized capital by issuing nonvoting preferred stock, to exclude the right of holders of stock of either class to subscribe for stock of the other stock class.

(b) The Executive Board is further authorized, after first obtaining the Supervisory Board's approval, to also exclude the subscription right to the extent required to grant to holders of warrants from a warrant bond issue which has been or will be floated by Vossloh AG or any of its (directly or indirectly) wholly owned subsidiaries the right to subscribe for new stock to the extent to which they would be entitled upon exercise of their option rights under the warrant bonds.

(c) Moreover, the Executive Board is authorized, when exercising the authority to raise the capital stock (authorized capital), with the Supervisory Board's prior approval to exclude the stockholders' statutory subscription right once or several times for an aggregate maximum of €3,579,043.17 provided that (i) the new stock is issued against cash contributions and (ii) the new stock's issue price is not significantly below that of already listed same-class stock.

(d) In addition, the Executive Board is authorized, when exercising the authority to raise the capital stock (authorized capital), with the Supervisory Board's prior approval, to decide on whether to exclude the stockholders' statutory subscription right once or several times for an aggregate maximum of €9,000,000 if new stock is issued against contribution in kind. The Executive Board is authorized, subject to the Supervisory Board's prior consent, to stipulate all further details of the capital increase, as well as the terms and conditions of stock issuance."

8.3 THAT Art. 5(2) clause 1 of the bylaws, which now reads,

"(2) To the extent and provided that, based on the authorization by the annual stockholders' meeting of June 28, 1994, and with the Supervisory Board's consent, the Executive Board raises the Company's capital stock by issuing new preferred stock, the preference rights detailed upon issuance in accordance with Art. 25(3) of these Bylaws attach to the nonvoting preferred stock."

be amended to read as follows:

"(2) To the extent and provided that, based on the authorization by the annual stockholders' meeting of May 27, 2003, and with the Supervisory Board's consent, the Executive Board raises the Company's capital stock by issuing new preferred stock, the preference rights detailed upon issuance in accordance with Art. 25(3) of these Bylaws attach to the nonvoting preferred stock."

8.4 THAT Art. 25(3) subclause 1 of the bylaws, which now reads,

"(3) Provided that, by virtue of the authorization by the annual stockholders' meeting of June 25, 1998, the Executive Board has increased, after first obtaining the Supervisory Board's approval, the Company's capital stock by issuing shares of nonvoting preferred stock, ..."

be amended to read as follows:

"(3) Provided that, by virtue of the authorization by the annual stockholders' meeting of May 27, 2003, the Executive Board has increased, after first obtaining the Supervisory Board's approval, the Company's capital stock by issuing shares of nonvoting preferred stock,..."

8.5 THAT the Supervisory Board be authorized to adjust the wording of Art. 4 of the bylaws (i) whenever the increase in capital stock has been implemented (whether wholly or in part) by utilizing

the authorized capital and (ii) if the authorized capital has not or not fully be utilized by May 26, 2008, after expiration of the authorized period.

9. Authorization to acquire treasury stock

The current authority conferred by the annual stockholders' meeting of May 28, 2002, to acquire shares of treasury stock will expire November 27, 2003 (the "Current Authority"). It is proposed that the authority be extended for the period ending November 26, 2004.

The Executive and Supervisory Boards propose that the following resolution be passed:

Pursuant to Art. 71(1)(8) AktG, the Company is authorized after expiration of the Current Authority (which will expire November 27, 2003), to acquire on or before November 26, 2004, treasury stock equivalent to an aggregate maximum of ten percent of Vossloh AG's capital stock. The price paid for such shares may neither be five percent below, nor more than five percent above, the average Vossloh stock price as quoted at the closing auction of the XETRA trade (or any successor system in lieu of and replacing the XETRA system) at the Frankfurt Stock Exchange during the five trading days preceding the treasury stock acquisition date.

In addition, the Executive Board is authorized, after first obtaining the Supervisory Board's approval, to dispose of such treasury shares in a form other than (i) through a stock market or (ii) by offering them to all Vossloh stockholders, however, always provided that the previously acquired shares of treasury stock are sold at a price that is not significantly below the stock market price then current for same-class Vossloh stock. This authority is confined, including the Current Authority under the terms of Art. 4 (2)(c) of the Company's bylaws, to an aggregate maximum of ten percent of Vossloh AG's capital stock. The applicable stock purchase price for the purposes of the preceding clause shall be the average Vossloh stock price as quoted during the closing auction of the XETRA trade (or any successor system in lieu of and replacing the XETRA system) at the Frankfurt Stock Exchange during the five trading days preceding the sale of such shares.

The Executive Board is further authorized, subject to the Supervisory Board's consent, to sell and transfer to third parties any such repurchased stock in the scope of business combinations or M&A transactions, or when acquiring other companies or any equity interest therein.

Furthermore, the Executive Board is authorized to redeem treasury stock with the Supervisory Board's approval, however, without requiring another vote by the stockholders' meeting.

Executive Board report to the stockholders' meeting on agenda item 8 pursuant to Art. 203(2)(2) AktG in conjunction with Art. 186 par. 3(4) and par. 4(2) AktG

The Executive Board has submitted the following report on agenda item 8 pursuant to Art. 203(2)(2) AktG in conjunction with Art. 186 par. 3(4) and par. 4(2) AktG for detailing the reasons why the statutory subscription right may be excluded and why the Executive Board should be authorized to exclude the stockholders' statutory subscription right if and when the Company utilizes any authorized capital to increase the capital stock.

This Executive Board report will be available (in German language) in the Company's offices as from the date of invitation to, as well as at the place and date of, the annual stockholders' meeting for inspection by the stockholders. On request, any stockholder may promptly obtain a free copy of this report, whose highlights are as follows:

Agenda item 8 proposes that the Executive Board be authorized to increase the Company's capital stock, after first obtaining the Supervisory Board's consent, on or before May 26, 2008, by an aggregate total of €18,406,507.72 through one or several issues of new shares of common stock and/or nonvoting preferred stock in exchange for contributions in cash or in kind (authorized capital); this authority empowers the Executive Board after prior approval from the Supervisory Board, to exclude to an agreed extent the stockholders´ statutory subscription rights.

(a) The Executive Board´s authority to exclude any fractions from the stockholders´ subscription right will ensure a practicable subscription ratio and thus facilitate the capital increase. The freely available fractions excluded from the stockholders´ subscription right will be sold to third parties at the market,

whether via a stock exchange or otherwise.

The authority to stockholders of either class of stock from subscribing for stock of the other stock class if shares of common and nonvoting preferred stock are issued concurrently with due regard to the existing stock class ownership ratio, has been granted in order to maintain the ownership ratio of either stock class in relation to the total.

(b) Moreover, stockholders may be excluded from subscribing for new stock in order to provide dilution protection for, and safeguard the rights of, option holders. Antidilutive privileges may include that option holders are granted either a reduced warrant price or a subscription right. Which of the two alternatives appears appropriate will be decided by management in due course prior to utilizing any authorized capital. Lest the Executive Board´s discretion be a priori confined to the alternative of reducing the warrant price, it is common practice to exclude stockholders from subscribing for new stock to the extent required to allow warrant holders to subscribe for new stock inasmuch as they would be entitled upon exercise of their option rights under the warrant bonds prior to the resolution on the capital increase.

(c) Moreover, it has been proposed in agenda item 8 that the Executive Board, with the Supervisory Board's prior approval, may exclude the stockholders' statutory subscription right if the new stock is issued at a price that is not significantly below that of already listed same-class stock at the time at which the issue price is finally determined. This authority to exclude subscription rights is permitted under the terms of Arts. 203(1)(1) and 186(3)(4) AktG. The authority to exclude subscription rights in the scope of the Company´s authorized capital is limited to an aggregate €3,579,043.17, which corresponds to 9.7 percent of the current capital stock and thus below the statutory 10-percent ceiling.

The option of excluding the statutory subscription right under the terms of Arts. 203(1)(1) and 186(3)(4) AktG is in Vossloh AG´s best interests in that, when issuing new stock, the best possible issue price is obtained. The subscription right exclusion option permitted by law enables management to respond promptly, flexibly and efficiently to the then prevailing stock market situation, thus strengthening the equity base in the best possible way in the interests of both the Company and all its stockholders. By refraining from the mostly time-consuming and costly processing of subscription rights, not only additional investor groups from home and abroad can be attracted but also demand for equity can be quickly satisfied by taking advantage of suddenly surfacing market opportunities. This option of capital increases on the best possible terms and conditions without any significant markdown for subscription rights is of particular importance to Vossloh AG in allowing the Company to respond within rapidly changing business fields and new market environments to opportunities as and when they are offered, and this may call for additional capital at short notice.

The conditions provided by Arts. 203(1)(1) and 186(3)(4) AktG safeguard fairly the stockholders´ ownership and voting interests when authorized capital is utilized, while subscription rights are excluded since the new stock´s issue price will be fixed with due regard to the market price of already traded stock and may hence not be significantly below the current stock market quotation.

Since all shares so far issued by Vossloh AG are listed for official trading at German stock exchanges and a sufficient proportion of the total stock is free-floating, it may safely be assumed that stockholders wanting to maintain their ownership percentage can acquire additional shares via the stock market when authorized capital is utilized.

Vossloh AG will inform its stockholders by appropriate means whenever authorized capital is about to be utilized.

(d) Finally, the proposed authorization of the Executive Board includes the right, when exercising the authority to raise the capital stock (authorized capital), with the Supervisory Board's prior approval, to decide on whether to exclude the stockholders' statutory subscription right once or several times for an aggregate maximum of €9,000,000 if new stock is issued against contribution in kind.

Vossloh AG intends to further sharpen and hone its competitive edge also through selective acquisitions. In connection with Vossloh AG´s acquisition strategy, the proposed authority, if granted, will be used to take advantage of the opportunities offered in this respect by the ratio decidendi of the German Federal Court of Justice ("BGH") ruling of June 23, 1997, re II ZR 132/93 (the so-called Siemens/Nold judgment). The Federal Court then held in its decision that extrinsic corporate expansion

projects which involve the acquisition of companies or equity interest therein in exchange for new stock issued by the acquiring corporation require, as a rule, swift and prompt decisions, especially in transactions where the acquiree insists on receiving acquirer stock in consideration of the transfer and in lieu of cash payment. Therefore, the projects whose transaction or implementation by the Executive Board is proposed for authorization may, according to the Federal Court ruling in the aforesaid case, be paraphrased and notified to the stockholders' meeting in abstract and generalized form.

In view of the above Federal Court ruling, the Executive and Supervisory Boards unanimously regard the proposal as justified that, by creating authorized capital issuable against contributions in kind, the Executive Board be authorized after first obtaining the Supervisory Board's consent to decide on excluding the stockholders' statutory subscription right. This authority will enable Vossloh AG to implement its acquisition policy by taking over specific suitable stakes or enterprises not only on cash terms but also against contributions in kind in exchange for Vossloh stock. The increased volume of the proposed authorization from €3,579,043.17 to €9,000,000 offers the Company added latitude in utilizing the authorized capital for M&A transactions. German and, in particular, international equity investment practice has shown that the owners of attractive target companies often insist on being granted stock of the acquirer in takeover transactions that involve entire companies or any interest therein. In order to be able to acquire such enterprise or any stake therein, Vossloh AG must be in a position to increase its capital stock against contributions in kind while excluding the stockholders' subscription rights. In view of the mostly complex M&A transactions, a capital increase is required short term as management's prompt response to an acquisition opportunity in order to prevail over potential rival acquirers, and authorized capital is therefore the only basis for swift decisions.

The extent to which the subscription rights of stockholders are proposed for exclusion when authorizing new capital corresponds to a good 24 percent of the Company's current capital stock and is, at the proposed volume of €9,000,000, quite moderate. The envisaged discretion is needed by Vossloh AG to enact its expansion policy through select equity investments, and thus cement its competitive position.

Whenever takeover candidates are identified, the Executive Board will in each specific case carefully weigh the pros and cons of exercising this authority to raise the Company's capital stock while concurrently excluding the stockholders' subscription rights; the Executive Board will not opt for the subscription exclusion unless the takeover project meets the (abstract) criteria set forth in this report to the stockholders' meeting and unless the acquisition in exchange for Vossloh stock is also in the best interests of the Company. The Supervisory Board will only give its requisite consent to the utilization of authorized capital if these conditions are met. The Executive Board will report on the acquisitive use of such authorized capital utilized at the stockholders' meeting following Vossloh stock issuance.

Executive Board report to the stockholders' meeting on agenda item 9 pursuant to Art. 71(1)(8) AktG in conjunction with Art. 186 paras. 3(4) and 4(2) AktG

The Executive Board has submitted the following report on agenda item 9 pursuant to Art. 71(1)(8) AktG in conjunction with Art. 186 paras. 3(4) and 4(2) AktG for detailing the reasons why the statutory subscription right may be excluded and why the Executive Board should be authorized to exclude the stockholders' statutory subscription right if and when the Company sells any shares of treasury stock.

This Executive Board report will be available (in German language) in the Company's offices as from the date of invitation to, as well as at the place and date of, the annual stockholders' meeting for inspection by the stockholders. On request, any stockholder may promptly obtain a free copy of this report, whose gist and tenor are:

Agenda item 9 proposes that the Company be authorized pursuant to Art. 71(1)(8) AktG, after expiration of the Current Authority, to acquire on or before November 26, 2004, treasury stock up to an aggregate ten percent of the capital stock. The Current Authority granted by the stockholders' meeting of May 28, 2002, for the statutory maximum period of 18 months will expire November 27, 2003. The proposed reauthorization will enable Vossloh AG for an additional period expiring November 26, 2004, to benefit from a stock repurchase in the best interests of both the Company and its stockholders. In view of the considerable potential increase in stock price in the wake of stock repurchase, it would make good sense for Vossloh AG to likewise be able to flexibly use such a tool. In fiscal 2002, the Current Authority has partly been exercised. The Executive Board believes that the option created by the reauthorization to acquire treasury stock offers attractive opportunities for Vossloh AG's

stockholders by raising the Vossloh stock price for a sustained period of time. The proposed reauthorization will enable the Company to exercise this option in the future, too.

The authority to acquire treasury stock is limited by the provisions of Art. 71(2) AktG. Consequently, the renewed authority lapses ipso jure provided and to the extent that the Current Authority is exercised to acquire treasury stock and the shares thus repurchased are neither sold nor redeemed and withdrawn.

The proposed authorization provides that the Executive Board, after first obtaining the Supervisory Board's approval, may sell the acquired treasury shares also in a form other than (i) through a stock market or (ii) by offering them to all Vossloh stockholders, however, always provided that the previously acquired shares of treasury stock are sold at a price that is not significantly below the stock market price then current for same-class Vossloh stock. The applicable stock purchase price for the purposes of this clause shall be the average Vossloh stock price as quoted during the closing auction of the XETRA trade (or any successor system in lieu of and replacing the XETRA system) at the Frankfurt Stock Exchange during the five trading days preceding the sale of such shares. The selling price of treasury stock will be fixed shortly before the disposal of such treasury stock.

The option offered by the proposed reauthorization to exclude the stockholders' statutory subscription by applying the provisions of Art. 186(3)(4) AktG mutatis mutandis is destined to offer the Company the opportunity, for instance, to sell treasury shares to institutional investors or to float stock at international exchanges. Moreover, new investor groups can thus be attracted in Germany and abroad. The possibility of excluding subscription rights offers management the latitude required for promptly and cost-effectively seizing upcoming stock market opportunities for the placement of Vossloh stock without the need for any time-consuming and costly processing of subscriptions. Including the authority pursuant to Art. 4(2)(c) of Vossloh AG's bylaws, the authority is confined to an aggregate maximum of ten percent of the Company's capital stock. If disposed of in any way other than via a stock market or by offer to all Vossloh stockholders, the acquired shares of treasury stock may only be sold at a price that is not significantly below the stock market price then current for same-class Vossloh stock.

The stock repurchase on the basis of the proposed authorization is, moreover, meant to give Vossloh AG the scope and resources needed to flexibly and efficiently take action in acquiring other enterprises, for instance, by using treasury stock in certain cases in exchange for equity interests in businesses. When determining the pricing ratios, the Executive Board will ensure that the reasonable interests of Vossloh stockholders are duly respected. While, as a rule, the pricing of the treasury stock to be swapped and transferred will be based on stock market quotations, the Company will not insist that the treasury stock price be hinged to quoted prices, in particular, lest negotiations be put at risk due to stock price swings.

The ownership and voting interests of Vossloh stockholders will be adequately respected when treasury stock is sold to third parties although the subscription right of stockholders is excluded under the terms of Art. 71(1)(8) AktG.

Deposit of stock

Such stockholders will be entitled to participate in, and exercise their voting rights at, the annual stockholders' meeting as on or before May 20, 2003, have deposited, and left there until the close of the annual stockholders' meeting, their stock with our company, a German notary public, any securities clearing & deposit bank, or any other of the banks listed below:

Deutsche Bank AG
Bankgesellschaft Berlin AG
Commerzbank AG
M.M.Warburg Bank

Shares of stock may also be effectively deposited with any other bank if held in custody by such other bank with any aforesaid depositary's consent and blocked until the close of the annual stockholders' meeting.

If the shares of stock are deposited with a German notary public or a securities clearing & deposit bank, we kindly ask that the pertinent custody receipt be received by our company on or before May 22,

2003. Stockholders may also appoint a proxy to exercise their voting right at the stockholders' meeting by issuing a power of attorney to e.g. a bank or association of stockholders. As a special service for our stockholders' convenience, a general proxy has been appointed who will ensure the exercise of the voting rights of, in accordance with instructions issued by, stockholders at the meeting. Stockholders who deposit their shares with the Company or a bank will automatically receive a form for the power of attorney along with instructions where details of the proxies' authorization and their exercise of voting rights on behalf of stockholders are explained. These proxies are strictly bound by the written instructions of each stockholder when exercising the voting right on behalf of their respective principals.

Werdohl, April 2002

The Executive Board

Annual stockholders' meeting

Vossloh AG
Werdohl, Germany

ISIN: DE 000 766 710 7

We hereby invite our stockholders to attend the

annual stockholders' meeting

to be held on June 3, 2004, at 10:30 AM, in Düsseldorf, Congress Center Ost (CCD), Stockumer Kirchstrasse, Germany.

Agenda

(1) Presentation of the adopted separate financial statements, the approved consolidated financial statements, the management report on Vossloh AG and the Group, and the Supervisory Board report for the fiscal year 2003

(2) Appropriation of net earnings

The Executive and Supervisory Boards propose to appropriate the net earnings shown for fiscal 2003 at €19,066,293.45 by distributing a cash dividend of €1.30 per share and to carry forward €81,500.35. Since the dividend-bearing capital stock amounts to €37,333,733.00, the cash dividend distribution will total €18,984,793.10.

Pursuant to Art. 71b German Stock Corporation Act ("AktG"), Company-owned treasury shares do not rank for dividend. If the number of treasury shares held by the Company when the annual stockholders' meeting adopts the resolution on the appropriation of net earnings increases or decreases from the number owned when the Exec-utive Board proposed the profit appropriation, the cash dividend distribution proratable to such difference in treasury shares accordingly decreases or increases the total cash dividend distributable to the stockholders, the profit carryforward rising or falling by the same amount. Where applicable, a modified profit appropriation proposal will be submitted to the stockholders' meeting for voting.

(3) Vote on the official approval of the Executive Board's acts and omissions in fiscal 2003

The Executive and Supervisory Boards propose that such approval be granted for 2003.

(4) Vote on the official approval of the Supervisory Board's acts and omissions in fiscal 2003

The Executive and Supervisory Boards propose that such approval be granted for 2003.

(5) Election of statutory auditor for the fiscal year 2004

The Supervisory Board proposes that BDO Deutsche Warentreuhand AG, Wirtschaftsprüfungsgesellschaft, Essen branch, be elected statutory auditor of Vossloh AG and the Group for fiscal 2004.

(6) Authorization to acquire treasury stock

The current authority conferred by the annual stockholders' meeting of May 27, 2003, to acquire shares of treasury stock will expire November 26, 2004 (the "Current Authority"). It is proposed that the authority be extended for the period ending December 2, 2005. The Executive and Supervisory Boards propose that the following resolution be passed:

Pursuant to Art. 71(1)(8) AktG, the Company is authorized after expiration of the Current Authority (which will expire November 26, 2004), to acquire on or before December 2, 2005, treasury stock equivalent to an aggregate maximum of ten percent of Vossloh AG's capital stock. The price paid for such shares may neither be five percent below, nor more than five percent above, the average Vossloh stock price as quoted at the closing auction of the XETRA trade (or any successor system in lieu of and replacing the XETRA system) at the Frankfurt Stock Exchange during the five trading days preceding the treasury stock acquisition date.

In addition, the Executive Board is authorized, after first obtaining the Supervisory Board's approval, to dispose of such treasury shares in a form other than (i) through a stock market or (ii) by offering them to all Vossloh stockholders, however, always provided that the previously acquired shares of treasury stock are sold at a price that is not significantly below the stock market price then current for same-class Vossloh stock. This authority is confined, including the Current Authority under the terms of Art. 4 (2)(c) of the Company's bylaws, to an aggregate maximum of ten percent of Vossloh AG's capital stock. The applicable stock purchase price for the purposes of the preceding clause shall be the average Vossloh stock price as quoted during the closing auction of the XETRA trade (or any successor system in lieu of and replacing the XETRA system) at the Frankfurt Stock Exchange during the five trading days preceding the sale of such shares.

The Executive Board is further authorized, subject to the Supervisory Board's consent, to sell and transfer to third parties any such repurchased stock in the scope of business combinations or M&A transactions, or when acquiring other companies or any equity interest therein.

Furthermore, the Executive Board is authorized to redeem treasury stock with the Supervisory Board's approval, however, without requiring another vote by the stockholders' meeting.

(7) Direct-control and profit & loss transfer agreement between Vossloh Rail Technology GmbH and Vossloh AG

Vossloh AG as tax group parent and Vossloh Rail Technology GmbH (registered at the Local Court of Altena under
C/R no. HRB 925) as controlled subsidiary signed on April 5, 2004, a direct-control and P&L transfer agreement (the "Agreement").
Vossloh AG has owned all of the shares in Vossloh Rail Technology GmbH, both at the time the Agreement was executed and the general meetings of either company
voted in favor of its execution.

The gist and tenor of the Agreement are essentially as follows:

- Management and direction

The controlled subsidiary defers to the tax group parent's authority and direction and will conduct its business solely as instructed by the tax group parent, however, without prejudice to the personal liability and responsibility of the controlled subsidiary's management board members in matters relating to compliance with legal requirements.

- Right to information and inspection

The tax group parent is entitled anytime to inspect the controlled subsidiary's books and business records. In addition, the controlled subsidiary's management is obligated to provide information about business affairs and transactions, and report on business trends and developments, to its tax group parent.

- Profit transfer

The controlled subsidiary agrees to transfer its entire profit, determined in accordance with the applicable provisions of the German Commercial Code ("HGB"), to the tax group parent while abiding by AktG regulations.

To the extent that sound judgment justifies so for business reasons, the controlled subsidiary may transfer part of its net income to the reserves retained from earnings.

The transfer of any amounts from pre-Agreement retained earnings or from the release of other reserves retained from pre-Agreement earnings is excluded. Other reserves retained from earnings during the life of the Agreement shall be released if and when so required by the tax group parent and either applied to offset any net loss or transferred as profit.

- Loss absorption

In accordance with AktG provisions, the tax group parent is obligated to absorb any such additional net loss incurred during the life of the Agreement as has not been or could not be offset by the retransfer from reserves which have been retained from earnings while the Agreement has been in force and effect.

- Term and termination

The Agreement has a minimum initial life of five years, commencing with the year in which the Agreement has been entered into the Commercial Register. Consequently, any notice of termination given by either party will not take effect prior to December 31, 2008. Unless terminated, the Agreement is extended and will continue for another fiscal year of the controlled subsidiary, however, without prejudice to either party's right to terminate the Agreement with immediate effect if for good cause by applying the provisions of Art. 297(1) AktG mutatis mutandis. For the purposes of the Agreement, good and sufficient cause includes (without being limited to) (i) the pending merger or split-up of the controlled subsidiary, (ii) the pending transformation of the controlled subsidiary into a legal form that cannot be a controlled subsidiary, (iii) the transfer to others of any stake in the tax group parent, (iv) the loss by the tax group parent of all or the majority of the voting rights in the controlled subsidiary, (v) the shutdown or even closedown of the controlled subsidiary's operations, whether actually occurring or impending on the grounds of a judicial, governmental, municipal or other official order, and (vi) any case where fulfillment by the tax group parent of its obligation to absorb the controlled subsidiary's losses would be critical to its own survivability as a going concern.

The Executive and Supervisory Boards propose that the following resolution be adopted:

The direct-control and P&L transfer agreement executed on April 5, 2004, by and between Vossloh AG and Vossloh Rail Technology GmbH is approved.

As from the date of the invitation to the annual stockholders' meeting, the following documents are available
for stockholder inspection at the offices of Vossloh AG
and Vossloh Rail Technology GmbH (both located at
Vosslohstrasse 4 in 58791 Werdohl, Germany):

- In German language: the direct-control and P&L transfer agreement executed on April 5, 2004, by and between Vossloh AG and Vossloh Rail Technology GmbH, as well as the joint report issued by Vossloh AG's Executive Board and Vossloh Rail Technology GmbH's Management Board pursuant to Art. 293a AktG, also executed on April 5, 2004;

- the annual financial statements and management reports for the preceding three fiscal years of Vossloh AG (in English and German) and Vossloh Rail Technology GmbH (in German only).

The aforementioned documents will also be available at the annual stockholders' meeting. On request, any stockholder may immediately obtain a free copy thereof.

(8) Authorization to issue Vossloh AG stock options to officers and executives under a

relaunch of the Long-Term Incentive Plan ("LTIP"); creation of authorized but unissued capital ("contingent capital") for the relaunched LTIP; vote on the stock options issued to officers and executives under the current LTIP; redefinition of the authorized but unissued capital pursuant to Art. 4(5) of the bylaws

The Executive and Supervisory Boards propose that the following resolution be passed:

(a) The Executive Board is authorized, subject to the Supervisory Board's consent, to issue on or before May 31, 2009, under a Long-Term Incentive Plan ("LTIP 2004") relaunch (which may be repeated in several tranches) stock options to officers, executives and other managerial staff of the Company and its subsidiaries and group companies (as defined in Arts. 15 et seq. AktG), such options entitling their holders to subscribe for up to 720,000 shares in the aggregate. To the extent that stock options have been issued under the LTIP 1998 (i.e., the Long-Term Incentive Plan approved by the annual stockholders' meeting of June 25, 1998) which, prior to the effective date of the subject authorization, have neither been exercised and thus resulted in the issuance of stock, nor lapsed and become forfeited (collectively the "Prior Options"), such Prior Options are counted toward the total authorized as aforesaid. Any Prior Options lapsing subsequent to the effective date of the subject authorization will not be offset against the authorized total. The waiver of any Prior Options shall not be construed to be a lapse within the meaning of the two preceding clauses as the LTIP 1998 terms and conditions (especially those governing option exercise) continue to apply to such Prior Options. To the extent that stock options held under the LTIP 2004 by eligible staff of Grade A1, A2, B or C (as hereinbelow defined) have lapsed, the corresponding number of new stock options may be issued to eligible same-grade staff within the authorized plan term. The waiver of stock options shall not be deemed a lapse for the purposes of the preceding clause. The Supervisory Board will be responsible for the grant of stock options to members of the Executive Board, the latter being responsible for the grant of stock options to other managerial staff of Vossloh AG and to officers and executives of subsidiaries and group companies (as defined by Arts. 15 et seq. AktG). The terms and conditions set out below shall govern the grant of stock options:

Four management grades are entitled to participate in the LTIP 2004: Grade A1 covers Vossloh AG's Executive Board members, Grade A2 the Group Executives. Grade B comprises tier 1 management of Vossloh AG as well as the management board members of subsidiaries in which Vossloh AG owns a minimum interest of 95 percent. Grade C includes tier 1 management (other than Grade B) of Vossloh AG's divisions. All told, around 70 executives qualify for the LTIP. The aggregate total of 720,000 stock options breaks down into the following maximums per grade: (i) 170,000 options for Grade A1 LTIP participants, (ii) 30,000 options for Grade A2, (iii) 260,000 options for Grade B, and (iv) 260,000 options for Grade C staff.

The grant of stock options is contingent on the LTIP participants' own prior investment: to be granted options under any one LTIP tranche, eligible staff must have purchased Vossloh shares from their own private funds. Each such share entitles to ten stock options. For each grade, the following upper and lower limits apply to the prior investment under the LTIP, the minimum/maximum for Grade A1 and Grade A2 participants being €25,500/€51,000 each; that for Grade B €5,100/€25,500; and that for Grade C staff €5,100/€12,700. The aforesaid investment limits as prerequisites to the participation in an LTIP may be adjusted accordingly for a better utilization of the option quota available to each grade, thus avoiding or reducing unutilizable fractions.

Stock options may only be subscribed for and issued during the two-week period succeeding Vossloh AG's annual accounts press conference, annual stockholders' meeting, semiannual report, and Q3 report. Every stock option entitles its holder to acquire one Vossloh share at the strike price, which equals the average Vossloh stock price as quoted at the closing auction of the XETRA trade (or any successor system in lieu of and replacing the XETRA system) at the Frankfurt Stock Exchange during the five trading days preceding option issuance.

The subscription rights may only be exercised (whether wholly or in part) during the three years succeeding a two-year qualifying period as from the end of the subscription period; even during this three-year period, option exercise is confined to the two weeks succeeding Vossloh AG's annual accounts press conference, annual stockholders' meeting, semiannual report, and Q3 report. Furthermore, option exercise is conditional on the absolute benchmark being achieved, viz. that the Vossloh stock price—as quoted anytime during the day of exercise (or, if Vossloh stock is not traded on

such day, on the succeeding trading day) at the XETRA trade (or any successor system in lieu of and replacing the XETRA system) of the Frankfurt Stock Exchange—exceeds the strike price by 12.5 percent or more (25 percent or more in the case of a Grade A1 or A2 LTIP participant). Another prerequisite to option exercise is the achievement of a relative benchmark, viz. the Vossloh stock price must at least have risen since the option issuance date at the rate presented by the MDAX. Moreover, options granted to Vossloh AG's Executive Board members (A1) may only be exercised if the option holder is still a member of Vossloh AG's Executive Board at the option exercise date.

In the event that any extraordinary, unforeseeable uptrend occurs when Vossloh AG's Executive Board members (Grade A1) wish to exercise their stock options under the LTIP 2004, the Supervisory Board is authorized to adequately limit or restrict this exercise and reserve the right, for instance, to reasonably confine stock option exercisability or cap the unpredictable advantage from option exercise by fairly raising the strike price.

To the extent that the Company reacquires treasury stock under the authority to be conferred upon the Executive Board as proposed in agenda item (6) or under any comparable authority in future years, the Supervisory Board (where Vossloh AG's Executive Board members are affected) or the Executive Board (if the remaining LTIP participant grades are involved) will decide on an adjustment of the strike price in order to avoid stock options eventually being in-the-money precisely because of the very acquisition of treasury stock. The Executive Board is authorized, after first obtaining the Supervisory Board's approval, to fix all further details of the LTIP. However, where Vossloh AG's Executive Board members are affected, such LTIP details will be stipulated by the Supervisory Board. These additional details include (without being limited to) (i) the provisions governing the technical and procedural implementation of stock option subscription and exercise, the allocation of options within each grade of eligible LTIP participants, the amendment of LTIP terms and conditions upon any future capital increase or the creation of conversion and option rights, the introduction of holding periods for stock acquired in exchange for an option (where applicable), and (ii) rules for the treatment of stock options when the exercise period has expired and when option holders go into retirement, separate from Vossloh AG or their Vossloh employer company through termination of employment or by death, as well as (iii) procedures to be adopted when a subsidiary whose management or other executives participate in the LTIP ceases to be part of the Vossloh Group.

(b) Merely as a formal precaution, the issuance in 1998, 2000 and 2002 to officers and other managerial staff of 317,590, 370,670 and 154,580 stock options, respectively, granted under the LTIP which was approved by the June 25, 1998 annual stockholders' meeting is hereby approved. Out of the total options issued, 551,610 have lapsed, another 198,380 have been, and 92,850 not yet been, exercised.

(c) Except as already exerted, the current authority conferred by the annual stockholders' meeting of June 25, 1998, to issue stock options to officers and other executives under a long-term incentive plan is canceled, as is the authorized but unissued capital under the terms of Art. 4(5) of the bylaws. These two cancellations will not take effect unless and until the new authorization for the LTIP relaunch according to agenda subitem 8(a) hereinabove, the new contingent capital according to agenda subitem 8(d) hereinbelow, as well as the amendment to the bylaws pursuant to agenda subitem 8(e) below have taken effect.

(d) The Company's capital is conditionally raised by an aggregate €1,840,650.77 by issuing up to 720,000 bearer shares of common stock in order to grant stock options to the eligible staff specified in 8(a) of this resolution, as well as to implement the option rights already issued to, and according to its terms and conditions still exercisable by, eligible staff under the LTIP which had been resolved by the annual stockholders' meeting of June 25, 1998 (the "LTIP 1998"). Such shares will be issued at the strike price specified in 8(a) of this resolution or, where options granted under the LTIP 1998 are exercised, at the strike price thereunder stipulated. As from the fiscal year in which they are created by option exercise, the newly issued shares rank for the dividend for the fiscal year on whose distribution the annual stockholders' meeting votes in the succeeding year. The contingent capital increase is implemented only to the extent that stock options are granted and their holders exercise them. The Executive Board is authorized, with the Supervisory Board's consent, to specify all further details of the contingent capital increase and its implementation.

(e) Art. 4(5) of the bylaws is amended and restated as follows:

"(5) The Company's capital has been conditionally raised by €1,840,650.77 by issuing 720,000 bearer shares of common stock. This contingent capital increase is implemented only to the extent that the holders of stock options granted to officers, executives and other managerial staff under the respective long-term incentive plan (LTIP) as authorized by the annual stockholders' meetings of June 25, 1998, and June 3, 2004, exercise their options. As from the fiscal year in which they are created by option exercise, the newly issued shares rank for the dividend for the fiscal year on whose distribution the annual stockholders' meeting votes in the succeeding year."

(9) Authorization to issue stock options under a relaunch of the Employee Stock Option Program ("ESOP"); creation of authorized but unissued capital ("contingent capital") for the relaunched ESOP and redefinition of the current authorized but unissued capital; amendment of Art. 4(4) of the bylaws

The Executive and Supervisory Boards propose that the following resolution be adopted:
(a) The Executive Board is authorized, subject to the Supervisory Board's consent, to issue under an Employee Stock Option Program ("ESOP 2004") relaunch (to be repeated annually) stock options to employees resident in Germany of Vossloh AG and its subsidiaries and group companies (as defined in Arts. 15 et seq. AktG), such options entitling their holders to subscribe for up to 150,000 shares in the aggregate. To the extent that stock options have been issued under the ESOP 1998 (i.e., the Employee Stock Option Program approved by the annual stockholders' meeting of June 25, 1998) which, prior to the effective date of the subject authorization, have neither been exercised and thus resulted in the issuance of stock, nor lapsed and become forfeited (collectively the "Prior Options"), such Prior Options are counted toward the total authorized as aforesaid. Any Prior Options lapsing subsequent to the effective date of the subject authorization will not be offset against the authorized total. The waiver of any Prior Options shall not be construed to be a lapse within the meaning of the two preceding clauses as the ESOP 1998 terms and conditions (especially those governing option exercise) continue to apply to such Prior Options. To the extent that stock options held under the ESOP 2004 by eligible employees have lapsed, the corresponding number of new stock options may be issued within the authorized ESOP term. The waiver of stock options shall not be deemed their lapse for the purposes of the preceding clause.

The terms and conditions set out below shall govern the grant of stock options: All employees resident in Germany of Vossloh AG and its subsidiaries and group companies (as defined in Arts. 15 et seq. AktG) may participate in an ESOP if, when stock options are issued, they have been employed by their company for at least 12 months and are not under notice, unless they are staff eligible for an LTIP as defined in agenda item 8. The grant of stock options is contingent on the ESOP participants' own prior investment: to be granted options under any one ESOP tranche, eligible staff must have purchased Vossloh shares with their own private funds, at a total minimum market price of around €500 and a maximum of about €1,000. Each such share entitles to three stock options.

Stock options may only be subscribed for and issued during the two-week period succeeding Vossloh AG's annual accounts press conference, annual stockholders' meeting, semiannual report, and Q3 report. Every stock option entitles its holder to acquire one Vossloh share at the strike price, which equals the average Vossloh stock price as quoted at the closing auction of the XETRA trade (or any successor system in lieu of and replacing the XETRA system) at the Frankfurt Stock Exchange during the five trading days preceding option issuance.

The subscription rights may only be exercised (whether wholly or in part) during the three years succeeding a two-year qualifying period as from the end of the subscription period; even during this three-year period, option exercise is confined to the two weeks succeeding Vossloh AG's annual accounts press conference, annual stockholders' meeting, semiannual report, and Q3 report.

Option exercise is conditional on that the Vossloh stock price—as quoted anytime during the day of exercise (or, if Vossloh stock is not traded on such day, on the succeeding trading day) at the XETRA trade (or any successor system in lieu of and replacing the XETRA system) of the Frankfurt Stock Exchange—either exceeds the strike price by 4 percent or more, or has shown a performance equal to or better than the MDAX's.

The Executive Board is authorized, after first obtaining the Supervisory Board's approval, to fix all further details of the ESOP. These additional details include (without being limited to) (i) the provisions

governing the technical and procedural implementation of stock option subscription and exercise, the precise determination of the employees' own prior investment and the allocation of options, the amendment of ESOP terms and conditions upon any future capital increase or the creation of conversion and option rights, the introduction of holding periods for stock acquired in exchange for an option (where applicable), and (ii) rules for the treatment of stock options when the exercise period has expired and when option holders go into retirement, separate from Vossloh AG or their Vossloh employer company through termination of employment or by death, as well as (iii) procedures to be adopted when a subsidiary whose workforce participates in the ESOP ceases to be part of the Vossloh Group.

(b) Except as already exerted, the current authority conferred upon the Executive Board (but subject to the Supervisory Board's prior approval) by the annual stockholders' meeting of June 25, 1998, to issue stock options to employees under an ESOP is canceled, as is the authorized but unissued capital under the terms of Art. 4(4) of the bylaws. These two cancellations will not take effect unless and until the new authorization for the ESOP relaunch according to agenda subitem 9(a) hereinabove (ESOP 2004), the new contingent capital according to agenda subitem 9(c) hereinbelow, as well as the amendment to the bylaws pursuant to agenda subitem 9(d) below have taken effect.

(c) The Company's capital is conditionally raised by an aggregate €383,468.91 by issuing up to 150,000 bearer shares of common stock in order to grant stock options to the eligible employees specified in 9 (a) of this resolution, as well as to implement the option rights already issued to, and according to its terms and conditions still exercisable by, eligible employees under the ESOP which had been resolved by the annual stockholders' meeting of June 25, 1998 (the "ESOP 1998"). Such shares will be issued at the strike price specified in 9(a) of this resolution or, where options granted under the LTIP 1998 are exercised, at the strike price thereunder stipulated. As from the fiscal year in which they are created by option exercise, the newly issued shares rank for the dividend for the fiscal year on whose distribution the annual stockholders' meeting votes in the succeeding year. The contingent capital increase is implemented only to the extent that stock options are granted and their holders exercise them. The Executive Board is authorized, with the Supervisory Board's consent, to specify all further details of the contingent capital increase and its implementation.

(d) Art. 4(4) of the bylaws is amended and restated as follows:

"(4) The Company's capital has been conditionally raised by €383,468.91 by issuing 150,000 bearer shares of common stock. This contingent capital increase is implemented only to the extent that the holders of stock options granted to employees under the respective employee stock option program (ESOP) as authorized by the annual stockholders' meetings of June 25, 1998, and June 3, 2004, exercise their options. As from the fiscal year in which they are created by option exercise, the newly issued shares rank for the dividend for the fiscal year on whose distribution the annual stockholders' meeting votes in the succeeding year."

Report of the Executive Board on agenda item 6 pursuant to Art. 71(1)(8) AktG in conjunction with Art. 186(3)(4) and (4)(2) AktG

The Executive Board has submitted the following report on agenda item 6 pursuant to Art. 71(1)(8) AktG in conjunction with Art. 186 par. 3(4) and par. 4(2) AktG for detailing the reasons why the statutory subscription right may be excluded and why the Executive Board should be authorized to exclude the stockholders' statutory subscription right if and when the Company sells any shares of treasury stock.

This Executive Board report will be available in the Company's offices as from the date of invitation to, as well as at the place and date of, the annual stockholders' meet-ing for inspection by the stockholders. On request, any stockholder may promptly obtain a free copy of this report, which reads as follows:

Agenda item 6 proposes that the Company be authorized pursuant to Art. 71(1)(8) AktG, after expiration of the Current Authority, to acquire on or before December 2, 2005, treasury stock up to an aggregate ten percent of the capital stock. The Current Authority granted by the stockholders' meeting of May 27, 2003, for the statutory maximum period of 18 months will expire November 26, 2004. The proposed reauthorization will enable Vossloh AG for an additional period expiring December 2, 2005, to exploit the advantages linked to a stock repurchase in the best interests of both the Company and its stockholders. In view of the considerable potential increase in stock price in the wake of stock

repurchase, it would make good sense for Vossloh AG to flexibly have such an instrument at its command. In fiscal 2003, the Current Authority had been exercised to some extent.

The Executive Board believes that the option created by the reauthorization to acquire treasury stock again offers attractive opportunities for Vossloh AG's stockholders by raising the Vossloh stock price for a sustained period of time. The proposed reauthorization will enable the Company to exercise this option in the future, as and when it sees fit.

The authority to acquire treasury stock is limited by the provisions of Art. 71(2) AktG. Consequently, the renewed authority lapses ipso jure provided and to the extent that the Current Authority is exercised to acquire treasury stock and the shares thus repurchased are neither sold nor redeemed and withdrawn.

The proposed authorization provides that the Executive Board, after first obtaining the Supervisory Board's approval, may sell the acquired treasury shares also in a form other than (i) through a stock market or (ii) by offering them to all Vossloh stockholders, however, always provided that the previously acquired shares of treasury stock are sold at a price that is not significantly below the stock market price then current for same-class Vossloh stock. The applicable stock purchase price for the purposes of this clause shall be the average Vossloh stock price as quoted during the closing auction of the XETRA trade (or any successor system in lieu of and replacing the XETRA system) at the Frankfurt Stock Exchange during the five trading days preceding the sale of such shares. The selling price of treasury stock will be fixed shortly before the disposal of such treasury stock.

The option offered by the proposed reauthorization to exclude the stockholders' statutory subscription by analogously applying the provisions of Art. 186(3)(4) AktG is destined to offer the Company the opportunity, for instance, to sell treasury shares to institutional investors or to float stock at international exchanges. Moreover, new investor groups can thus be attracted in Germany and abroad. The possibility of excluding subscription rights offers management the latitude required for promptly and cost-effectively seizing upcoming stock market opportunities for the placement of Vossloh stock without the need for any time-consuming and costly processing of subscriptions. Including the authority pursuant to Art. 4(2)(c) of Vossloh AG's bylaws, the authority is confined to an aggregate maximum of ten percent of the Company's capital stock. If disposed of in any way other than via a stock market or by offer to all Vossloh stockholders, the acquired shares of treasury stock may only be sold at a price that is not significantly below the stock market price then current for same-class Vossloh stock.

The stock repurchase on the basis of the proposed authorization is, moreover, meant to give Vossloh AG the scope and resources needed to flexibly and efficiently take action in acquiring other enterprises, for instance, by using treasury stock in certain cases in exchange for equity interests in businesses. When determining the pricing ratios, the Executive Board will ensure that the reasonable interests of Vossloh stockholders are duly respected. While, as a rule, the pricing of the treasury stock to be swapped and transferred will be based on stock market quotations, the Company will not insist that the treasury stock price be hinged to quoted prices, in particular, lest negotiations be put at risk due to stock price swings.

The financial as well as the voting interests of Vossloh stockholders will be adequately respected when treasury stock is sold to third parties although the subscription right

of stockholders is excluded under the terms of Art. 71(1)(8) AktG.

Executive Board report on agenda items 8 and 9

One of the keys to corporate success is to recruit and retain highly skilled and qualified employees and executives. In line with the longstanding practice in other countries, major German stock corporations have for several years now offered their officers and employees the opportunity to share in both their employer's equity and performance.
As a consequence, the ties are tightened between officers/ employees, on the one hand, and the Company, on the other, while additional incentives are established by allowing officers/employees to reap the rewards or corporate success as reflected in rising stock prices.

As early as 1998, Vossloh AG had already considered this compensation concept (expressly recognized

by German legislation that amended the Stock Corporation Act by enacting KonTraG, the Act on Corporate Control & Transparency) by launching two stock option plans, viz. an employee stock option program (ESOP) and, for officers and other managerial staff, a long-term incentive plan (LTIP). Both stock option plans, which require all participants to invest money of their own in Vossloh stock and thus expose them right from the start to the Vossloh stock price trends, have so far proved to be an essential element of Vossloh's pay system and are to be continued, albeit with minor modifications: these include benchmarking to the Vossloh stock price at XETRA, the conversion from DM to round euro amounts, certain changes in the wording of terms and conditions, etc. The sums of authorized but unissued capital which have been earmarked for the two stock option plans at the same levels as approved by the 1998 annual stockholders' meeting will supersede the currently authorized contingent capital pursuant to Art. 4(4) and (5) of Vossloh AG's bylaws.

The annual stockholders' meeting of June 25, 1998, approved the launch of the LTIP 1998 for officers and other managerial staff, as well as the corresponding authorized but unissued capital under the terms of Art. 4(5) of the bylaws. Options to subscribe for Vossloh stock were granted in 1998, 2000, and 2002, under the LTIP to officers, executives and other managerial staff. Out of the total options issued, 551,610 have lapsed, another 198,380 have been, and 92,850 not yet been, exercised. A small number of legal experts have recently maintained that the issuance of stock options to executives under SOPs may not be authorized for a period in excess of five years. Moreover, the wording of the authorization failed to unambiguously state that lapsed stock options are reissuable under the authority. Given that uncertainty, the LTIP relaunch proposed by the Executive and Supervisory Boards for voting is limited to five years and expressly states that lapsed stock options may be reissued under the authority; however, the waiver of such options may not be construed as their lapse since the authorized but unissued capital earmarked for this purpose is unutilized and hence available for new stock options. Notwithstanding the authorization of an LTIP relaunch and merely as a precautionary formality, the stock options issued under the 1998 LTIP should be officially approved by vote of the stockholders.

Apart from the adjustments detailed above, the proposed authorization of the LTIP relaunch differs only slightly from the 1998 LTIP. The opportunity windows limiting the subscription for, and exercise of, stock options have been adjusted to Vossloh's current conditions. With a view to rendering option exercise more calculable and technically simpler, the terms of the relaunched LTIP for management provide that both benchmarks (exercise hurdles) must now be achieved anytime during the XETRA trading day in respect of the Vossloh stock price. Previously, the benchmarks referred to the Vossloh stock price as quoted at the closing auction of the day of exercise (or, if Vossloh stock was not traded on such day, on the succeeding trading day). Moreover, to better reflect the Vossloh Group's strategic realignment, the participant grades (categories of eligible staff) have been redefined and the authorized total stock option quota allocated to these grades. The absolute benchmarks of the relaunched LTIP have been downscaled from the LTIP 1998 hurdles by a moderate 16.67 percent. Accordingly, option exercise will now be contingent on an absolute benchmark, i.e., the option exercise hurdle for Grade A1 and A2 participants has been set at a stock price increase of 25 percent (down from 30) and for Grade B and C participants at one of 12.5 percent (down from 15). An unchanged cumulative prerequisite is the achievement of a relative benchmark, i.e., Vossloh stock must have performed at a rate equal to or better than the MDAX. The qualifying period has been reduced from three to two years, which is meantime standard practice for German SOPs, and the succeeding exercise period analogously extended from two to three years. In addition and in line with the new recommendation in 4.2.3, second paragraph, of the German Corporate Governance Code, the provisions of the relaunched LTIP now includes an optional cap in the event that Vossloh stock shows an extraordinary, unforeseen price trend. Compared to the stock option plans of major DAX companies, Vossloh's long-term incentive plan for management remains, even in the modified relaunch version, one of the most exacting option programs. The moderately downscaled absolute benchmark will ensure that the more realistic—albeit still highly challenging—benchmarks
can develop their full incentive impact in Vossloh's best interests.

Subscription rights under the LTIP 1998 ("prior stock options") which have to date neither lapsed nor been exercised and thus are still governed by the 1998 LTIP provisions will be offset against (i.e., deducted from) the total options authorized under the relaunched LTIP for management. However, if and to the extent that such prior stock options lapse after the effective date of the new authority, they are not deducted (the waiver of options not being deemed their lapse). The remaining provisions, too, of the proposed authorization will ensure that the LTIP relaunch does not adversely affect any prior stock options. The previous authority and the previously authorized but unissued capital will expire and

be superseded at the effective date of the new authorization and the new contingent capital.

Furthermore, the annual stockholders' meeting of June 25, 1998, approved the launch of the employee stock option program (ESOP 1998), as well as the corresponding authorized but unissued capital under the terms of Art. 4(4) of the bylaws. Options to subscribe for Vossloh stock were granted in 1998, 2000, and 2002 under the ESOP to Vossloh employees resident in Germany. That authority has been utilized except for 66,612 stock options still issuable. Therefore, the Executive and Supervisory Boards propose under agenda item 9 that the annual stockholders' meeting approve and authorize an ESOP relaunch. Except for a few modifications, the provisions of the ESOP to be newly authorized are identical with the 1998 authority. In particular, the definition of eligible participants and the amount of authorized but unissued capital will remain unchanged in comparison with the 1998 authority. The alternative relative benchmark, too, viz. a Vossloh stock performance equal to or better than the MDAX's, will be maintained. Analogously to the proposed LTIP relaunch terms, also the proposed new ESOP terms include the express statement that lapsed subscription rights are reissuable under the authority (a waiver of options not being deemed their lapse). Moreover, the opportunity windows for stock option subscription and exercise will be adjusted and the exercise rule modified to ensure that either of the benchmarks must be achieved anytime during the day of exercise (or, if Vossloh stock is not traded on such day, on the succeeding trading day) at the XETRA trade. In derogation of the 1998 ESOP, the authorization of the ESOP relaunch provides for a certain range of an employee's personal investment in Vossloh stock: between around €500 and €1,000. This latitude will make the new ESOP more inviting and attractive since eligible participants will be able to determine the scope of their self-funded shareholding in Vossloh and thus in the ESOP.
In comparison with the 1998 ESOP, the absolute benchmark has been downscaled from 5 to 4 percent, hence at substantially the same rate as the relaunched LTIP's for management; similarly, the three-year qualifying period has been reduced to two years and, conversely, the succeeding exercise period extended from two to three years. Therefore, the terms of the relaunched LTIP and ESOP coincide in all major aspects.

Subscription rights under the ESOP 1998 ("prior stock options") which have to date neither lapsed nor been exercised and thus are still governed by the 1998 ESOP provisions (particularly those for option exercise) will be offset against (i.e., deducted from) the total options authorized under the relaunched ESOP. However, if and to the extent that such prior stock options lapse after the effective date of the new authority, they are not deducted (the waiver of options not being deemed their lapse). The remaining provisions, too, of the proposed authorization will ensure that prior stock options cannot be adversely affected by the ESOP relaunch, i.e. the new authorized but unissued capital and the restated Art. 4(4). The previous authority and the previously authorized but unissued capital will expire and be superseded at the effective date of the new authorization and the new contingent capital.

The Executive and Supervisory Boards believe that the LTIP and ESOP relaunches proposed in agenda items 8 and 9 and submitted to the annual stockholders' meeting for approval are in Vossloh's best interests and represent suitable and effective tools for accomplishing the intended purposes.

Deposit of stock

Such stockholders will be entitled to participate in, and exercise their voting rights at, the annual stockholders' meeting as on or before May 27, 2004, have deposited, and left there until the close of the annual stockholders' meeting, their stock with our company, a German notary public, any securities clearing & deposit bank, or any other of the banks listed below:

Deutsche Bank AG
Commerzbank AG
M.M.Warburg & CO KGaA

Shares of stock may also be effectively deposited with any other bank if held in custody by such other bank with any aforesaid depositary's consent and blocked until the close of the annual stockholders' meeting.

If the shares of stock are deposited with a German notary public or a securities clearing & deposit bank, we kindly ask that the pertinent custody receipt be received by our company on or before May 28, 2004. Stockholders may also appoint a proxy to exercise their voting right at the stockholders' meeting

by issuing a power of attorney to e.g. a bank or association of stockholders. As a special service for our stockholders' convenience, general voting proxies have been appointed who will ensure the exercise of the voting rights of, in accordance with instructions issued by, stockholders at the meeting. Stockholders who deposit their shares with the Company or a bank will automatically receive a form for the power of attorney along with instructions where details of the proxies' authorization and their exercise of voting rights on behalf of stockholders are explained. These proxies are strictly bound by the written instructions of each stockholder when exercising the voting right on behalf of their respective principals.

Werdohl, April 2004

The Executive Board

Vossloh AG
Vosslohstrasse 4 • 58791 Werdohl • Germany
P.O. Box 1860 • 58778 Werdohl • Germany
Phone +49(0)2392/52-0
Fax +49(0)2392/52-219

Vossloh subsidiary Kiepe Elektrik GmbH is awarded three megacontracts

Total volume in excess of €90 million

Kiepe Elektrik GmbH, a member of the Vossloh Group, has been awarded three megacontracts worth altogether over €90 million. A major share is in the shape of an order placed by the city of Athens for a total of 122 trolleybuses to be delivered in good time prior to the start of the Olympics in August 2004. In fact, this contract from Greece is Kiepe's biggest individual trolleybus order in 50 years.

Additionally, the Cologne public transport authority (Kölner Verkehrs-Betriebe AG) is sourcing from Kiepe the electrical equipment for a further 69 interurban railcars. Alongside the drive system, Kiepe will supply the complete passenger information and train security systems plus all the heating, ventilation and air conditioning. The first vehicle is due to be delivered at the end of 2004.

Bremer Strassenbahn AG has ordered from Kiepe the electrical equipment for 20 low-floor trams along with the option for another 23. A contract was also concluded for the maintenance of the vehicles over a period of ten years. Modern air conditioning systems, video surveillance and lifts for disabled passengers will further enhance comfort and safety on Bremen's urban transit system. The first of the trams is scheduled for shipment in the fall of 2005.

Werdohl/Düsseldorf, January 15, 2003

For further information contact:
Werner Andrée, Vossloh AG, phone (+49-2392) 52407

Network Rail opts for joint venture partnered by Vossloh subsidiary Cogifer TF

Track renewal contract worth £200 million

Network Rail has opted for a 50/50 joint venture between AMEC SPIE Rail, a subsidiary of AMEC (listed on the London stock exchange), and the French Vossloh subsidiary Cogifer TF. In the course of a selection process for a contract worth around £200 million over a period of seven years, AMEC SPIE Rail succeeded amid 17 contenders in gaining the status of preferred supplier. This is a "high output" track renewal project using a special track renewal train. Tipping the scales in favor of the AMEC SPIE Rail/Cogifer TF joint venture were its extensive knowledge of the UK rail network, the existing expertise plus experience with advanced "high output" techniques in Europe.

The project represents another move by Vossloh to step up its activities in the UK. Comreco Rail Ltd. (now VST York), acquired by Vossloh System-Technik GmbH in 1999, is a leading IT company dedicated to the development of software for planning efficient rail operations. Other Vossloh business in Britain includes the rail fasteners for the Channel tunnel service to London.

Werdohl, January 20, 2003

For more information contact:
Werner Andree, Vossloh AG, phone (+49-2392) 52407

Vossloh´s locomotive business steaming ahead of budget

January 2003: orders booked for over €70 million

The Vossloh Group´s locomotive business is easily ahead of budget in the new year. In January 2003 alone, Kiel-based Vossloh Schienenfahrzeugtechnik GmbH booked orders worth over €70 million for more than 40 new locomotives. Included in the tally is one from German Rail (DB AG) which, for the first time since 1976, has placed an order for new diesel-powered locomotives. „Half of those ordered were unbudgeted," emphasized Vossloh AG´s CEO Burkhard Schuchmann on the occasion today of the handover of two new G 1700 locomotives to Connex Verkehrs GmbH.

Schuchmann called the development of the Kiel-based Vossloh company the very paradigm of a success story. „In the first full fiscal year after taking over the company from Siemens, the number of delivered locomotives was 22. In the following year 2000, the number had more than doubled to 46 and this year, the company is expecting to ship out 122 locomotives, a sharp rise from the 98 last year," calculated Schuchmann. Demand from abroad has, in particular, proved very encouraging. Vossloh´s target is for the Kiel facility to build annually some 130 to 150 locomotives by 2010.

Back in fiscal 1999, sales by Vossloh Schienenfahrzeugtechnik GmbH (VSFT) had totaled some €57 million, these revenues soaring to around €172 million in 2002. The target for 2003 is sales of a good €200 million. „As to the 2004 and 2005 percentage growth, we reckon with moderate single-digit sales gains, with EBIT showing a streep rise," forecast Schuchmann.

The CEO also mentioned that in the course of the past years VSFT had graduated into Europe´s premier diesel locomotive builder, a position which a giant 3000-kW locomotive (also suitable for pulling passenger trains) will help expand.

Kiel/Werdohl, January 30, 2003

For more information contact:
Werner Andree, Vossloh AG, phone: (+49-2392) 52407

Research ministry sponsors development of new and most powerful Vossloh diesel locomotive

The pan-European 2700-kW Nordlok set to win new markets

Kiel-based Vossloh Schienenfahrzeugtechnik GmbH is presently developing the Nordlok, a large diesel locomotive initially for operation in Germany and Scandinavia. The project, which is being carried out together with RAG Bahn und Hafen, Gladbeck, and a Swedish private rail operator, is sponsored by Germany's Ministry of Education and Research.

Serving as a basis for the Nordlok is the G 2000 diesel locomotive, of which meanwhile 40 units have been built, and which in its new configuration will feature a 2,700-kW diesel engine and three different signaling and control systems (for Germany, Denmark, Sweden). Currently the most powerful locomotive available (2,000 kW), the G 2000 is licensed to operate in Italy and the Netherlands in addition to Germany. Approval from Belgium, Austria, Switzerland, and Poland (in good time for EU accession) is expected anytime now.

Vossloh's G 1206 Europalok is already licensed for operation in nine countries. With the development of the Nordlok, the company will also be represented by a pan-European diesel locomotive at the top end of the power range, which in turn will enable Vossloh to steam into new markets.

Werdohl/Kiel, February 7, 2003

For more information contact:
Christiane Konrad, Vossloh AG, phone (+49-2392) 52263

SNCF increasingly opting for Vossloh locomotives

Another order for the sole foreign supplier

The French railway company SNCF is increasingly opting for diesel locomotives built by Kiel-based Vossloh Schienenfahrzeugtechnik GmbH (VSFT). Eight Vossloh G 1206 models are already operating on the French rail network and now SNCF has ordered another 15 of this successful pan-European locomotive. The company leases the locomotives from Locomotion Capital nv /sa, Antwerp, the biggest lessor of locomotives on the European continent. VSFT has been contracted to carry out the servicing work. The delivery of these 15 units, of which Vossloh had budgeted only about a half, will take place before the end of this year. The total value is almost €25 million. Additionally, SNCF has secured for itself the options on another 25 locomotives of this type at a value of around €40 million.

Vossloh is now the only company outside of France to supply locomotives to the French state railways. The G 1206 allows cross-border traffic between France and Germany and hence as part of a joint project between SNCF and DB (German rail), for the first time in over 150 years of rail history, freight trains will be traveling between the two countries without switching locomotives and the resultant lengthy waiting times at the borders. SNCF chief officer Louis Gallois reckons that rail-bound goods trade between these nations presently at a modest 12 percent, might well race to over 20 percent.

Kiel/Werdohl, March 14, 2003

For more information contact:
Werner Andree, Vossloh AG, phone (+49-2392) 52407

Vossloh outpaces its own predictions for 2002 / Dividend up 60 percent to €1.20

Sales and earnings set to rise further

The Vossloh Group closed fiscal 2002 even more successfully than predicted back in mid-December 2002. At €744.5 million (forecasted at €725 million), the year-earlier comparable rail business sales of €650.5 million were topped by 14.5 percent. EBIT (forecasted at just under 77 million) advanced by 59.7 percent to reach €78.4 million (up from €49.1 million). Group earnings (forecasted at €50.4 million) came to €52.4 million in 2002 (up from €17.2 million). As to dividend distribution, the Executive and Supervisory Boards' proposed €1.20 per share (up 60 percent from €0.75) will surpass even the ambitious increases already signaled.

On the occasion of this year's annual accounts press conference, Vossloh AG's CEO Burkhard Schuchmann looked back "on what has been very likely one of the most eventful and, at the same time, exciting fiscal periods in Vossloh's 130-year history." As part of its realignment drive in the direction a Transport Technology Group, the first step had been for Vossloh to shed its Lighting division.

Then, with the acquisition of the French Cogifer Group, the tracks were firmly laid in the direction of the "new Vossloh." In a

percent stake in the Austrian switch manufacturer VAE. With the acquisition of the Kiepe Group, Vossloh next migrated into highly inviting niche markets in the transport technology sector while through the takeover of Skamo, the Polish market leader for rail fasteners, the Group secured for itself the most attractive and biggest individual market for these products in eastern Central Europe. Altogether, these deals represented a volume of over €600 million.

Sales, EBIT, and Group earnings all up

In this year of realignment, Vossloh succeeded in outgrowing its like-for-like year-earlier rail business sales by 14.5 percent, advancing from €650.5 million to €744.5 million. The Transport Technology divisions accounted for €743.6 million of total sales, Vossloh AG as Group holding company generating an additional €0.9 million in the form of rental income.

Despite the loss of the Lighting division sales, which in 2001 had run to just under €253 million, the Group's EBIT was raised 59.7 percent to €78.4 million. The adjusted year-earlier EBIT had amounted to €49.1 million. The EBIT for fiscal 2002 also includes gains from that period's partial sale of the VAE stake as well as provisions amounting to a net €14.4 million. "Adjusted for these amounts, we still arrive at a respectable 30.3-percent gain in EBIT. This pleasing improvement is above all due to the much healthier earnings position in locomotive manufacture and Engineering Systems," explained Schuchmann to the press assembled in Düsseldorf.

Group earnings in 2002 added up to €52.4 million (up from €17.2 million) the year before. This, in fact, is the all-time high in the history of Vossloh. The aggregate effect of all these transactions and provisions including the tax effects is around €24 million. Group earnings of €52.4 million are equivalent to an EpS of €3.85, more than triple the 2001 figure of €1.20.

The Executive and Supervisory Boards of Vossloh AG will propose to the annual stockholders' meeting to resolve the distribution of a 60-percent higher cash dividend of €1.20 (up from €0.75) per share for fiscal 2002. "In so doing, we want to express that the level of earnings achieved in 2002 is firmly budgeted to rise over the years ahead," stated Schuchmann.

Good progress by the subdivisions

As part of its realignment drive, Vossloh has made certain changes to its organizational structure. The former Railway & Transport sector now has become Rail Technology, comprising three divisions: Rail Infrastructure (formerly Rail), Motive Power (formerly Railbound Vehicles & Maintenance), and Information Technologies (formerly Engineering Systems).

Sales by the former Rail division climbed 18.2 percent, from €433.1 million to €511.8 million. EBIT rose 6.9 percent, from €65.5 million to €70.0 million. Due to the major changes in this division's product mix in the wake of the Cogifer acquisition and VAE's disposal, any comparison with the year-earlier figure is of

limited relevance. An ROCE of 16.8 percent (down from 20.8 percent) was in the region of Vossloh's self-set benchmarks.

At €194.5 million, sales by Railbound Vehicles & Maintenance were up 10.6 percent over the year-earlier's €175.8 million. EBIT advanced from a negative €4.3 million in 2001 to a black €4.8 million in 2002. At 4.3 percent ROCE was black though far short of the Group's 15-percent benchmark.

Engineering Systems' sales of €37.9 million were 7 percent short of the previous year's €41.0 million for reasons of invoice timing. EBIT progressed according to budget from a red €1.7 million to a black €2.8 million. ROCE came to 22.0 percent.

Bright prospects for 2003 and 2004

Despite the still hostile economic environment, the Vossloh Group expects this year's sales to mount by more than 16 percent to a good €870 million, with EBIT rising as much as over 20 percent to just under €95 million. The latter still includes divestment gains and favorable deconsolidation effects in the region of €14.5 million. Although the tax load ratio will double to a good 30 percent compared with 2002, Group earnings are set to again reach the high level of the previous period.

As to 2004, Vossloh predicts a further increase in Group sales by around 6.5 percent plus a proportionally much higher growth in EBIT, which by then will be solely sourced from operational business. In spite of the expectedly far higher tax burden of

almost 40 percent, Vossloh still forecasts another increase in Group earnings. In fact, these earnings predictions suggest that the dividend proposed for 2002 may be repeated over the years ahead.

"We intend to steadily raise our earnings and, in terms of EpS, we are aiming well above the €4 mark. Our plans are for the EBIT margin to continuously reach 10 percent and beyond. Even this year ROCE is budgeted to top 15 percent and thereafter rise well beyond. As to our equity ratio, this should exceed 25 percent throughout our operations," was how Schuchmann formulated the Group's ambitious targets. And even though top priority at present is to integrate the newcomers within the Vossloh Group, this does not mean the Group's most important target of ongoing growth is being backseated.

Werdohl/Düsseldorf, March 21, 2003

Address your inquiries to:
Werner Andree, Vossloh AG, phone (+49-2392) 52407

Order boom at Vossloh Locomotives

Orders continue to flow in at Kiel-based Vossloh Locomotives GmbH. In the first half of April this year alone, the company booked orders for 15 new diesel locomotives altogether worth over €26 million. Among the customers are operators in France, Spain, and Switzerland as well as Locomotion Capital NV/SA, a lessor of locomotives.

Werdohl/Kiel, April 22, 2003

Address your inquiries to:
Werner Andree, Vossloh AG, phone (+49-2392) 52249

Vossloh: starting off well into fiscal 2003

Sales up by a good 22 percent, EBIT more than doubled, full-year forecasts endorsed

Despite the lingering economic scenario of doom and gloom, the Vossloh Group had a good start into the current fiscal year 2003. Q1 sales rose like-for-like by more than 22 percent, from €135.1 million to €165.5 million, EBIT during the same period more than quadrupled over the corresponding year-earlier €7.3 million to €29.5 million. This latter includes the gain of €14.5 million from the sale on January 2, 2003, of the final third of the VAE stake, net after risk provisions. Adjusted for this amount, EBIT surged by almost €8.0 million to €15.0 million. Hence, added sales of a good 22 percent have yielded more than twice the EBIT derived from operating activities.

The adjusted EBIT margin for Q1/2003 of 9.1 percent contrasts with 5.4 percent for Q1/2002, an improvement chiefly due to mounting margins in Rail Infrastructure and Information Technologies.

Since the capital gain from the disposal of the VAE stake is tax-exempt, the income tax load ratio slumped from just under 41 percent a year ago to around 19 in the quarter under review. Earnings before minority interests/net income totaled €21.3 million (up from €2.7 million for Q1/2002).

Group earnings in Q1/2003 surged from €1.9 million a year ago to €21.1 million, equivalent to an EpS of €1.54 (up from €0.14).

At March 31, 2003, the Vossloh Group's total assets added up to €943.8 million, almost unchanged versus the €947.2 million of Dec. 31, 2002. An equity comparison between the two dates shows a rise of €20.5 million to

€259.1 million. Hence, the equity ratio showed a clear improvement from 25.2 to 27.4 percent.

Compared with the year-earlier quarter, annualized ROCE advanced by 14.7 percentage points to 20.6 percent. Excluding the gain from the disposal of the VAE stake, ROCE has still jumped 4.6 percentage points to 10.5 percent.

New corporate structure

The Vossloh Group which since last year has been squarely focused on transport technology business, has been reconfigured to include three divisions: Rail Infrastructure, Motive Power, and Information Technologies. Rail Infrastructure comprising its Vossloh Switch Systems, Vossloh Fastening Systems, and Vossloh Infrastructure Services subdivisions, generated Q1/2003 sales of €117.8 million, 14.9 percent up over the year-earlier €102.6 million. Vossloh Fastening Systems topped its year-earlier sales of €27.8 million by almost 20 percent to reach €33.3 million. Vossloh Cogifer SA with its subsidiaries, which together make up the Vossloh Switch Systems subdivision, achieved sales of €49.3 million, 13 percent over the like-for-like year-earlier amount. Q1/2003 sales by the Vossloh Infrastructure Services subdivision reached €37.2 million. In all, this division's EBIT showed a sharp improvement of more than 60 percent, from €13.2 million to €21.5 million.

Sales by the Motive Power division totaled €37.5 million, easily in excess of the year-earlier €27.1 million. Of this amount, around €20.0 million was contributed by the Kiepe Group (Vossloh Electrical Systems) acquired in the fourth quarter of 2002. With sales of €16.4 million, the Vossloh Locomotives subdivision failed to match the year-earlier €26.5 million and hence, its Q1/2003 EBIT was still a red €3.0 million (down from an equally red €2.9 million).

The Information Technologies division's sales of €10.3 million were also almost double the like-for-like year-earlier €5.3 million while EBIT climbed as budgeted from a negative €0.6 million to a positive €0.2 million.

At March 31, 2003, the Vossloh Group had a workforce of 4,168, which is 1.7 percent higher than a year before (4,099).

Pronounced increases promised for 2003

The sound progress made during the first three months of 2003, endorses the predictions for 2003 as such. Vossloh is still expecting Group sales in 2003 to climb by more than 16 percent to a good €870 million (up from €744.5 million). EBIT is set to rise from €78.4 million by more than 20 percent to just under €95 million. These figures include gains meanwhile booked from the disposal of investments (net after risk provisions) of €14.5 million (up from €14.4 million). The EBIT margin in 2003 is budgeted to increase slightly from 10.5 to 10.9 percent, Group earnings at €52 million will be in the region of the high prior-year figure. ROCE at over 15 percent will be easily above the year-earlier 13.3 percent.

The full quarterly report, which has been now extended and for the first time reviewed by the statutory auditors, is now downloadable at the newly designed Vossloh website under www.vossloh.com

Werdohl, April 23, 2003

For queries contact: Werner Andree, Vossloh AG, phone (+49-2392) 52407

New logo mirrors refocus on transport technology

Trademark symbolizing dynamic drive and target focus

Over the past months, the Vossloh Group has repositioned itself as a specialist in the transport technology market. Now, this focus is reflected by the Group's new corporate logo, premiered today on the publication of the Q1/2003 report.

The new trademark symbolizes dynamism, movement, and destination dedication. It typifies how the group operates on its clearly defined markets. Like no other color, the green stands worldwide for all that keeps traffic rolling: *Go!*

"Last year's strategic reorientation and concentration on transport technology was a watershed in the history of Vossloh. Outward and inward presentation must concur with the new strategy," stated Vossloh CEO Burkhard Schuchmann. "Our profile hitherto has stood for a Vossloh engaged in a variety of businesses. With our new profile we are embarking on a fresh start but without denying our past. We know that we are still faced with the process of strengthening and cultivating our brand. Executive Board and management are confident of being able to negotiate this path together and successfully," emphasized Schuchmann.

As of today, Vossloh's website also has a new look: www.vossloh.com

Werdohl, April 23, 2003

Address your inquiries to:
Andrea Lomberg, phone (+49-2392) 52-455

Megacontract for Vossloh Kiepe

The Budapest transit authorities BKV Rt. have contracted a consortium consisting of Siemens Transportation Systems (TS) and Vossloh Kiepe to supply 40 Combino low-floor trams. The order is worth just under €150 million, of which around €50 million will accrue to the Vossloh company in charge of supplying the electrical equipment for the dual-direction vehicles. In fact, this project is a continuation of the partnership successfully practiced by Siemens TS and Vossloh Kiepe for the Combino trams destined for the city of Düsseldorf.

Measuring 53 meters in length and 2.40 meters in width and with space for 351 passengers, these trams are the world's first designed as nine-section vehicles. This multisectional configuration allows the trams to adapt ideally to the rails running through downtown Budapest. The challenging electrical drive requirements are met by three identical modules, each outputting 200 kW. The vehicles which will convey daily around 220,000 passengers along the spacious boulevards of Budapest. are scheduled for delivery at the start of 2005.

Werdohl/Düsseldorf, May 8, 2003

More information from:

Werner Andree, phone: (+49-2392) 52407

Vossloh: sales and earnings projections for 2003 upped

Solid business progress in the first four months of the current fiscal year has prompted the Vossloh Group to up its sales and earnings projections for 2003. Group sales are now forecasted to rise nearly 20 percent, from the year-earlier €744.5 million to almost €890 million (until now budgeted at a good €870 million) while EBIT is expected to climb around 24 percent from €78.4 million to a good €97 million (until now budgeted at almost €95 million). Group earnings originally targeted at €52 million, are now expected to advance to around €53.5 million, topping the already high year-earlier level.

In the first four months of 2003, the Group generated sales of €224.6 million, which is 16.8 percent higher than the like-for-like year-earlier €192.3 million. First-third EBIT totaled €34.5 million, almost triple the like-for-like year-earlier €12.0 million, and includes net income of €14.5 million from the disposal of the final third of the VAE stake with effect as of January 2, 2003. Adjusted for this, the EBIT rise is €8.0 million or 66.6 percent to €20.0 million. Group earnings for January through April 2003 reached €23.6 million compared with €4.5 million in 2002, this being equivalent to an EpS of €1.71 versus €0.33 a year earlier.

At today's annual stockholders' meeting of Vossloh AG, CEO Burkhard Schuchmann emphasized that the Group is continuing to set itself ambitious goals, with earnings to rise steadily, EpS climbing well above the €4 mark, and the EBIT margin hitting 10 percent and higher.

"This year already, ROCE is budgeted to climb over 15 percent and even higher thereafter while the equity ratio is set to exceed 25 percent throughout," stated Schuchmann. And even if the integration

into the Vossloh Group of the newly acquired companies enjoys high priority, the most important goal, further growth, is not being ignored.

Werdohl, May 27, 2003

For more information contact:
Werner Andree, Vossloh AG, phone (+49-2392) 52407

vossloh

Press Release

Orders piling up at Vossloh Locomotives

Order books at Kiel-based Vossloh Locomotives GmbH are overflowing. Instead of the originally budgeted 122 locomotives, at least 140 are likely to be built by year-end. This, in turn, will inflate sales to around €220 million rather than the expected €200 million, a fact pointed out by the Company during the handover of the first 13 switchers destined for the Dutch state railway. Moreover, the prospect that by the end of 2005, orders for some 1,200 locomotives will have been placed throughout Europe is a good reason for this Vossloh company not to have any workload worries in the latter half of this decade.

Europe's biggest diesel locomotive builder also announced that Nord-Ostsee-Bahn (NOB), which as from December 2005 will be running a railbound passenger transit service between Hamburg and Westerland, intends to have its railcars pulled by new Vossloh locomotives, specifically a large new diesel to be developed with an output of around 3,000 kW. In the first phase, 15 of altogether around 40 of the new engines will be delivered to NOB.

Kiel/Werdohl, June 27, 2003

For more information contact:
Werner Andree, Vossloh AG, phone (+49-2392) 52407

Clear rise in Vossloh's H1/2003 sales and earnings

Endorsement of increased full-year forecast

In H1/2003, the Vossloh Group showed sales of €367.6 million, a 21-percent improvement over the year-earlier €305.0 million.

During this period, Group EBIT climbed to €49.4 million, more than twice the prior year's €22.2 million, the EBIT margin advancing from 7.3 to now 13.4 percent.

EBIT for H1/2003 contains a net gain of €14.5 million from the transfer on January 2, 2003, of the final one-third stake in the VAE Group. Adjusted for this, EBIT increased by €12.7 million to €34.9 million, the EBIT margin then equaling 9.5 percent.

At €31.3 million, Group earnings reported for H1/2003 easily more than doubled, from €13.1 million in H1/2002 to €31.3 million. This results in an EpS of €2.24 compared with €0.96 for the same period the previous year. Whereas this year's H1 earnings include the tax-free gain of a net €14.5 million from the transfer of the VAE stake, the earnings reported for H1/2002 had subsumed a net gain from the sale of the Lighting division (€5.9 million). Discounting both of these one-time factors, Group earnings show a rise of 133 percent.

All the business units shared in this steep sales rise: Vossloh Information Technologies soared by 80+ percent over its year-

earlier sales figure; Vossloh Fastening Systems achieved a growth of almost 17 percent; and Vossloh Locomotives just under 11 percent. Acquired in late 2002, the Vossloh Electrical Systems unit inputted sales of almost €39 million to Group sales. Together, Vossloh Switch Systems and Vossloh Infrastructure Services generated H1/2003 sales of €177 million, these former Cogifer companies thus topping the H1/2002 sales (which had included the VAE Group) of €174.8 million.

Prompted by H1/2003 business, Vossloh AG's Executive Board reaffirms its sales and earnings forecasts, upped recently in May for all of 2003. Originally budgeted at a good €870 million, Group sales are now predicted at €890 million while EBIT, initially forecast at €95 million, should climb to €97 million. This means that sales are expected to surge almost 20 percent above the year-earlier €744.5 million. The EBIT expected for 2003 would exceed the previous year's €78.4 million by around 24 percent, the EBIT margin thus advancing from 10.5 to 10.9 percent.

Hitherto budgeted at €52 million and now targeted at €53.5 million, Group earnings would beat the already high year-earlier €52.4 million. As to ROCE, this is reckoned to reach 15 percent (up from 13.3 percent)

Werdohl, July 29, 2003

For more information:
Werner Andree, Vossloh AG, phone: (+49-2392) 52407

The full text of the H1/2003 report is available at www.vossloh.com

vossloh

Presseinformation

Vossloh amplifies presence in Southeast Europe

Serbian switch plant strengthens the Group's position in this region

As part of its strategy for eastern/southeastern Europe, Vossloh AG has through its French subsidiary Vossloh Cogifer SA, one of Europe's foremost switch manufacturers, acquired an 89-percent stake in the previously state-owned Serbian company MIN Skretnice, Niş. The remaining shares are held by the employees.

This takeover is of pivotal importance in building and expanding Vossloh's integrated rail infrastructure business in Southeast Europe and strengthens even further the longstanding leadership enjoyed by Vossloh's rail fastening systems in this part of Europe. Given the medium- and long-term significantly gaining importance of rail traffic in Southeast Europe in the wake of EU eastward enlargement, this transport technology group identifies remarkable market potential in this region where the Serbian company acquired by way of auction will become one of the central locations for Vossloh's operations in this part of the world.

The selling price including the necessary restructuring measures and outlays on production plant is under €3 million. After the initial running-in period, this investment will, to begin with, yield sales of over €10 million and a double-digit return on sales.

Werdohl, August 5, 2003

For more information contact:
Christiane Konrad, Vossloh AG, phone (+49-2392) 52-263

vossloh

Presseinformation

Vossloh locomotives winning the Italian market

Vossloh Locomotives GmbH has handed over to the north Italian ACT Group in Reggio Emilia the first of six model G 2000 diesel locomotives. Set to follow are another six similar vehicles for which ACT has an option. The total contract is worth around €30 million.

For Vossloh, the first of these shipments is groundbreaking. "Never before have new diesel locomotives for unrestricted use in Italy been sourced from abroad and never before has an attempt at complete certification and approval been launched. Now that we have achieved this after extensive additional tests, the Italian market is wide open to us," emphasized Vossloh AG's CEO Burkhard Schuchmann when handing over the locomotive at Reggio Emilia.

Meanwhile, two more Italian rail companies have ordered Vossloh's model G 2000 locomotives. The Swiss railways, too, have ordered exclusively for operation in Italy the same type of locomotives as the ACT's, with an output of 2,240 kW, a maximum speed of 120 km/h, plus all the special Italian equipment. Including the ACT award, the total value of the 36 locomotives is over €85 million.

Schuchmann pointed out that Vossloh Locomotives' order books were overflowing. Instead of the 122 vehicles budgeted for this year, at least 140 are likely to be built. As a consequence, sales will range around €220 million rather than the expected approximate €200 million.

Werdohl, September 15, 2003
For more details contact: Werner Andree, Vossloh AG, phone. (+49-2392) 52-407

vossloh

Presseinformation

Vossloh Kiepe's quiet and clean trolleybuses for the Olympics

Easily positive EBIT / Tall order backlog

Specializing in the development, production, and assembly of urban transit systems, Düsseldorf-based Vossloh Kiepe GmbH predicts sales of around €105 million for 2003 (about the same as in the previous year). "EBIT, which last year was in the red, we are pleased to see is now well in the black," commented Vossloh AG's CEO Burkhard Schuchmann at the press conference in Düsseldorf. Thanks to a number of remarkable contracts acquired over the past months by this company which was taken over last fall by Vossloh, plus awards pending over the weeks ahead, Vossloh Kiepe is expecting by year-end an order backlog in the region of €300 million (up from €185 million at the start of 2003).

The focal business of this group, which employs a workforce of some 530, is electrical equipment for trams and trolleybuses, the latter enjoying a worldwide renaissance. "When the 2004 Olympics open in Athens and following an order for a further 142 in late 2002, over 250 of the city's trolleybuses fitted with our electrical systems will be contributing toward environment-friendly public transport," emphasized Vossloh Kiepe's General Manager Jürgen Textor. "We are very busy impressing other cities with the advantages of the trolleybus mode of

transportation and are shortly expecting go-aheads from other Olympic locations, too," states Textor.

He added that the Company had intended "right from the start to position itself with a broad product range as market leader in tram air conditioning systems." Contracts were concluded with Siemens and Bombardier for such systems in the vehicles built by these companies. "We expect that in future new trams without air conditioning will be a rarity. Moreover, there is also a repeated wish to have older existing vehicles retrofitted with such systems," he went on to say.

Werdohl/Düsseldorf, October 23, 2003

For more information contact:
Christiane Konrad, Vossloh AG, phone: (+49-2392) 52-263

vossloh

Presseinformation

Q3 sales and earnings again surging at Vossloh

Executive Board reaffirms raised 12-month forecast

The third quarter of 2003 saw another strong performance on the part of the Vossloh Group whose 3Q sales compared with the year-earlier period advanced by more than €113 million or around 23 percent to €605.9 million. Nine-month Group EBIT climbed from €49.9 million in 2002 to €74.1 million in the current year, an improvement of 48.5 percent. The EBIT margin progressed from 10.1 to 12.2 percent.

As in the first nine months of 2002, the 3Q/2003 EBIT was affected by gains from the disposal of the VAE Group as well as provisions for risks. Adjusted for these factors, EBIT surged from €35.5 million in 2002 to €59.6 million this year (up 68 percent). The adjusted EBIT margin advanced from 7.2 to 9.8 percent.

3Q/2003 Group earnings added up to €44.3 million, a rise of almost 14 percent over 3Q/2002's €38.9 million. Besides the nonrecurring effects reflected in the EBIT, Group earnings as of September 30, 2002, also included (in a separate line after net income) the EBT of €5.4 million originating from the discontinued Lighting operations, shed as of July 31, 2002.

Vosslohstraße 4. D-58791 Werdohl. Telefon +49(0)2392/52-249. Telefax +49(0)2392/52-264. www.vossloh.com

The surge in 9-month sales was mainly attributable to growth by Vossloh Locomotives (up €32 million), Vossloh Fastening Systems (up €31 million), and Vossloh Information Technologies (up €20 million). Acquired in late 2002, Vossloh Electrical Systems (previously Kiepe Group), Vossloh Switch Systems (previously Cogifer SA) and Vossloh Infrastructure Services (previously Cogifer TF) together contributed €321 million to 3Q/2003 sales.

As of September 30, 2003, and compared with a year ago, Group equity had grown by €47.0 million to €285.6 million, the equity ratio improving sharply from 25.2 to 29.0 percent. A year before, the comparable Group equity had been around €220 million, with the equity ratio roughly equaling the year-end's of 25 percent.

Business during the first nine months of 2003 prompts Vossloh AG's Executive Board to reaffirm the 12-month forecast raised in Q2/2003 according to which Group sales are expected at €890 million and EBIT at €97 million. This would mean sales almost 20 percent over the €744.5 million in 2002. The expected EBIT would top the year-earlier €78.4 million by around 24 percent. At €53.5 million, Group earnings would even outpace the high year-earlier €52.4 million. ROCE is likely to climb from 13.3 to a good 15 percent.

Werdohl, October 27, 2003

For more information contact:
Christiane Konrad, Vossloh AG,
phone (+49-2392) 52-249

Rail market – as ever, a rewarding business

Present volume running at €56.7 billion/Vossloh presents Worldwide Rail Market report

Rail will remain an exceedingly attractive future market for those companies which possess specialized experience and proven expertise as well as the required certifications in this segment and are able to adapt to the increasing internationalization of markets. This is the conclusion reached by the Worldwide Rail Market report commissioned by Vossloh AG and presented today in Berlin by the CEO of this MDAX listed company, Burkhard Schuchmann.

The firm of consultants SCI Verkehr GmbH, Hamburg, entrusted with the compilation of the report, estimates the worldwide rail market at currently about €56.7 billion per annum. The annual growth over the next five years for all regions and submarkets is assessed at about 4 percent.

Western Europe will remain the most significant market for rail industry products. The growth in transport demand will continue to ensure substantial gains in market volume. In absolute terms, this growth is the biggest worldwide but owing to the region's high stock levels is moderate in percentage terms.

Asia is also of outstanding importance with its enormously extensive rail networks. However, demand for solutions from Western manufacturers exists only in subsectors within this region. Exceptions are areas where sophisticated solutions are needed which cannot, however, be provided by domestic suppliers. This is especially the case with engineering systems as well as in some specific segments, such as high-speed transport or in some instances in the metro sector. Substantial growth is to be expected in this area owing to the rapid pace of development.

North America is of interest to European manufacturers chiefly in those segments where there is pent-up demand compared with Europe, as is the case in passenger transport. Significant market opportunities exist for foreign companies in suburban rail transport, in light rail and in high-speed transport. The dominant freight haulage segment, on the other hand, with its specific North American volume-dominated character, is already well covered by domestic manufacturers.

Vosslohstraße 4. D-58791 Werdohl. Telefon +49(0)2392/52-249. Telefax +49(0)2392/52-264. www.vossloh.com
Vossloh Aktiengesellschaft

"Central Eastern and Southeastern Europe and the CIS offer the most interesting prospects worldwide. After railway transport suffered a drastic slump in the early to mid-1990s, the first signs of recovery are already starting to surface above all in the accession states," emphasized Schuchmann. Due to scarce financial resources, very few or no procurements were made in these countries in the 1990s, in which the railway still represents the backbone of distribution in many transport areas. As a result of this situation, both the infrastructure and rolling stock are in a state which makes investment urgently necessary despite the shortage of available funds.

In the EU accession countries, EU subsidies have prompted for some years now initial expenditures on main-line refurbishment. There is also an evident rise in the numbers of vehicles on order. "In certain areas such as infrastructure and engineering systems, high-quality products from Western suppliers are being opted for increasingly. This is not least linked to the fact that some of the funds for capital investments are being sourced from the EU. For this reason, the forecast for the Eastern European market in the next five years is comparatively optimistic. For the CIS, such growth in market volume will presumably occur in the years thereafter," stated Vossloh's CEO.

In summary, it can be concluded that developments in the individual countries and regions will vary depending on national policy, procurement programs and prioritization. For the rail industry's manufacturers, perceiving these trends in good time, assessing them correctly and taking them into due account are crucially important to their success or failure. Schuchmann concluded: "Through a consistent analysis of market trends with a substantiated assessment of the underlying national conditions and priorities as well as an evaluation of the respective financing solutions, it is possible to create a valid early warning system for operating in these markets very successfully."

Berlin/Werdohl, November 4, 2003

vossloh

Presse Release

Allianz trims stake in Vossloh

On Dec. 9, 2003, Allianz AG notified Vossloh AG that it downscaled its stake in the company from around 6% to 1.06% by selling the shares to institutional investors. This transaction has raised the free float of Vossloh AG to 67%.

Werdohl / Frankfurt/Main, December 10, 2003

For further details, contact:
Christiane Konrad, Vossloh AG, phone (+49-2392) 52249

Vossloh: marked improvement in operating business

Forecasts raised during the year slightly exceeded / Bright prospects for 2004

The Vossloh Group is again looking back on a very successful fiscal year ending on December 31, 2003. According to projections, sales should reach €892.1 million, thus slightly exceeding the €890 million forecast stepped up back in Q2/2003. As year-earlier sales amounted to €744.5 million, this is an advance of almost 20 percent.

In 2002, Vossloh had placed transport technology at the focus of all its activities through numerous transactions. Of this year's sales growth by €147.6 million, the newly acquired companies account for €36+ million, generating at €447.0 million almost half of total Group sales. The remaining gain of roughly €111 million in 2003 was achieved by Vossloh's established core businesses alone, which, following sales of €333.6 million in 2002, are set to grow by 33.4 percent to €445.1 million in fiscal 2003.

The 2003 operating result should jump by an overproportionate 65 percent from €49.7 million to €82.0 million. Approximately €10 million of this €32.3 increase million is attributable to added sales, the remaining some €22 million resulting from substantial productivity gains and an improved product mix.

Earnings before interest and taxes (EBIT) are likely to come to €97.7 million in fiscal 2003. Following an initial budgeted €94.5 million, the Group had then increased its target to €97.0 million. As a result, EBIT

should rise by almost 25 percent over the preceding year's €78.4 million. In this context, it should be borne in mind that the year-earlier EBIT had included nonoperating income (substantially from the sale of the around 45-percent stake in the Austrian switch manufacturer VAE) of €26.2 million. This nonoperating income has shrunk to only €14.7 million in fiscal 2003.

Group earnings are set to exceed the high prior-year level of €52.4 million, reaching €53.7 million in fiscal 2003. The tax load ratio in 2002 came to a mere 12.3 percent whereas it is expected to return to 31.8 percent in 2003. In addition, the sale of the Lighting division in 2002 contributed a further €3.9 million to after-tax profit. The reduced minority interests in net income (particularly VAE's), down from €7.3 million in 2002 to €1.4 million this year, has helped to improve Group earnings.

The Vossloh Group's earnings of €53.7 million, exceeding the prior-year figure by €1.3 million, have caused earnings per share to inch down from €3.85 to €3.70 due to the higher number of shares ranking for dividend.

Vossloh is expecting ROCE to rise from the year-earlier 13.3 to 15.6 percent. The equity ratio should climb substantially from 25.2 in 2002 to 32.5 percent in fiscal 2003. Thanks to the anticipated increase in equity from €238.6 million to €296.7 million coupled with net debt downscaled from €227.0 million to €215.8 million, net leverage as the net debt-to-equity ratio will improve markedly from 95.1 to 72.7 percent.

The pretax return on equity should rise from 26.7 to 27.2 percent.

For 2004, Vossloh predicts sales to climb by about 8 percent to a good €963 million, the operating result advancing by 27 percent following its anticipated 65-percent rise in 2003. EBIT is forecast to climb almost 9 percent to €106.3 million despite the fact that there will no

longer be any VAE-related gains. The EBIT margin should again reach 11 percent in 2004. Vossloh expects its Group earnings to rise by 6 percent to €56.9 million in spite of the increase in the Group's tax load ratio to some 37.5 percent. Earnings per eligible share should edge up from €3.70 in fiscal 2003 to €3.90 in 2004.

Vossloh also believes that all the other key figures will make good progress throughout. As budgeted, e.g., ROCE will be ratcheted up from 15.6 to 15.9 percent and the equity ratio from 32.5 to 34.5 percent. Net debt is budgeted to shrink from €215.8 million to €214.3 million with net leverage recording a further significant reduction from 72.7 to 63.6 percent

For 2004, Vossloh is predicting an average headcount of 4,590, up from 4,408 in fiscal 2003, the increase being distributed among all divisions.

Vossloh AG Executive Board Chairman Burkhard Schuchmann made it clear to the assembled press in Frankfurt/Main that the ongoing and longstanding Vossloh growth story was making solid progress and future chapters were already being drafted. "We will also continue to focus on our repeatedly proclaimed goal of paving the way for the Vossloh Group's annual sales to reach €2 billion," he stressed. The steps toward this objective had been more than merely mooted, Schuchmann noted, adding: "I firmly believe that following this fiscal year now drawing to a close, which has seen the successful integration of the subsidiaries purchased during the previous year and the marked improvement in our operations, we will continue to strengthen and take the Group forward in the coming year through further acquisitions of one kind or another."

Werdohl / Frankfurt/Main, December 10, 2003

For more information please contact:
Christiane Konrad, Vossloh AG, Phone (+49-2392) 52249

vossloh

Presseinformation

Vossloh locomotives running on Hamburg to Westerland service

Total contract worth €130 million / 139 locomotives delivered in 2003

Following a European-wide invitation to bid, Nord-Ostsee-Bahn GmbH (NOB), a company of the French Connex transportation group, has been awarded the contract for operating a rail service between Hamburg and Westerland, equivalent to some 4.6 million train kilometers annually. As from the new timetable mid-December 2005, NOB will start operations for (initially) a period of ten years.

Vossloh Locomotives GmbH will provide the locomotives for these trains. For the first time in the history of commuter rail transportation, the locomotives will not be bought but leased and operated under a traction providing agreement. This means providing at the dawn of each day fully serviced, fueled, and groomed locomotives.

In the first phase of the agreement, Vossloh Locomotives will operate twelve MaK DE 2700 units; in the second in late 2006, a number of completely redesigned locomotives will then enter service. These latter will set new standards in diesel engine construction, outputting around 3,000 kW and equipped with several eco-friendly features including active particle filters.

The NOB contract represents another challenge for Vossloh Locomotives. For the first time this company is shouldering responsibility for highly demanding day-to-day operations.

The complete contract is worth around €80 million for providing the locomotion over a period of ten years and another some €50 million for building the new locomotives.

The delivery of these 139 locomotives is a highlight of another record-breaking year for this Kiel-based company which originally had budgeted 122 for the fiscal period. When back in 1998 Vossloh acquired this company from Siemens, the annual output was a paltry 20 units. Since

then, Vossloh Locomotives has had an exceptionally illustrious track record to become Europe's leading diesel locomotive builder. As to 2004, shipments of 155 are budgeted!

Kiel, December 29, 2003

For more information contact:
Vossloh Locomotives GmbH, Management,
Phone (+49-431) 3999-3650

VOSSLOH

Presseinformation

RECEIVED
2004 MAY 26 A 9:54
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Megacontract for Vossloh

Vancouver orders 228 trolleybuses / Vossloh Kiepe's share worth around €70 million

Vossloh Kiepe GmbH, a wholly owned subsidiary of Vossloh AG, has booked one of the biggest orders in its history: together with the Canadian urban transit bus builder New Flyer Industries, the Düsseldorf-based company will be delivering altogether 228 ultramodern low-floor trolleybuses to the Greater Vancouver Transportation Authority. Vossloh Kiepe's share of the contract is worth €70 million.

For the 188 forty-foot rigid and the 40 sixty-foot articulated trolleybuses, Vossloh Kiepe is supplying the electric propulsion system including the drive, trolley pole, plus the insulation controls required for trolleys. These modern vehicles will also have a battery bank to allow travel without overhead wire for short periods.

The 188 buses are due for delivery at the start of 2008 in good time for the 2010 Winter Olympics in Vancouver. In fact, Vossloh Kiepe has a tradition of supplying Olympic venues with trolleybuses: Innsbruck, Lausanne, Mexico City and Athens for which 142 vehicles are presently being built in time for this year's summer games.

For 55 years now Vancouver has been running eco-friendly trolley fleets whose electricity is derived from a renewable resource close by. With overhead wires stretching more than 300 km, Vancouver's trolley operation is Canada's longest and among the biggest in North America, rivaling those of Mexico City, San Francisco, and Seattle, all of which already use electrical equipment or trolley pole systems made by Vossloh Kiepe.

Düsseldorf/Werdohl, January 26, 2004

For more information contact:
Christiane Konrad, Vossloh AG, phone (+49-2392) 52249

vossloh

Press Release

Vossloh: subsidiary set up in Turkey

Close business ties for years now / developing public-private partnerships

Vossloh AG, one of Europe's foremost transport technology groups, has established a subsidiary in Istanbul by the name of Vossloh Rail Technologies LtdS In the presence of Turkish Prime Minister **Recep Tayyip Erdogan** and German Chancellor **Gerhard Schröder,** Vossloh AG CEO **Burkhard Schuchmann** referred to the longstanding close ties between his group and Turkey where, for instance, the Istanbul and Ankara metros run on tracks built with fasteners and switches from Vossloh.

With its broad range of innovative products and services Vossloh is, he went on, well poised to write successive chapters in this joint success story. "As European leader in the market for diesel locomotives we are in a good position to address and solve to customer satisfaction the complex challenges due to the special nature of the Turkish rail routes. Additionally we supply forward-pointing solutions for rail infrastructure. And in the large cities of this country our clean trams and electrically powered vehicles are an eco-friendly and economically viable alternative to today's systems," emphasized Schuchmann.

Vossloh is presently assisting the Turkish rail TCDD along its privatization path. Together with Turkish and other European parties, Vossloh is drafting inviting business setup options for various infrastructure plants of the TCDD.

According to Schuchmann, Vossloh is the first company of this size to be working on attractive public-private partnership proposals for the rail sector. "Together with our partners, we intend to submit completely new systems, from the drawing broad via funding, construction to operation—all in a single package. Adopting this approach, the Company is also able to propose solutions for major projects in Turkey including sections of the high-speed line Ankara–Istanbul, newly built and extended tram and metro systems, and setting up and expanding electrical systems for Turkey's local and metropolitan lines.

Istanbul, February 24, 2004

For more information contact Christiane Konrad, Vossloh AG,
phone (+49-2392) 52-249

vossloh

Press release

Vossloh acquires Swedish switch maker

The Vossloh Group is stepping up its activities in Scandinavia where Vossloh Cogifer SA, one of the world's foremost rail switch manufacturers, has signed an agreement to buy Swedish Rail Systems AB (SRS), based in Ystad, southern Sweden. A subsidiary of HeidelbergCement AG, SRS makes switches besides trading in track construction materials. In fiscal 2003, it posted sales of just under €15 million. This acquisition will add to Vossloh Cogifer's Scandinavian customers while at the same time sparking synergies with other group operations within this region.

Werdohl, March 22, 2004

For more information contact:

Christiane Konrad, Vossloh AG, phone (+49-2392) 52-249

vossloh

Presseinformation

Vossloh to propose dividend increase to €1.30

Vossloh AG's Executive and Supervisory Boards will propose to the annual stockholders' meeting on June 3, 2004, a cash dividend of €1.30 (up by €0.10) per share. In terms of Vossloh's year-end stock price of €44.80, this is a yield of 2.9 percent.

(Note for journalists: Vossloh is profiling its 2003 performance at today's annual accounts conference in Düsseldorf. A detailed press report is downloadable starting from 10 AM at www.vossloh.com*)*

Werdohl, March 24, 2004

For more information contact: Christiane Konrad, Vossloh AG, phone (+49-2392) 52-249

vossloh

Presseinformation

Record Vossloh Group earnings for 2003 / dividend increase to €1.30 proposed

Additional sales and EBIT growth planned

The Vossloh Group reports on a highly successful fiscal 2003. Year-earlier sales of €744.5 million surged 23.5 percent to €919.8 million. Accompanying this commendable increase was an almost 30-percent EBIT advance from the prior-year €78.4 million to €101.7 million, the EBIT margin reaching 11.1 percent. Just as the year before, the 2003 EBIT includes gains from the disposal of the VAE Group as well as risk provisions.

Adjusted for one-off effects, the EBIT margin amounts to 9.6 percent (up from 8.6 percent. Besides the earnings contributed by the operations acquired in 2002, the remarkable growth was due to the partly surging EBIT at Vossloh Fastening Systems, Vossloh Locomotives, and Vossloh Information Technologies.

"At €55.0 million (up from €52.4 million), Vossloh Group earnings were at an all-time high—all the more remarkable since last year's tax load ratio shot up from 12.1 percent in 2002 to almost 35 percent," stressed Vossloh AG's CEO, Burkhard Schuchmann, at a press conference in Düsseldorf. Group earnings for 2003 were equivalent to an EpS of €3.87 (up from €3.85), an improvement despite an almost 5-percent higher number of shares included in the formula.

At €297.9 million, the Group's equity was almost 25 percent up over the year-earlier figure of €238.6 million. The equity ratio jumped from 25.2 to 32.3 percent at December 31, 2003. At now 29.2 percent, the return on equity (measured as ratio of EBT to equity), improved from the prior year's 26.7 percent. The return on capital employed (ROCE) mounted from 13.3 to 16.4 percent, also well above the Group's 15-percent benchmark.

Vossloh AG's Executive and Supervisory Boards will propose to the annual stockholders' meeting on June 3, 2004, to distribute a cash dividend of €1.30 (up by €0.10) per share. In terms of Vossloh's year-end stock price of €44.80, this is a yield of 2.9 percent. As in 2002, around 35 percent of net earnings is being paid out as dividend, a policy whereby Executive and Supervisory Boards reaffirm their commitment to dividend continuity.

Vosslohstraße 4, D-58791 Werdohl, Telefon +49(0)2392/52-249, Telefax +49(0)2392/52-264, www.vossloh.com
Vossloh Aktiengesellschaft

At year-end 2003, the Vossloh Group had a workforce of 4,295, around 1.4 percent over the year-earlier headcount of 4,236. The gain was mainly attributable to the first-time consolidation in 2003 of Vossloh Skamo, Poland. Sales per capita showed a strong increase, rising a good 17 percent from around €178,000 in 2002 to €208,000. Most notably Vossloh Locomotives and Vossloh Information Technologies both generated appreciable sales growth with a virtually unchanged headcount.

For 2004, the Group has budgeted some 5-percent added sales to a good €960 million, EBIT to show another accelerated advance of 17.9 percent. Although the one-time gains of a net €13.5 million in 2003 will not recur, EBIT is budgeted to climb another 4.6 percent. The EBIT margin is again set for 11 percent in 2004. In terms of Group earnings, Vossloh has targeted a 3.5-percent addition to €56.9 million, notwithstanding an even heavier relative tax load growing from 34.6 to around 37.5 percent for 2004. Earnings per eligible share should then inch up from €3.87 to €3.90. Capital employed is predicted to mount 7.8 percent in 2004 from €618.1 million to €666.5 million and ROCE at just under 16 percent would again top the group benchmark of 15 percent.

"The signals are set to ongoing growth. Last year was a period of successful integration for the newly acquired subsidiaries and a marked improvement in operating business. The next steps are to both further consolidate and advance the Group through one or more acquisitions," emphasized Schuchmann.

Werdohl/Düsseldorf, March 24, 2004

For more information contact: Christiane Konrad, Vossloh AG, phone (+49-2392) 52-249

vossloh

Vossloh off to a good start in fiscal 2004

Clear sales gain in Q1/2004 / 12-month earnings forecast reaffirmed

The Vossloh Group launched successfully into fiscal 2004 with Q1 sales up by 8.2 percent or €15.0 million to €198.2 million over the year-earlier figure. It was the commendable performance by the two business units Vossloh Locomotives and Vossloh Information Technologies that brought about this increase.

In comparing Q1/2004 earnings with Q1/2003, it should be borne in mind that the figures for 2003 had included a net €14.5 million from tax-free gains from the disposal of the stake in Austria's VAE Group, less provisions for risks. Eliminating these nonrecurring factors, the first three months of the current fiscal period showed an EBIT rise of 13.2 percent from €14.4 million to €16.3 million. The comparable EBIT margin advanced from 7.9 to 8.2 percent.

Unadjusted for these nonrecurrent gains, Q1 EBIT shrank from €28.9 million in 2003 to €16.3 million, the EBIT margin from 15.8 to 8.2 percent, group earnings from €20.8 million to €8.5 million, and EpS from €1.52 to €0.58.

As of March 31, 2004, the Vossloh Group's total assets amounted to €883.4 million (up €4.2 million from €879.2 million). Major changes were in equity and financial debts, the former climbing by €50.6 million, from €256.3 million to €306.9 million, the latter scaled back by around €42.8 million during the same period. Versus 12 months earlier, the equity ratio rose 5.6 percentage points to 34.8 percent.

Annualized ROCE as a ratio of EBIT to capital employed fell 9.7 percentage points from 20.4 to 10.7 percent compared with Q1/2003. Adjusted for the nonrecurrent gains posted in 2003, ROCE advanced by 0.6 percentage points, despite the increase in capital employed from €569.2 million to €611.7 million.

Despite the higher capital employed due to the increased working capital (up by over €45 million from €189.9 million to €236.4 million), net financial debts were slashed by over €30 million from €196.3 million to €163.6 million. As net financial debts were clearly lower and equity higher, the net leverage as of March 31, 2004, was at 53.3 percent down by 23+ percentage points from the year-earlier figure.

At March 31, 2004, the Vossloh Group employed a workforce of 4,332, up by 3.9 percent over the year-earlier 4,168. The increase was chiefly due to the first-time inclusion in Q2/2003 of Vossloh Skamo in the Rail Infrastructure division.

For all of 2004, the Group expects its EBIT as projected to rise a good 5 percent to around €106 million, despite the nonrecurrence of the gains booked in 2003. Due to some delays in the placement of budgeted contracts, Vossloh at present cannot rule out that the €960 million sales targeted for 2004 will not quite be achieved. Group earnings are set to climb 2.5 percent to €56.9 million, equivalent to an EpS of around €3.90. ROCE should be just short of 16 percent, thus once more in excess of the corporate benchmark of 15 percent.

Werdohl, April 27, 2004

For more information contact:
Christiane Konrad, Vossloh AG,
phone (+49-2392) 52-249

The full interim report is published at www.vossloh.com